Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212655

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

August 29, 2016

Dear Shareholder:

On June 26, 2016, Suffolk Bancorp (which we refer to as “Suffolk”) entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) with People’s United Financial, Inc. (which we refer to as “People’s United”). Under the merger agreement, Suffolk will merge with and into People’s United, with People’s United as the surviving corporation, in a transaction that we refer to as the “merger”. Concurrently with the merger or at such later time as People’s United may determine, Suffolk’s wholly-owned subsidiary, The Suffolk County National Bank of Riverhead, will merge with and into People’s United’s wholly-owned subsidiary, People’s United Bank, National Association, with People’s United Bank, National Association as the surviving bank.

Under the terms and conditions of the merger agreement, each shareholder of Suffolk, as of the record date, will have the right to receive 2.225 shares of People’s United common stock for each share of Suffolk common stock (which we refer to as the “merger consideration”) held immediately prior to the merger. The value of the merger consideration will depend on the market price of People’s United common stock on the effective date of the merger.

Based on the closing price of People’s United common stock on the NASDAQ Global Select Market (which we refer to as “NASDAQ”) on June 24, 2016, the last trading day before public announcement of the merger, the value of the per share merger consideration payable to holders of Suffolk common stock would be $33.55. Based on the closing price of People’s United common stock on NASDAQ on August 25, 2016, the last practicable trading date before the date of the attached proxy statement/prospectus, the value of the per share merger consideration payable to holders of Suffolk common stock would be $35.18. Based on the number of shares of Suffolk common stock outstanding and the number of shares of Suffolk common stock issuable pursuant to outstanding Suffolk stock options and restricted stock awards, in each case as of August 25, 2016, the total number of shares of People’s United common stock expected to be issued in connection with the merger is approximately 26.7 million. In addition, based on the number of issued and outstanding shares of People’s United common stock and Suffolk common stock on August 25, 2016, and based on the exchange ratio of 2.225, holders of shares of Suffolk common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 7.9% of the issued and outstanding shares of People’s United common stock immediately following the closing of the merger (without giving effect to any People’s United common stock held by Suffolk’s shareholders prior to the merger).

Suffolk will hold a special meeting of its shareholders in connection with the merger. Suffolk’s shareholders will be asked to vote to adopt the merger agreement and approve related matters, as described in the attached proxy statement/prospectus. The merger cannot be completed unless, among other things, the holders of at least 70% of the outstanding shares of Suffolk common stock adopt the merger agreement.

The special meeting of shareholders of Suffolk will be held at The Suffolk County National Bank, Administrative Center, Lower Level, 4 West Second Street, Riverhead, New York on October 13, 2016 at 10:00 a.m., local time.

Suffolk’s board of directors has unanimously approved and adopted the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the special meeting.

The attached proxy statement/prospectus, which serves as the proxy statement for the special meeting of the shareholders of Suffolk and the prospectus for the shares of People’s United common stock to be issued in the merger, includes detailed information about the special meeting, the merger and the documents related to the merger. We urge you to read the entire proxy statement/prospectus carefully, including the discussion of the risks related to the merger and owning People’s United common stock after the merger in the section titled “Risk Factors” beginning on page 21. You can also obtain information about Suffolk and People’s United from documents that have been filed with the Securities and Exchange Commission that are incorporated in the proxy statement/prospectus by reference.

Shares of People’s United common stock are listed on NASDAQ under the symbol “PBCT.” Shares of Suffolk common stock are listed on the New York Stock Exchange under the symbol “SCNB.” On August 25, 2016, the last practicable trading day prior to the date of the attached proxy statement/prospectus, the last sales price of People’s United common stock was $15.81 per share, and the last sales price of Suffolk common stock was $34.51 per share. You should obtain current market quotations for both People’s United common stock and Suffolk common stock.

Your vote is important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card or by submitting a proxy through the Internet or by telephone as described on the enclosed instructions as soon as possible to make sure your shares are represented at the special meeting. If you submit a properly signed proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the special meeting. The failure to vote by submitting your proxy or attending the special meeting and voting in person will have the same effect as a vote against adoption of the merger agreement. Submitting a proxy now will NOT prevent you from being able to vote in person at the special meeting. If you hold your shares in “street name,” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee how to vote in accordance with the voting instruction form you receive from your bank, broker or other nominee.

Sincerely,

Howard C. Bluver

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The shares of People’s United common stock to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated August 29, 2016, and is first being mailed to Suffolk’s shareholders on or about August 29, 2016.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

August 29, 2016

To the Shareholders of Suffolk Bancorp:

Notice is hereby given that a special meeting of shareholders of Suffolk Bancorp, a New York corporation (which we refer to as “Suffolk”), will be held at The Suffolk County National Bank, Administrative Center, Lower Level, 4 West Second Street, Riverhead, New York on October 13, 2016 at 10:00 a.m., local time, for the purpose of considering and voting upon the following matters:

1.	the adoption of the Agreement and Plan of Merger, dated as of June 26, 2016 (which we refer to as the “merger agreement”), by and between Suffolk and People’s United Financial, Inc. (which we refer to as the “merger proposal”);

2.	the approval, on a non-binding, advisory basis, of the compensation that certain executive officers of Suffolk may receive that is based on or otherwise relates to the merger (which we refer to as the “compensation proposal”); and

3.	the approval of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal (which we refer to as the “adjournment proposal”).

Suffolk’s board of directors has fixed the close of business on August 25, 2016 as the record date for determination of shareholders entitled to notice of and to vote at the special meeting, and only shareholders of record on said date will be entitled to receive notice of and to vote at said meeting.

Suffolk’s board of directors has unanimously approved and adopted the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

By Order of the Board of Directors

/s/ Jill E. Abbate

JILL E. ABBATE

Corporate Secretary

Your vote is important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card or by submitting a proxy through the Internet or by telephone as described on the enclosed instructions as soon as possible to make sure your shares are represented at the special meeting. If you submit a properly signed proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal. The failure to vote by submitting your proxy or attending the special meeting and voting in person will have the same effect as a vote against adoption of the merger agreement. Submitting a proxy now will NOT prevent you from being able to vote in person at the special meeting. If you hold your shares in “street name,” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee how to vote in accordance with the voting instruction form you receive from your bank, broker or other nominee.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about People’s United Financial, Inc. (which we refer to as “People’s United”) and Suffolk Bancorp (which we refer to as “Suffolk”) from documents filed with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with the proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by People’s United or Suffolk at no cost from the SEC’s website at http://www.sec.gov. The proxy statement/prospectus is available for viewing, printing and downloading at http://www.viewproxy.com/suffolkbancorp/2016/. Additionally, you may also request copies of these documents, including documents incorporated by reference in the proxy statement/prospectus, at no cost upon written or oral request by contacting the appropriate company at the following addresses and telephone numbers:

People’s United Financial, Inc.

850 Main Street

Bridgeport, Connecticut 06604

Attention: Investor Relations

Telephone: (203) 338-4581

www.peoples.com (“Investor Relations” tab under the heading “Regulatory Filings”)

Suffolk Bancorp 4 West Second Street Riverhead, New York 11901 Attention: Investor Relations Telephone: (631) 208-2400 www.scnb.com (“Investor Relations” tab under the heading “SEC Filings”)

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the Suffolk special meeting. This means that Suffolk’s shareholders requesting documents must do so by October 5, 2016, in order to receive them before the special meeting.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information,” beginning on page 103 of the accompanying proxy statement/prospectus.

The accompanying proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety.

If you have any questions concerning the merger, the other matters to be considered at the special meeting or the accompanying proxy statement/prospectus or need assistance voting your shares, please contact Suffolk’s proxy solicitor at the address or telephone number listed below:

Alliance Advisors, LLC

200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003

Banks and brokers should call: 888-991-1290	Shareholders should call: 888-991-1290

Please do not send your stock certificates at this time. You will be sent separate instructions regarding the surrender of your stock certificates.

You should rely only on the information contained in, or incorporated by reference into, the proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, the proxy statement/prospectus. The proxy statement/prospectus is dated August 29, 2016, and you should assume that the information in the proxy statement/prospectus is accurate only as of such date unless information specifically indicates that another date applies.

The proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which this proxy statement/prospectus refers in order to fully understand the merger and the related transactions. For more information, see “Where You Can Find More Information,” beginning on page 103. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (page 37)

People’s United

People’s United Financial, Inc. (which we refer to as “People’s United”) is the holding company of People’s United Bank, National Association (which we refer to as “People’s United Bank”). At June 30, 2016, People’s United had total consolidated assets of $40.2 billion, 390 branches and 595 ATMs. A diversified financial services company founded in 1842, People’s United provides consumer, commercial, insurance, retail investment and wealth management and trust services to personal and business banking customers. The address of People’s United’s principal executive offices is 850 Main Street, Bridgeport, Connecticut 06604, and its telephone number is (203) 338-7171.

Suffolk

Suffolk Bancorp (which we refer to as “Suffolk”) was incorporated in 1985 as a bank holding company. Suffolk currently owns all of the outstanding capital stock of The Suffolk County National Bank of Riverhead (which we refer to as “Suffolk Bank”). Suffolk Bank was organized under the national banking laws of the United States in 1890. Suffolk Bank is a member of the Federal Reserve System, and its deposits are insured by the FDIC to the extent provided by law. The income of Suffolk is primarily derived through the operations of Suffolk Bank and its subsidiaries, consisting of the real estate investment trust Suffolk Greenway, Inc., an insurance agency and two corporations used to acquire foreclosed real estate. The insurance agency and the two corporations used to acquire foreclosed real estate are immaterial to Suffolk’s operations. Suffolk had 337 full-time equivalent employees as of December 31, 2015.

At June 30, 2016, Suffolk on a consolidated basis, had total assets of $2.2 billion, total deposits of $1.9 billion and shareholders’ equity of $210 million. The address of Suffolk’s principal executive offices is 4 West Second Street, P.O. Box 9000, Riverhead, New York 11901, and its telephone number is (631) 208-2400.

The Merger (page 39)

Suffolk and People’s United have entered into an Agreement and Plan of Merger, dated as of June 26, 2016 (which we refer to as the “merger agreement”). Under the merger agreement, Suffolk will merge with and into People’s United, with People’s United as the surviving corporation, in a transaction that we refer to as the “merger”. The merger agreement is attached to this proxy statement/prospectus as Annex A. Please carefully read the merger agreement as it is the legal document that governs the merger.

What Suffolk’s Shareholders Will Receive in the Merger (page 73)

If the merger is completed, each outstanding share of Suffolk common stock (except for specified shares of Suffolk common stock held by Suffolk or People’s United (which will be cancelled)) held immediately prior to the merger will be converted into the right to receive 2.225 shares of People’s United common stock (which we refer to as the “merger consideration”).

Based on the $15.81 closing price of People’s United common stock on the NASDAQ Global Select Market (which we refer to as “NASDAQ”) on August 25, 2016, the last practicable trading day prior to the date of this proxy statement/prospectus, Suffolk’s shareholders will receive shares of People’s United common stock having a value of approximately $35.18 for each share of Suffolk common stock that is exchanged for People’s United common stock.

What Holders of Suffolk Stock Options and Restricted Stock Awards Will Receive in the Merger (page 74)

At the effective time of the merger, subject to the terms and conditions of the merger agreement, each option to purchase shares of Suffolk common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time (which we refer to as a “company stock option”), shall fully vest and shall be cancelled and converted automatically into the right to receive a number of shares of People’s United common stock equal to the quotient of (i) the product of (A) the number of shares of Suffolk common stock subject to such company stock option multiplied by (B) the excess, if any, of the per share stock consideration over the exercise price per share of Suffolk common stock of such company stock option, divided by (ii) the average of the closing-sale prices of People’s United common stock for the five full trading days ending on the trading day immediately preceding the effective time of the merger, with cash payable in lieu of any fractional shares. The “per share stock consideration” means the exchange ratio of 2.225 times the average of the closing-sale prices of People’s United common stock for the five full trading days ending on the trading day immediately preceding the effective time of the merger. Any company stock option that has an exercise price per share that is greater than or equal to the average of the closing-sale prices of People’s United common stock for the five full trading days ending on the trading day immediately preceding the effective time of the merger will be cancelled in exchange for no consideration.

At the effective time of the merger, subject to the terms and conditions of the merger agreement, each Suffolk restricted stock award (which we refer to as a “company restricted stock award,” and together with company stock options, “company equity awards”) granted on or prior to June 26, 2016 that is outstanding immediately prior to the effective time shall fully vest and shall be cancelled and converted automatically into the right to receive the merger consideration, with cash payable in lieu of any fractional shares. Each company restricted stock award granted following June 26, 2016 that is outstanding immediately prior to the effective time (which we refer to as a “rollover stock award”) shall automatically be converted into the right to receive 2.225 restricted shares of People’s United common stock, with any fractional shares rounded to the nearest whole number of shares (which we refer to as an “adjusted stock award”). Each adjusted stock award shall be subject to the same terms, conditions and restrictions (including any vesting conditions) as were applicable to the converted rollover stock award immediately prior to the effective time of the merger.

Accounting Treatment of the Merger (page 69)

People’s United will account for the merger as a purchase for financial reporting purposes.

Material U.S. Federal Income Tax Consequences of the Merger (page 66)

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and it is a condition to the respective obligations of People’s United and Suffolk to complete the merger that each receives a legal opinion to that effect. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of Suffolk common stock generally will not recognize gain or loss with respect to People’s United common stock received in the merger, but will recognize gain or loss with respect to any cash received in lieu of fractional shares of People’s United common stock.

For more information, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 66.

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Suffolk (page 48)

In connection with the merger, Suffolk’s financial advisor, Keefe, Bruyette & Woods, Inc. (which we refer to as “KBW”) delivered a written opinion, dated June 26, 2016, to Suffolk’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Suffolk common stock of the exchange ratio in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this proxy statement/prospectus. The opinion was for the information of, and was directed to, Suffolk’s board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of Suffolk common stock. It did not address, and KBW expressed no view or opinion with respect to, the underlying business decision of Suffolk to engage in the merger or enter into the merger agreement. KBW’s opinion did not constitute a recommendation to Suffolk’s board of directors as to how it should vote on the merger, and KBW’s opinion does not constitute a recommendation to any holder of Suffolk common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. For more information, see “The Merger—Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Suffolk,” beginning on page 48.

Recommendation of Suffolk’s Board of Directors (page 45)

Suffolk’s board of directors has determined that the merger is advisable, fair to and in the best interests of Suffolk and its shareholders. Suffolk’s board of directors unanimously recommends that Suffolk’s shareholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the special meeting.

Interests of Suffolk’s Directors and Executive Officers in the Merger (page 61)

In considering the recommendation of Suffolk’s board of directors with respect to the merger, Suffolk’s shareholders should be aware that the directors and executive officers of Suffolk have certain interests in the merger that may be different from, or in addition to, the interests of Suffolk’s shareholders generally. Suffolk’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Suffolk’s shareholders vote to adopt the merger agreement between Suffolk and People’s United (which we refer to as the “merger proposal”).

These interests include:

•	any outstanding stock options (including those held by the directors and executive officers) will vest upon the effective time of the merger and be cancelled and converted into the right to receive shares of common stock of People’s United with a value equal to the difference between the merger consideration and the applicable exercise price;

•	any restricted stock awards (including those held by the directors and executive officers) that were outstanding at the time the merger agreement was executed will vest upon the effective time of the merger and be cancelled and converted into the right to receive the merger consideration;

•	any restricted stock awards granted between the execution of the merger agreement and the effective time of the merger will convert, as of the effective time of the merger, into the right to receive 2.225 restricted shares of People’s United common stock per restricted share of Suffolk common stock;

•	under the merger agreement, immediately prior to the effective time of the merger, Suffolk may pay its employees (including the executive officers) an annual bonus for the year of closing, prorated for the portion of the year elapsed as of the closing date, which bonus will be based on actual performance through the closing;

•	Suffolk’s executive officers are party to change of control employment agreements that provide for severance benefits upon certain qualifying terminations of employment following the effective time of the merger;

•	under the merger agreement, promptly following the effective time of the merger, Suffolk’s directors will be offered the opportunity to serve on a regional advisory board of People’s United;

•	Suffolk’s Chief Executive Officer, Howard Bluver, is expected to be offered the role of New York Market President of People’s United following the effective time of the merger; and

•	Suffolk’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

For a more complete description of these interests, see “The Merger—Interests of Suffolk’s Directors and Executive Officers in the Merger” beginning on page 61.

People’s United’s Board of Directors after the Merger (page 66)

People’s United’s board of directors will not change in connection with the merger and the other transactions contemplated by the merger agreement.

Agreement Not to Solicit Other Offers (page 83)

Suffolk has agreed not to initiate, solicit, knowingly encourage or knowingly facilitate any proposals from third parties regarding acquiring Suffolk or its businesses. In addition, Suffolk has agreed not to engage or participate in any negotiations with any person concerning any proposals from third parties regarding acquiring Suffolk or its businesses and has agreed not to provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any proposals from third parties regarding acquiring Suffolk or its businesses. However, if Suffolk receives an unsolicited bona fide written acquisition proposal from a third party prior to the adoption of the merger agreement by Suffolk’s shareholders, Suffolk may participate in discussions with, or provide nonpublic information to, such third party if, among other steps, Suffolk’s board of directors concludes in good faith that the proposal is or is more likely than not to result in a superior proposal to the merger. For more information, see “The Merger Agreement—Agreement Not to Solicit Other Offers,” beginning on page 83.

Regulatory Approvals Required for the Merger (page 69)

Subject to the terms of the merger agreement, both Suffolk and People’s United have agreed to use their reasonable best efforts to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, including the merger and the merger of Suffolk Bank with and into People’s United Bank, with People’s United Bank as the surviving bank (which we refer to as the “bank merger”), and comply with the terms and conditions of such approvals. These approvals include approvals from the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”) and the Office of the Comptroller of the Currency (which we refer to as the “OCC”). People’s United has filed applications to obtain the necessary regulatory approvals. The completion of the merger is subject to the expiration of certain waiting periods and other requirements. Although People’s United does not know of any reason why it would not be able to obtain the necessary regulatory approvals in a timely manner, People’s United cannot be certain when or if it will receive them or, if received, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on People’s United or its subsidiaries after the completion of the merger. For more information regarding the regulatory approvals to which completion of the merger and bank merger are subject, see “The Merger—Regulatory Approvals Required for the Merger,” beginning on page 69.

Conditions to Complete the Merger (page 84)

Each party’s obligation to complete the merger is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain conditions, including: (1) the adoption of the merger proposal by the requisite vote of Suffolk’s shareholders; (2) the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, each as described above; (3) authorization for listing on NASDAQ of the shares of People’s United common stock to be issued in the merger; (4) effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the People’s United common stock to be issued upon the consummation of the merger; (5) the absence of any order, injunction or other legal restraint preventing the completion of the merger or making the completion of the merger illegal; (6) subject to certain exceptions, the accuracy of the representations and warranties of each of People’s United and Suffolk; (7) performance in all material respects by each of People’s United and Suffolk of its respective obligations under the merger agreement; and (8) receipt by each of People’s United and Suffolk of an opinion from its respective counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Suffolk nor People’s United can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For more information, see “The Merger Agreement—Conditions to Complete the Merger,” beginning on page 84.

Termination of the Merger Agreement (page 85)

The merger agreement may be terminated at any time by People’s United or Suffolk prior to the effective time of the merger under the following circumstances:

•	by mutual written consent;

•	if any governmental entity that must grant a required regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a required regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	if the merger is not consummated by June 26, 2017, unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	subject to cure rights, if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties of the other party, such that the conditions to the terminating party’s obligations to complete the merger would not be satisfied (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement); and

•	if Suffolk’s shareholder meeting to adopt the merger agreement (including any postponements or adjournments thereof) concludes without obtaining Suffolk’s shareholder vote required to adopt the merger agreement; provided that Suffolk may not terminate the merger agreement in this circumstance if it has not complied in all material respects with its obligations to call and hold the special meeting of Suffolk’s shareholders for the purpose of voting upon the adoption of the merger agreement (including by complying with any adjournment or postponement obligations under the merger agreement).

In addition, the merger agreement may be terminated by People’s United if, prior to obtaining the adoption by Suffolk’s shareholders of the merger agreement, Suffolk’s board of directors (i) fails to recommend in this proxy statement/prospectus that Suffolk’s shareholders adopt the merger agreement or makes an adverse recommendation change with respect thereto or (ii) breaches in any material respect certain of its obligations to call and hold the special meeting of Suffolk’s shareholders for the purpose of voting upon the adoption of the merger agreement and its obligation not to solicit other offers.

For more information, see “The Merger Agreement—Termination of the Merger Agreement,” beginning on page 85.

Termination Fee (page 86)

If the merger agreement is terminated under certain circumstances, including certain circumstances involving alternative acquisition proposals, changes in the recommendation of Suffolk’s board of directors or Suffolk’s shareholders not adopting the merger agreement, Suffolk may be required to pay to People’s United a termination fee equal to $16 million. This termination fee could discourage other companies from seeking to acquire or merge with Suffolk. For more information, see “The Merger Agreement—Termination Fee,” beginning on page 86.

Amendment, Waiver and Extension of the Merger Agreement (page 87)

People’s United and Suffolk may jointly amend the merger agreement, and each of People’s United and Suffolk may waive its right to require the other party to comply with particular provisions of the merger agreement. However, People’s United and Suffolk may not amend the merger agreement after Suffolk’s shareholders adopt the merger agreement if the amendment would legally require further adoption by Suffolk’s shareholders without first obtaining such further adoption.

People’s United and Suffolk may, by mutual agreement, also change the method or structure of effecting the combination of People’s United and Suffolk, as long as any such change does not alter or change the exchange ratio or the number of shares of People’s United common stock received by Suffolk’s shareholders in exchange for each share of Suffolk common stock, materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner, adversely affect the tax treatment of Suffolk’s shareholders or adversely affect the tax treatment of People’s United or Suffolk.

For more information, see “The Merger Agreement—Amendment, Waiver and Extension of the Merger Agreement,” beginning on page 87.

Special Meeting of Suffolk’s Shareholders (page 30)

Suffolk will hold its special meeting of shareholders at The Suffolk County National Bank, Administrative Center, Lower Level, 4 West Second Street, Riverhead, New York on October 13, 2016 at 10:00 a.m., local time. At the special meeting you will be asked to vote for the adoption of the merger agreement and the transactions contemplated thereby and to approve related matters, as described beginning on page 35 in “The Proposals.”

You can vote at the Suffolk special meeting of shareholders if you owned Suffolk common stock at the close of business on August 25, 2016. As of that date, there were approximately 11,901,864 shares of Suffolk common stock outstanding and entitled to vote, approximately 586,503 of which, or 4.93%, were owned beneficially or of record by directors and officers of Suffolk. You can cast one vote for each share of Suffolk common stock that you owned on that date.

Shareholders representing at least a majority of the shares entitled to vote at the special meeting must be present at the special meeting, either in person or by proxy, for there to be a quorum at the special meeting.

The affirmative vote of the holders of at least 70% of the outstanding shares of Suffolk common stock entitled to vote at the special meeting is required to adopt the merger agreement. Assuming a quorum is present, approval of the compensation that certain executive officers of Suffolk may receive that is based on or otherwise relates to the merger (which we refer to as the “compensation proposal”) and approval of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal (which we refer to as the “adjournment proposal”) require the affirmative vote of the holders of at least a majority of the votes cast at the special meeting. Suffolk’s shareholders must adopt the merger proposal in order for the merger to occur. Suffolk’s shareholders are not, however, required to approve the compensation proposal or the adjournment proposal in order for the merger to occur. If Suffolk’s shareholders fail to approve the compensation proposal or the adjournment proposal, but adopt the merger proposal, the merger may nonetheless occur.

No Appraisal Rights (page 71)

Under the New York Business Corporation Law (which we refer to as the “NYBCL”), the holders of Suffolk common stock will not be entitled to any appraisal rights or dissenters’ rights in connection with the merger if, on the record date for the Suffolk special meeting, their shares are listed on a national securities exchange. Suffolk common stock is currently listed on the New York Stock Exchange, a national securities exchange (which we refer to as the “NYSE”), and is expected to continue to be so listed on the record date for the Suffolk special meeting. Accordingly, Suffolk’s shareholders will not be entitled to assert any appraisal or dissenters’ rights in connection with the merger. For more information, see “The Merger—No Appraisal Rights,” beginning on page 71.

Litigation Relating to the Merger (page 72)

Certain litigation is pending in connection with the merger. For more information, see “The Merger—Litigation Relating to the Merger,” beginning on page 72.

Differences Between Rights of People’s United Stockholders and Suffolk’s Shareholders (page 90)

As a result of the merger, the holders of Suffolk common stock will become holders of People’s United common stock. Following the merger, Suffolk’s shareholders will have different rights as stockholders of People’s United than as shareholders of Suffolk due to the different provisions of the governing documents and the governing law of People’s United and Suffolk. For additional information regarding the different rights as stockholders of People’s United than as shareholders of Suffolk, see “Comparison of Stockholder Rights,” beginning on page 90.

SELECTED HISTORICAL FINANCIAL DATA OF PEOPLE’S UNITED

People’s United is providing the following information to aid you in your analysis of the financial aspects of the merger. People’s United derived the financial information as of and for the fiscal years ended December 31, 2011 through December 31, 2015 from its historical audited financial statements for these fiscal years. People’s United derived the financial information as of and for the six months ended June 30, 2016 and 2015 from its unaudited financial statements, which financial statements include, in the opinion of People’s United management, all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of those results.

On April 21, 2016, People’s United Insurance Agency, a subsidiary of People’s United Bank, acquired Eagle Insurance Group, LLC, a Raynham, Massachusetts based insurance brokerage firm.

The results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2016. This information is only a summary, and you should read it in conjunction with People’s United’s consolidated financial statements and the related notes contained in People’s United’s periodic reports filed with the Securities and Exchange Commission (which we refer to as the “SEC”) that have been incorporated by reference in this proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 103.

	As of and for the Six Months Ended June 30,		As of and for the Fiscal Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(in millions, except per share data)
Selected Financial Condition Data:
Total assets(1)	$40,150	$37,208	$38,947	$36,021	$33,219	$30,346	$27,575
Loans	29,038	27,562	28,411	26,592	24,390	21,737	20,385
Securities	6,785	5,756	6,449	5,012	5,033	4,669	2,931
Short-term investments(2)	364	196	380	769	124	131	411
Allowance for loan losses	220	205	211	198	188	188	183
Goodwill and other acquisition-related intangibles	2,076	2,091	2,088	2,103	2,127	2,154	2,174
Deposits	28,999	27,435	28,417	26,138	22,557	21,751	20,816
Borrowings	4,563	3,563	4,307	3,692	5,057	2,386	857
Notes and debentures(1)	1,058	1,024	1,033	1,027	636	655	160
Stockholders’ equity	4,830	4,686	4,732	4,633	4,568	5,039	5,215
Non-performing assets(3)	182	221	182	224	248	290	337

Financial Results:
Net interest income—FTE(4)	$495.1	$470.9	$957.3	$931.1	$905.8	$940.4	$921.2
Provision for loan losses	20.5	17.5	33.4	40.6	43.7	49.2	63.7
Net security gains	0.1	—	—	3.0	—	—	8.8
All other non-interest income(5)	167.6	172.0	352.4	347.8	341.7	320.4	305.5
Non-interest expense(6)	430.2	429.4	860.6	841.5	839.0	830.6	871.9
Income from continuing operations	131.4	120.9	260.1	251.7	232.4	245.3	192.4
Net income	131.4	120.9	260.1	251.7	232.4	245.3	192.4

Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets(7)	0.67%	0.67%	0.70%	0.75%	0.75%	0.87%	0.74%
Return on average tangible assets(7)	0.71	0.71	0.75	0.80	0.80	0.94	0.80
Return on average stockholders’ equity(7)	5.5	5.2	5.5	5.4	4.9	4.7	3.6
Return on average tangible stockholders’ equity(7)	9.8	9.4	10.0	10.0	8.9	8.2	6.0
Net interest margin(11)	2.81	2.90	2.88	3.09	3.31	3.86	4.10
Net interest rate spread	2.79	2.87	2.86	3.07	3.28	3.83	4.04
Efficiency ratio	61.5	61.7	61.5	62.1	62.3	61.2	62.6
Average interest-earning assets to average interest-bearing liabilities	127.45	127.97	128.07	129.27	131.55	136.07	137.20

	As of and for the Six Months Ended June 30,		As of and for the Fiscal Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(in millions, except per share data)
Per Common Share Data:
Basic and diluted earnings per share	$0.43	$0.40	$0.86	$0.84	$0.74	$0.72	$0.55
Dividends paid per share	0.3375	0.3325	0.6675	0.6575	0.6475	0.6375	0.6275
Book value (end of period)	15.91	15.51	15.62	15.44	15.28	15.21	14.96
Tangible book value (end of period)(8)	9.07	8.59	8.73	8.43	8.17	8.71	8.72
Dividend payout ratio	77.9%	82.7%	77.3%	78.2%	88.1%	88.8%	114.9%

Capital Ratios:
Average stockholders’ equity to average total assets	12.2%	12.9%	12.7%	13.7%	15.3%	18.4%	20.3%
Stockholders’ equity to total assets	12.0	12.6	12.1	12.9	13.8	16.6	18.9
Tangible stockholders’ equity to tangible assets(8)	7.2	7.4	7.2	7.5	7.9	10.2	12.0

Regulatory Capital Ratios(9):
Leverage (core) capital	7.8%	8.2%	8.0%	7.9%	8.3%	10.6%	12.5%
Tier 1 risk-based capital	9.7	9.9	9.8	9.8	10.2	13.2	14.8
Total risk-based capital	11.5	11.8	11.7	12.2	11.3	14.7	16.2

Asset Quality Ratios:
Originated non-performing loans to originated loans(10)	0.56%	0.71%	0.58%	0.77%	0.95%	1.30%	1.75%
Non-performing assets to:
Originated loans, REO and repossessed assets(10)	0.64	0.83	0.66	0.88	1.08	1.48	2.00
Tangible stockholders’ equity and originated allowance for loan losses	6.14	7.91	6.38	8.24	9.47	9.45	10.47
Net loan charge-offs to average loans(11)	0.08	0.08	0.08	0.12	0.19	0.21	0.28
Total originated allowance for loan losses to:
Originated non-performing loans(10)	135.3	102.9	127.3	95.5	81.9	70.3	59.7
Originated loans(10)	0.75	0.73	0.73	0.74	0.78	0.91	1.05

(1)	Prior period amounts have been adjusted to reflect (i) all legally binding commitments to fund future affordable housing investments and (ii) the reclassification of debt issuance costs from total assets to notes and debentures.
(2)	Includes securities purchased under agreements to resell.
(3)	Excludes “acquired” loans (see note 10 below) that meet People’s United’s definition of a non-performing loan, but for which the risk of credit loss has been considered by virtue of People’s United’s estimate of acquisition-date fair value and/or the existence of an FDIC loss-share agreement.
(4)	Fully taxable equivalent basis.
(5)	Includes $9.2 million and $20.6 million of non-operating income for the fiscal years ended December 31, 2015 and 2014, respectively.
(6)	Includes $9.0 million of non-operating expenses for the six months ended June 30, 2015. Includes $12.9 million, $9.5 million, $12.7 million, $12.7 million and $56.8 million of non-operating expenses for the fiscal years ended December 31, 2015, 2014, 2013, 2013 and 2012, respectively.
(7)	Calculated based on net income for all periods. Six month ratios are presented on an annualized basis.
(8)	The tangible equity ratio is the ratio of (i) tangible stockholders’ equity (total stockholders’ equity less goodwill and other acquisition-related intangibles) (the numerator) to (ii) tangible assets (total assets less goodwill and other acquisition-related intangibles) (the denominator). Tangible book value per share is calculated by dividing tangible stockholders’ equity by common shares outstanding.
(9)	Effective January 1, 2015, all regulatory capital ratios are calculated in accordance with BASEL III capital rules.
(10)	Calculations exclude “acquired” loans, which represent the acquisition-date portfolios in People’s United’s acquisitions that are accounted for as loan pools. “Originated” loans represent all loans other than acquired loans. Including acquired loans and acquired non-performing loans at June 30, 2016, non-performing loans were 0.63% of total loans and non-performing assets were 0.71% of total loans, REO and repossessed assets.
(11)	Six month ratios are presented on an annualized basis.

SELECTED HISTORICAL FINANCIAL DATA OF SUFFOLK

The following selected consolidated financial information for the calendar years ended December 31, 2011 through December 31, 2015 is derived from audited financial statements of Suffolk. The financial information as of and for the six months ended June 30, 2016 and 2015 are derived from unaudited financial statements, which financial statements include, in the opinion of Suffolk’s management, all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of those results. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2016, and you should not assume the results of operations for any past periods indicate results for any future period. This information is only a summary, and you should read it in conjunction with Suffolk’s consolidated financial statements and the related notes contained in Suffolk’s periodic reports filed with the SEC that have been incorporated by reference in this proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 103.

	As of and for the Six Months Ended June 30,		As of and for the Fiscal Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(in thousands, except per share data)
Selected Financial Condition Data:
Total assets	$2,196,375	$1,998,220	$2,168,592	$1,895,283	$1,699,816	$1,622,464	$1,484,227
Loans	1,729,874	1,476,626	1,666,447	1,355,427	1,068,848	780,780	969,654
Securities	244,577	337,455	308,408	360,940	412,446	410,388	308,519
Short-term investments	78,366	18,650	22,814	24,376	73,287	305,370	98,908
Allowance for loan losses	20,965	20,051	20,685	19,200	17,263	17,781	39,958
Goodwill and other acquisition-related intangibles	2,756	2,992	2,864	2,991	2,978	2,670	2,437
Deposits	1,949,019	1,718,394	1,780,623	1,556,060	1,510,061	1,431,114	1,311,872
Borrowings	15,000	65,000	165,000	130,000	—	—	—
Stockholders’ equity	210,307	191,151	197,258	182,733	167,198	163,985	136,560
Non-performing assets(1)	7,548	5,529	5,528	12,981	15,183	18,914	82,560

Financial Results:
Net interest income—FTE(2)	$39,008	$36,255	$73,093	$66,405	$60,352	$60,370	$73,077
Provision for loan losses	250	250	600	1,000	1,250	8,500	24,888
Net security gains (losses)	24	186	319	19	403	(217)	1,648
All other non-interest income	4,109	3,955	8,275	10,881	19,104	11,098	8,473
Non-interest expense	26,471	26,282	53,954	53,419	58,565	61,571	59,042
Income (loss) from continuing operations(2)	16,420	13,864	27,133	22,886	20,044	1,180	(732)
Net income (loss)	10,623	9,127	17,687	15,295	12,718	(1,748)	(78)

Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets(3)	0.97%	0.96%	0.89%	0.87%	0.76%	(0.11)%	0.00%
Return on average tangible assets(3)	0.97	0.96	0.89	0.87	0.77	(0.11)	0.00
Return on average stockholders’ equity(3)	10.45	9.85	9.27	8.57	7.78	(1.22)	(0.06)
Return on average tangible stockholders’ equity(3)	10.60	10.01	9.42	8.71	7.92	(1.25)	(0.06)
Net interest margin—FTE(2)	3.84	4.10	3.98	4.07	3.91	4.19	4.97
Net interest rate spread	3.69	3.98	3.83	3.95	3.76	3.99	4.71
Efficiency ratio	60.5	64.7	65.6	68.4	73.6	86.2	71.8
Average interest-earning assets to average interest-bearing liabilities	173.01	175.59	178.92	180.16	178.03	179.50	164.51

	As of and for the Six Months Ended June 30,		As of and for the Fiscal Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(in thousands, except per share data)
Per Common Share Data:
Basic earnings per share	$0.90	$0.78	$1.50	$1.32	$1.10	$(0.17)	$(0.01)
Diluted earnings per share	0.89	0.77	1.49	1.31	1.10	(0.17)	(0.01)
Dividends paid per share	0.20	0.12	0.32	0.12	—	—	—
Book value (end of period)	17.68	16.23	16.72	15.66	14.45	14.18	14.04
Tangible book value (end of period)(4)	$17.45	$15.97	$16.47	$15.40	$14.19	$13.95	$13.79
Dividend payout ratio	22.29	15.39	21.48	9.16	—	—	—

Capital Ratios:
Average stockholders’ equity to average total assets	9.27%	9.72%	9.61%	10.14%	9.83%	9.30%	8.55%
Stockholders’ equity to total assets	9.58	9.57	9.10	9.64	9.84	10.11	9.20
Tangible stockholders’ equity to tangible assets(4)	9.46	9.43	8.98	9.50	9.68	9.96	9.05

Regulatory Capital Ratios:
Leverage (core) capital	9.66%	10.10%	9.77%	10.04%	9.81%	9.79%	8.85%
Tier 1 risk-based capital	12.04	12.01	11.68	12.10	13.77	16.89	12.98
Total risk-based capital	13.24	13.26	12.89	13.35	15.02	18.15	14.26

Asset Quality Ratios:
Non-performing loans to total loans	0.40%	0.37%	0.33%	0.96%	1.42%	2.10%	8.33%
Non-performing assets to:
Total assets	0.34	0.28	0.25	0.68	0.89	1.17	5.56
Tangible stockholders’ equity and allowance for loan losses	3.30	2.66	2.57	6.53	8.37	10.56	47.43
Net loan charge-offs (recoveries) to average loans	0.00	(0.09)	(0.06)	(0.08)	0.20	3.57	1.31
Allowance for loan losses to:
Non-performing loans	303.93	362.65	374.2	147.9	113.7	108.2	49.5
Total loans	1.21	1.36	1.24	1.42	1.62	2.28	4.12

(1)	Including other real estate owned and non-accrual loans held for sale.
(2)	Income before income tax expense (benefit) on a fully taxable equivalent basis.
(3)	Calculated based on net income for all periods.
(4)	The tangible equity ratio is the ratio of (i) tangible common stockholders’ equity (total stockholders’ equity less goodwill and other intangible assets) (the numerator) to (ii) tangible assets (total assets less goodwill and other intangible assets) (the denominator). Tangible book value per share is calculated by dividing tangible stockholders’ equity by common shares outstanding.

UNAUDITED COMPARATIVE PER SHARE DATA

The following table sets forth the basic earnings, diluted earnings, cash dividend and book value per common share data for People’s United and Suffolk on a historical basis and on a pro forma combined basis, for the six months ended June 30, 2016, and for the year ended December 31, 2015. The unaudited pro forma data was derived by combining the historical financial information of People’s United and Suffolk using the acquisition method of accounting for business combinations, assumes the transaction is completed as contemplated and represents a current estimate based on available information of the combined company’s results of operations. The unaudited pro forma data and equivalent per share information gives effect to the merger as if the transaction had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2015, in the case of the earnings per share and dividends declared data. The pro forma financial adjustments record the assets and liabilities of Suffolk at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analysis is performed.

The unaudited pro forma data below is presented for illustrative purposes only. You should not rely on the unaudited pro forma data or equivalent amounts presented below as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of merger- and integration-related costs or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information in the following table is derived from and should be read in conjunction with the historical consolidated financial statements and related notes of People’s United and Suffolk, which are incorporated into this document by reference. For more information, see “Selected Historical Financial Data of People’s United” and “Selected Historical Financial Data of Suffolk,” beginning on pages 8 and 10, respectively.

	People’s United As Reported	Suffolk As Reported	Pro Forma Combined People’s United(1)	Pro Forma Equivalent Per Share Information(2)
For the six months ended June 30, 2016:
Basic earnings per share from continuing operations	$0.43	$0.90	$0.43	$0.96
Diluted earnings per share from continuing operations	0.43	0.89	0.43	0.96
Cash dividends(3)	0.3375	0.20	0.3375	0.75
Book value at June 30, 2016(4)	15.91	17.68	15.87	35.31

For the year ended December 31, 2015:
Basic earnings per share from continuing operations	$0.86	$1.50	$0.85	$1.89
Diluted earnings per share from continuing operations	0.83	1.49	0.85	1.89
Cash dividends(3)	0.6675	0.32	0.6675	1.49
Book value at December 31, 2015(4)	15.62	16.72	15.60	34.71

(1)	Pro forma earnings per share are based on pro forma combined net income and pro forma combined weighted-average common shares outstanding at the end of the period.
(2)	Pro forma equivalent per share information is calculated based on the pro forma combined multiplied by the applicable exchange ratio of 2.225.
(3)	Pro forma dividends per share represent People’s United’s historical dividends per share.
(4)	Pro forma combined People’s United book value per common share is calculated based on pro forma combined equity and pro forma combined common shares outstanding at the end of the period.

COMPARATIVE MARKET PRICE DATA AND DIVIDEND INFORMATION

People’s United common stock is listed and traded on NASDAQ under the symbol “PBCT.” Suffolk common stock is listed and traded on the NYSE under the symbol “SCNB.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of People’s United common stock, as reported on NASDAQ, and the high and low sales prices of Suffolk common stock, as reported on the NYSE. In addition, the table also sets forth the quarterly cash dividends per share declared by People’s United and Suffolk with respect to their common stock. On August 25, 2016, the last practicable trading day prior to the date of this proxy statement/prospectus, there were 311,216,467 shares of People’s United common stock outstanding and approximately 17,696 registered holders of People’s United common stock, and 11,901,864 shares of Suffolk common stock outstanding and approximately 1,227 registered holders of Suffolk common stock.

	People’s United			Suffolk
	High	Low	Dividend	High	Low	Dividend
2014
First Quarter	$15.70	$13.73	$0.1625	$22.48	$18.40	—
Second Quarter	$15.23	$14.00	$0.1650	$23.08	$19.93	—
Third Quarter	$15.32	$14.24	$0.1650	$22.82	$18.73	$0.06
Fourth Quarter	$15.50	$13.61	$0.1650	$23.25	$18.84	$0.06
2015
First Quarter	$15.45	$13.97	$0.1650	$23.89	$20.66	$0.06
Second Quarter	$16.64	$14.92	$0.1675	$26.14	$23.05	$0.06
Third Quarter	$16.95	$14.69	$0.1675	$29.99	$23.91	$0.10
Fourth Quarter	$16.93	$15.00	$0.1675	$31.75	$25.97	$0.10
2016
First Quarter	$16.27	$13.62	$0.1675	$28.14	$23.80	$0.10
Second Quarter	$16.68	$13.80	$0.1700	$31.36	$22.88	$0.10
Third Quarter (through August 25, 2016)	$15.86	$14.22	$0.1700	$34.66	$30.45	$0.10

The following table presents:

•	the last reported sale price of a share of Suffolk common stock, as reported on the NYSE; and

•	the last reported sale price of a share of People’s United common stock, as reported on NASDAQ,

in each case, on June 24, 2016, the last full trading day prior to the public announcement of the merger, and on August 25, 2016, the last practicable trading day prior to the date of this proxy statement/prospectus. The following table also presents the implied per share value of the People’s United common stock that Suffolk’s shareholders would receive for each share of their Suffolk common stock if the merger was completed on those dates:

	Suffolk Common Stock	People’s United Common Stock	Implied Value Per Share of Suffolk Common Stock(1)
June 24, 2016	$23.49	$15.08	$33.55
August 25, 2016	$34.51	$15.81	$35.18

(1)	Calculated by multiplying the closing price of People’s United common stock as of the specified date by the exchange ratio of 2.225.

The market value of the People’s United common stock to be issued in exchange for shares of Suffolk common stock upon the completion of the merger will not be known at the time of the Suffolk special meeting. The above tables show only historical comparisons. Because the market prices of People’s United common stock and Suffolk common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Suffolk’s shareholders in determining whether to adopt the merger agreement. Shareholders are encouraged to obtain current market quotations for both People’s United common stock and Suffolk common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 103.

The holders of People’s United common stock receive dividends as and when declared by People’s United’s board of directors out of statutory surplus or from net profits. Following the completion of the merger, subject to approval and declaration by People’s United’s board of directors, People’s United expects to continue paying quarterly cash dividends on a basis consistent with past practice. The current annualized rate of distribution on a share of People’s United common stock is $0.68 per share.

The merger agreement permits Suffolk to continue to pay regular quarterly cash dividends at a rate not in excess of $0.10 per share of common stock with record and payment dates consistent with the comparable quarters in the prior year. The merger agreement additionally requires People’s United and Suffolk to coordinate with the other for the declaration of any dividends in respect of People’s United common stock and Suffolk common stock and the record dates and payment dates relating thereto to ensure that Suffolk’s shareholders do not fail to receive a dividend (or receive two dividends) in any one quarter.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the special meeting. These questions and answers may not address all questions that may be important to you as a shareholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this proxy statement/prospectus.

Q:	What is the merger?

A:	Suffolk and People’s United have entered into the merger agreement, under which Suffolk will merge with and into People’s United, with People’s United as the surviving corporation. Concurrently with the merger or at such later time as People’s United may determine, Suffolk Bank will merge with and into People’s United Bank, with People’s United Bank as the surviving bank. A copy of the merger agreement is included in this proxy/statement prospectus as Annex A.

Q:	Why am I receiving this proxy statement/prospectus?

A:	In order to complete the merger, Suffolk’s shareholders must vote to adopt the merger agreement. Suffolk will hold a special meeting of its shareholders to obtain this adoption. We are delivering this proxy statement/prospectus to you as both a proxy statement of Suffolk and a prospectus of People’s United. It is a proxy statement because Suffolk’s board of directors is soliciting proxies from its shareholders to vote on the adoption of the merger agreement at a special meeting of shareholders, and your proxy will be used at the special meeting or at any adjournment or postponement of the special meeting. It is a prospectus because People’s United will issue People’s United common stock to Suffolk’s shareholders, and this prospectus contains information about that common stock.

This proxy statement/prospectus contains important information about the merger, the merger agreement, the special meeting of Suffolk’s shareholders and other related matters, and you should read it carefully. The enclosed voting materials for the special meeting allow you to vote your shares of Suffolk common stock without attending the special meeting in person. Your vote is important, and we encourage you to submit your proxy as soon as possible.

Q:	What am I being asked to vote on?

A:	Suffolk’s shareholders are being asked to vote on the following proposals:

•	to adopt the merger proposal;

•	to approve, on a non-binding, advisory basis, the compensation proposal; and

•	to approve the adjournment proposal.

Q:	What will I receive in the merger?

A:	If the merger is completed, Suffolk’s shareholders will be entitled to receive 2.225 shares of People’s United common stock for each outstanding share of Suffolk common stock held immediately prior to the merger. People’s United will not issue any fractional shares of People’s United common stock in the merger. Instead, a shareholder of Suffolk who otherwise would have received a fraction of a share of People’s United common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of People’s United common stock for the five full trading days ending on the trading day immediately preceding the effective time of the merger by (ii) the fraction of a share (rounded to the nearest cent) of People’s United common stock which such shareholder of Suffolk would otherwise be entitled to receive, after aggregating all People’s United common stock held by such shareholder of Suffolk.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:	Yes. Although the merger consideration is fixed, the value of the merger consideration is dependent upon the value of People’s United common stock and therefore will fluctuate with the market price of People United common stock. Accordingly, any change in the price of People’s United common stock prior to the merger will affect the market value of the merger consideration that Suffolk’s shareholders will receive as a result of the merger.

Q:	Does Suffolk’s board of directors recommend voting in favor of the merger agreement?

A:	Yes. After careful consideration, Suffolk’s board of directors unanimously recommends that Suffolk’s shareholders vote “FOR” the adoption of the merger agreement.

Q:	How will my shares be represented at the special meeting?

A:	At the special meeting, the officers named in your proxy card will vote your shares in the manner you requested if you properly signed and submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as Suffolk’s board of directors recommends, which is (1) “FOR” the merger agreement proposal, (2) “FOR” the compensation proposal and (3) “FOR” the adjournment proposal.

Q:	What are the U.S. federal income tax consequences of the merger to U.S. holders of shares of Suffolk common stock?

A:	The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of People’s United and Suffolk to complete the merger that each receives a legal opinion to that effect. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of Suffolk common stock generally will not recognize gain or loss on the receipt of People’s United common stock in the merger, but will recognize gain or loss with respect to any cash received in lieu of fractional shares of People’s United common stock. For more information, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 66.

Q:	What will happen to shares of People’s United common stock in the merger?

A:	Nothing. Each share of People’s United common stock outstanding will remain outstanding as a share of People’s United common stock.

Q:	What are the conditions to completion of the merger?

A:	The obligations of People’s United and Suffolk to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals, tax opinions and adoption of the merger agreement by Suffolk’s shareholders. For more information, see “The Merger Agreement—Conditions to Complete the Merger,” beginning on page 84.

Q:	When do you expect the merger to be completed?

A:	We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals and adoption of the merger agreement by Suffolk’s shareholders. While we expect the merger to be completed in the fourth quarter of 2016, because fulfillment of some of the conditions to completion of the merger is not entirely within our control, we cannot assure you of the actual timing.

Q:	What shareholders approvals are required to complete the merger?

A:	The affirmative vote of the holders of at least 70% of the outstanding shares of Suffolk common stock entitled to vote at the special meeting is required to adopt the merger agreement. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal. For People’s United, no approval of its stockholders is needed, and no vote will be taken.

Q:	When and where is the special meeting?

A:	The special meeting of shareholders of Suffolk will be held at The Suffolk County National Bank, Administrative Center, Lower Level, 4 West Second Street, Riverhead, New York on October 13, 2016 at 10:00 a.m., local time.

Q:	Who is entitled to vote at the special meeting?

A:	All holders of Suffolk common stock who held shares at the close of business on the record date (August 25, 2016) are entitled to receive notice of and to vote at the special meeting provided that such shares remain outstanding on the date of the special meeting.

Q:	What constitutes a quorum for the special meeting?

A:	Shareholders representing at least a majority of the shares entitled to vote at the special meeting must be present at the special meeting, either in person or by proxy, for there to be a quorum at the special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal?

A:	Merger proposal:

•	Standard: Adoption of the merger proposal requires the affirmative vote of the holders of at least 70% of the outstanding shares of Suffolk common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Compensation proposal:

•	Standard: Approval of the compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the special meeting.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the compensation proposal, you will not be deemed to have cast a vote with respect to the proposal, and it will have no effect on the proposal.

Adjournment proposal:

•	Standard: Approval of the adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the special meeting.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal, and it will have no effect on the proposal.

Q:	Will Suffolk be required to submit the proposal to adopt the merger agreement to its shareholders even if Suffolk’s board of directors has withdrawn, modified or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the special meeting, Suffolk is required to submit the proposal to adopt the merger agreement to its shareholders even if Suffolk’s board of directors has withdrawn, modified or qualified its recommendation.

Q:	Are there any risks that I should consider in deciding whether to vote for adoption of the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section in this proxy statement/prospectus entitled “Risk Factors,” beginning on page 21.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in or incorporated by reference into this proxy statement/prospectus, including its annexes. It contains important information about the merger, the merger agreement, People’s United and Suffolk. After you have read and considered this information, you should complete and sign your proxy card and return it in the enclosed postage-paid return envelope or submit a proxy through the Internet or by telephone as soon as possible so that your shares of Suffolk common stock will be represented and voted at the special meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee. “Street name” shareholders who wish to vote in person at the Suffolk special meeting will need to obtain a “legal proxy” from the institution that holds their shares.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:	No. Your bank, broker or other nominee cannot vote your shares of Suffolk common stock unless you provide instructions to your bank, broker or other nominee on how to vote. If your shares are held in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Suffolk, or by voting in person at the Suffolk special meeting, unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers, banks or other nominees who hold shares of Suffolk common stock on behalf of their customers may not give a proxy to Suffolk to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Failure to instruct your bank, broker or other nominee how to vote will have the same effect as a vote “AGAINST” adoption of the merger agreement.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Suffolk to obtain the necessary quorum to hold its special meeting. In addition, if you fail to properly submit your proxy card or to instruct your bank, broker or other nominee to vote your shares of Suffolk common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” adoption of the merger agreement. Adoption of the merger proposal requires the affirmative vote of the holders of at least 70% of the outstanding shares of Suffolk common stock entitled to vote on the proposal. Suffolk’s board of directors unanimously recommends that Suffolk’s shareholders vote “FOR” the adoption of the merger agreement.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. Although Suffolk’s board of directors requests that you return the proxy card accompanying this proxy statement/prospectus, all of Suffolk’s shareholders are invited to attend the special meeting. Shareholders of record on August 25, 2016 can vote in person at the special meeting. If your shares are held in “street name,” you must obtain a “legal proxy,” executed in your favor, from the record holder of your shares, such as a bank, broker or other nominee, to vote your shares in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. You must also bring your admission ticket with you to be admitted to the special meeting. Suffolk reserves the right to refuse admittance to anyone without proper proof of stock ownership or without proper photo identification. Whether or not you intend to be present at the special meeting, you are urged to sign, date and return your proxy card or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares of common stock in person, your original proxy may be revoked by voting at the special meeting.

Q:	Can I change my vote after I have submitted my signed proxy card?

A:	Yes. If you are a holder of record of Suffolk common stock, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the secretary of Suffolk, stating that you revoke your proxy;

•	signing and delivering to the secretary of Suffolk a new proxy card relating to the same shares and bearing a later date;

•	casting a new vote through the Internet or by telephone at any time before the closure of the Internet and telephone voting facilities; or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any written notice of revocation or duly executed proxy, as the case may be, to Suffolk at the following address:

Suffolk Bancorp

4 West Second Street, P.O. Box 9000

Riverhead, New York 11901

Attn: Jill E. Abbate, Corporate Secretary

If you hold your shares in “street name” through a bank, broker or other nominee, you should contact your record holder to change your vote.

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:	The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Suffolk common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Suffolk’s shareholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	Suffolk’s shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Suffolk common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you will receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Are Suffolk’s shareholders entitled to seek appraisal or dissenters’ rights if they do not vote in favor of the adoption of the merger agreement?

A:	No. Under the NYBCL, Suffolk’s shareholders will not have appraisal or dissenters’ rights in connection with the merger.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, Suffolk’s shareholders will not receive any consideration for their shares of Suffolk common stock in connection with the merger. Instead, Suffolk will remain an independent, public company, and Suffolk common stock will continue to be listed and traded on the NYSE. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Suffolk. For a complete discussion of the circumstances under which a termination fee will be required to be paid, see “The Merger Agreement—Termination Fee,” beginning on page 86.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is complete, you will receive separate written instructions for surrendering your shares of Suffolk common stock in exchange for the merger consideration. In the meantime, you should retain your stock certificates because they are still valid. Please do not send in your stock certificates with your proxy card.

Q:	Where can I find more information about the companies?

A:	You can find more information about People’s United and Suffolk from the various sources described under “Where You Can Find More Information,” beginning on page 103.

Q:	Will a proxy solicitor be used?

A:	Yes. Suffolk has engaged Alliance Advisors to assist in the solicitation of proxies for the special meeting, and Suffolk estimates it will pay Alliance Advisors a fee of approximately $17,500 plus certain expenses. Suffolk has also agreed to indemnify Alliance Advisors against certain losses. In addition, Suffolk’s officers and employees may request the return of proxies by telephone or in person, but no additional compensation will be paid to them.

Q:	Whom should I call with questions?

A:	You may contact People’s United or Suffolk at the telephone numbers listed under “Where You Can Find More Information,” beginning on page 103. In each case, please ask to speak with the persons identified in that section. You may also contact Alliance Advisors toll free at 888-991-1290.

RISK FACTORS

In addition to the general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Information Regarding Forward-Looking Statements,” beginning on page 28, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 103.

Risks Related to the Merger and People’s United’s Business upon Completion of the Merger

Because the market price of People’s United common stock will fluctuate, Suffolk’s shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Suffolk common stock (except for specified shares of Suffolk common stock held by Suffolk or People’s United (which will be cancelled)) will be converted into the right to receive 2.225 shares of People’s United common stock. The market value of the People’s United common stock to be issued in the merger will depend upon the market price of People’s United common stock. This market price may vary from the closing price of People’s United common stock on the date the merger was announced, on the date that this proxy statement/prospectus was mailed to Suffolk’s shareholders and on the date of the Suffolk special meeting. There will be no adjustment to the merger consideration for changes in the market price of either shares of People’s United common stock or Suffolk common stock.

The market price of People’s United common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding People’s United’s operations or business prospects, including market sentiment regarding People’s United’s entry into the merger agreement. These risks may be affected by:

•	operating results that vary from the expectations of People’s United’s management or of securities analysts and investors;

•	developments in People’s United’s business or in the financial services sector generally;

•	regulatory or legislative changes affecting People’s United’s industry generally or its business and operations;

•	operating and securities price performance of companies that investors consider to be comparable to People’s United;

•	changes in estimates or recommendations by securities analysts or rating agencies;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by People’s United or its competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Accordingly, at the time of the Suffolk special meeting, Suffolk’s shareholders will not necessarily know or be able to calculate the value of the merger consideration they would be entitled to receive upon completion of the merger. You should obtain current market quotations for both People’s United common stock and Suffolk common stock.

The market price of People’s United common stock after the merger may be affected by factors different from those affecting the shares of People’s United or Suffolk currently.

The businesses of People’s United and Suffolk differ, and accordingly, the results of operations of the combined company and the market price of the shares of People’s United’s common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of People’s United and Suffolk. For a discussion of the businesses of People’s United and Suffolk and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information,” beginning on page 103.

The success of the merger and integration of People’s United and Suffolk will depend on a number of uncertain factors.

The success of the merger will depend on a number of factors, including:

•	People’s United’s ability to integrate the branches acquired from Suffolk in the merger (which we refer to as the “acquired branches”) into People’s United’s current operations;

•	People’s United’s ability to limit the outflow of deposits held by its new customers in the acquired branches and to successfully retain and manage interest-earning assets (i.e., loans) acquired in the merger;

•	People’s United’s ability to control the incremental non-interest expense from the acquired branches in a manner that enables it to maintain a favorable overall efficiency ratio;

•	People’s United’s ability to retain and attract the appropriate personnel to staff the acquired branches; and

•	People’s United’s ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

Integrating the acquired branches will be an operation of substantial size and expense and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also likely divert People’s United’s management’s attention and resources. No assurance can be given that People’s United will be able to integrate the acquired branches successfully. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect People’s United’s existing profitability, that People’s United will be able to achieve results in the future similar to those achieved by its existing banking business or that People’s United will be able to manage any growth resulting from the merger effectively.

Combining People’s United and Suffolk may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

People’s United and Suffolk have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on People’s United’s ability to successfully combine and integrate the businesses of People’s United and Suffolk in a manner that permits growth opportunities and does not materially disrupt existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect People’s United’s ability to successfully conduct its business, which could have an adverse effect on People’s United’s financial results and the value of its common stock. People’s United may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. If People’s United experiences difficulties with the integration process and attendant systems conversion, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause People’s United and/or Suffolk to lose customers or cause customers to remove their accounts from People’s United and/or Suffolk and move their business to competing financial institutions. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of People’s United and Suffolk during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The combined company may be unable to retain People’s United and/or Suffolk personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by People’s United and Suffolk. It is possible that these employees may decide not to remain with People’s United or Suffolk, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully integrating Suffolk to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, People’s United and Suffolk may not be able to locate suitable replacements for any key employees who leave either company or to offer employment to potential replacements on reasonable terms.

The merger agreement limits Suffolk’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that make it more difficult for Suffolk to sell its business to a party other than People’s United. These provisions include a general prohibition on Suffolk’s solicitation of any acquisition proposal or offer for a competing transaction, the requirement that Suffolk pay a termination fee of $16 million if the merger agreement is terminated in certain circumstances and the requirement that Suffolk submit the adoption of the merger agreement to a vote of Suffolk’s shareholders even if Suffolk’s board of directors changes its recommendation in favor of the adoption of the merger agreement in a manner adverse to People’s United. For more information, see “The Merger Agreement—Agreement Not to Solicit Other Offers,” “The Merger Agreement—Termination Fee” and “The Merger Agreement—Shareholder Meeting of Suffolk and Recommendation of Suffolk’s Board of Directors,” beginning on pages 83, 86 and 82, respectively.

These provisions might discourage a third party that might have an interest in acquiring all or a significant part of Suffolk from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share value than the proposed merger consideration. Furthermore, a potential competing acquiror may propose to pay a lower per share price to Suffolk’s shareholders than it might otherwise have proposed to pay because of Suffolk’s obligation, in connection with termination of the merger agreement under certain circumstances, to pay People’s United a $16 million termination fee.

The merger agreement may be terminated in accordance with its terms, and the merger may not be completed.

The merger agreement is subject to a number of conditions, which must be fulfilled in order to complete the merger. Those conditions include: (1) the adoption of the merger proposal by the requisite vote of Suffolk’s shareholders; (2) the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof; (3) authorization for listing on NASDAQ of the shares of People’s United common stock to be issued in the merger; (4) effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the People’s United common stock to be issued upon the consummation of the merger; (5) the absence of any order, injunction or other legal restraint preventing the completion of the merger or making the completion of the merger illegal; (6) subject to certain exceptions, the accuracy of the representations and warranties of each of People’s United and Suffolk; (7) performance in all material respects by each of People’s United and Suffolk of its respective obligations under the merger agreement; and (8) receipt by each of People’s United and Suffolk of an opinion from its respective counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, People’s United may choose to terminate the merger agreement if, prior to obtaining the adoption by Suffolk’s shareholders of the merger agreement, Suffolk’s board of directors (i) fails to recommend in this proxy statement/prospectus that Suffolk’s shareholders adopt the merger agreement or makes an adverse recommendation change with respect thereto or (ii) breaches in any material respect certain of its obligations to call and hold the special meeting of Suffolk’s shareholders for the purpose of voting upon the adoption of the merger agreement and its obligation not to solicit other offers. For a more complete discussion of the circumstances under which the merger agreement could be terminated, see “The Merger Agreement—Termination of the Merger Agreement,” beginning on page 85.

Lawsuits challenging the merger have been filed against Suffolk, Suffolk’s board of directors and People’s United, and an adverse judgment in any such lawsuit or any future similar lawsuits may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Suffolk, Suffolk’s board of directors and People’s United are named as defendants in three purported class action lawsuits pending in the United States District Court for the Eastern District of New York and in the Supreme Court of the State of New York, Suffolk County, challenging the merger and seeking, among other things, to enjoin the defendants from completing the merger on the agreed-upon terms, and rescission of the merger and/or awarding of damages to the extent the merger is completed. For more information, see “The Merger—Litigation Relating to the Merger,” beginning on page 72.

One of the conditions to the closing of the merger is that no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition that prevents the consummation of the merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting the Suffolk or People’s United defendants from completing the merger on the agreed upon terms, then such injunction may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Suffolk’s shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Suffolk’s shareholders currently have the right to vote in the election of Suffolk’s board of directors and on other matters affecting Suffolk. Upon the completion of the merger, each of Suffolk’s shareholders that receives shares of People’s United common stock will become a stockholder of People’s United with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Suffolk. Based on the number of shares outstanding on August 25, 2016 and the shares expected to be issued in the merger, it is expected that Suffolk’s former shareholders as a group will receive shares in the merger constituting less than 8% of the outstanding shares of People’s United common stock immediately after the merger. Because of this, Suffolk’s shareholders as a group will have significantly less influence on the management and policies of People’s United than they now have on the management and policies of Suffolk.

Suffolk’s shareholders will not have dissenters’ or appraisal rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the NYBCL, a shareholder is not entitled to dissenter’s rights in a merger as to shares that are listed on a national securities exchange at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders and to vote upon the agreement of merger or consolidation.

Because Suffolk common stock is listed on the NYSE and is expected to continue to be so listed on the record date, holders of Suffolk common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Suffolk common stock.

Certain of Suffolk’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Suffolk’s shareholders generally.

In considering the information contained in this proxy statement/prospectus, you should be aware that some of Suffolk’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Suffolk’s shareholders generally. These interests include the vesting in full of certain outstanding Suffolk equity compensation awards, rights to continued indemnification and insurance coverage by People’s United after the merger for acts or omissions occurring before the merger and the option for Suffolk’s directors to serve on a regional advisory board of People’s United. These interests and arrangements may create potential conflicts of interest. Suffolk’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve and adopt the merger agreement and in recommending that Suffolk’s shareholders vote in favor of adopting the merger agreement.

For a more complete discussion of these interests, see “The Merger—Interests of Suffolk’s Directors and Executive Officers in the Merger,” beginning on page 61.

The fairness opinion delivered by Suffolk’s financial advisor to Suffolk’s board of directors prior to the execution of the merger agreement will not reflect changes in circumstances subsequent to the date of the fairness opinion.

KBW, Suffolk’s financial advisor in connection with the merger, delivered its fairness opinion to Suffolk’s board of directors on June 26, 2016. The opinion of KBW speaks only as of such date and does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of People’s United or Suffolk, changes in general market and economic conditions or regulatory or other factors. Any such changes may materially alter or affect the relative values of People’s United and Suffolk.

The merger is subject to the receipt of consents and approvals from governmental entities that may delay the date of completion of the merger or impose conditions that could have an adverse effect on People’s United.

Before the merger and the bank merger may be completed, various approvals or consents must be obtained from governmental authorities. Satisfying the requirements of these governmental entities may delay the date of completion of the merger. In addition, these governmental entities may include conditions on the completion of the merger or require changes to the terms of the merger. While People’s United and Suffolk do not currently expect that any such conditions or changes would result in a material adverse effect on People’s United, there can be no assurance that they will not, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of People’s United following the merger, any of which might have a material adverse effect on People’s United following the merger.

Suffolk and People’s United will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Suffolk or People’s United. These uncertainties may impair Suffolk’s or People’s United’s ability to attract, retain and motivate key personnel until the merger is completed and could cause customers and others that deal with Suffolk or People’s United to seek to change existing business relationships with Suffolk or People’s United. Retention of certain employees by Suffolk or People’s United may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Suffolk or People’s United, Suffolk’s business or People’s United’s business could be harmed. In addition, subject to certain exceptions, Suffolk has agreed to operate its business in the ordinary course prior to closing, and People’s United is also subject to certain restrictions on the conduct of its business prior to closing. For more information, see “The Merger Agreement—Covenants and Agreements,” beginning on page 77.

Failure to complete the merger could negatively impact the stock prices, future businesses and financial results of People’s United and Suffolk.

If the merger is not completed, the ongoing businesses of People’s United and Suffolk may be adversely affected, and People’s United and Suffolk will be subject to several risks, including the following:

•	Suffolk may be required, under certain circumstances, to pay People’s United a termination fee of $16 million under the merger agreement;

•	People’s United and Suffolk will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•	under the merger agreement, People’s United and Suffolk are subject to certain restrictions on the conduct of their business prior to completing the merger, which may adversely affect their ability to execute certain of their business strategies; and

•	matters relating to the merger may require substantial commitments of time and resources by People’s United and Suffolk management, which could otherwise have been devoted to other opportunities that may have been beneficial to People’s United and Suffolk as independent companies, as the case may be.

In addition, if the merger is not completed, People’s United and/or Suffolk may experience negative reactions from the financial markets and from their respective customers and employees. For example, People’s United’s and Suffolk’s businesses may be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. The market price of People’s United’s or Suffolk’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. People’s United and/or Suffolk also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against People’s United or Suffolk to perform their respective obligations under the merger agreement. If the merger is not completed, People’s United and Suffolk cannot assure their stockholders and shareholders, respectively, that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of People’s United and/or Suffolk.

If the merger is not completed, People’s United and Suffolk will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of People’s United and Suffolk has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, People’s United and Suffolk would have to recognize these expenses without realizing the expected benefits of the merger.

The shares of People’s United common stock to be received by Suffolk’s shareholders as a result of the merger will have different rights from shares of Suffolk common stock.

Following completion of the merger, Suffolk’s shareholders will become stockholders of People’s United, and their rights as stockholders will be governed by the Delaware General Corporation Law (which we refer to as the “DGCL”) and People’s United’s charter and bylaws. There will be important differences between your current rights as a shareholder of Suffolk and the rights to which you will be entitled as a stockholder of People’s United. For a discussion of the different rights associated with People’s United common stock and Suffolk common stock, see “Comparison of Stockholder Rights,” beginning on page 90.

Risks Relating to People’s United Business

You should read and consider risk factors specific to People’s United’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in People’s

United’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in other documents incorporated by reference into this proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 103.

Risks Relating to Suffolk’s Business

You should read and consider risk factors specific to Suffolk’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Suffolk’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in other documents incorporated by reference into this proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 103.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Suffolk and People’s United, including future financial or business performance or conditions; statements about People’s United’s and Suffolk’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made, and People’s United and Suffolk assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People’s United’s and Suffolk’s reports filed with the SEC and those identified elsewhere in this proxy statement/prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	ability to obtain regulatory approvals and meet other closing conditions to the merger, including adoption by Suffolk’s shareholders on the expected terms and schedule, and including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated;

•	delay in closing the merger and the bank merger;

•	difficulties and delays in integrating the Suffolk business or fully realizing cost savings and other benefits;

•	business disruption following the merger;

•	changes in asset quality and credit risk;

•	the inability to sustain revenue and earnings growth;

•	changes in capital markets and interest rates, which may affect People’s United’s or Suffolk’s net income, prepayment penalty income, mortgage banking income and other future cash flows or the market value of People’s United’s or Suffolk’s assets, including its investment securities;

•	inflation;

•	customer acceptance of People’s United’s products and services;

•	customer borrowing, repayment, investment and deposit practices;

•	customer disintermediation;

•	the introduction, withdrawal, success and timing of business initiatives;

•	competitive conditions;

•	the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures;

•	economic conditions;

•	the impact, extent and timing of technological changes;

•	capital management activities;

•	the outcome of pending or threatened litigation or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	increased capital requirements, other regulatory requirements or enhanced regulatory supervision;

•	changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act (which we refer to as the “Dodd-Frank Act”), and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection and insurance and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•	changes in accounting principles, policies, practices or guidelines;

•	the potential impact of announcement or consummation of the merger with Suffolk on relationships with third parties, including customers, employees and competitors;

•	People’s United’s potential exposure to unknown or contingent liabilities of Suffolk;

•	the challenges of integrating, retaining and hiring key personnel;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan or other systems;

•	changes in People’s United’s stock price before closing, including as a result of the financial performance of Suffolk prior to closing;

•	natural disasters, war or terrorist activities; and

•	other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional factors that could cause People’s United’s and Suffolk’s results to differ materially from those described in the forward-looking statements can be found in People’s United’s and Suffolk’s filings with the SEC, including People’s United’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Suffolk’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to People’s United or Suffolk or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, People’s United and Suffolk undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF SUFFOLK’S SHAREHOLDERS

This section contains information for Suffolk’s shareholders about the special meeting that Suffolk has called to allow its shareholders to consider and vote on the adoption of the merger agreement and other matters. Suffolk is mailing this proxy statement/prospectus to you, as a shareholder of Suffolk, on or about August 29, 2016. This proxy statement/prospectus is accompanied by a notice of the special meeting of Suffolk’s shareholders and a form of proxy card that Suffolk’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Special Meeting

The special meeting of Suffolk’s shareholders will be held at The Suffolk County National Bank, Administrative Center, Lower Level, 4 West Second Street, Riverhead, New York on October 13, 2016 at 10:00 a.m., local time.

Purpose of the Special Meeting

At the special meeting, Suffolk’s shareholders as of the record date will be asked to consider and vote on the following proposals:

•	to adopt the merger proposal;

•	to approve, on a non-binding, advisory basis, the compensation proposal; and

•	to approve the adjournment proposal.

Recommendation of Suffolk’s Board of Directors

Suffolk’s board of directors has unanimously approved and adopted the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

Record Date, Outstanding Shares, Shares Entitled to Vote and Quorum

Suffolk’s board of directors has fixed the close of business on August 25, 2016 as the record date for determining the holders of Suffolk common stock entitled to receive notice of and to vote at the Suffolk special meeting.

As of the record date, there were 11,901,864 shares of Suffolk common stock outstanding and entitled to vote at the Suffolk special meeting held by 1,227 holders of record. Each shareholder of record on that date is entitled to one vote for each share held on each proposal to be considered at the special meeting.

The presence (in person or by proxy) of holders of at least a majority of the shares entitled to vote at the special meeting constitutes a quorum for transacting business at the special meeting. All shares of Suffolk common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present and entitled to vote for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting.

Vote Required, Treatment of Abstentions and Failure to Vote

Merger proposal:

•	Standard: Adoption of the merger proposal requires the affirmative vote of the holders of at least 70% of the outstanding shares of Suffolk common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Compensation proposal:

•	Standard: Approval of the compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the special meeting.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Adjournment proposal:

•	Standard: Approval of the adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the special meeting.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the record date, the directors and executive officers of Suffolk and their affiliates collectively owned, and were entitled to vote, 586,503 shares of Suffolk common stock, representing approximately 4.93% of Suffolk’s outstanding shares on that date. Suffolk currently expects that each of its directors and executive officers and their affiliates will vote their shares of Suffolk common stock “FOR” the adoption of the merger agreement, although none of them has entered into an agreement requiring them to do so.

When considering Suffolk’s board of directors’ recommendation that you vote in favor of the adoption of the merger agreement, you should be aware that certain of the executive officers and directors of Suffolk have interests in the merger that may be different from, or in addition to, the interests of Suffolk’s shareholders generally. For more information, see “The Merger—Interests of Suffolk’s Directors and Executive Officers in the Merger,” beginning on page 61.

Voting of Proxies and Incomplete Proxies

A shareholder of Suffolk may vote by proxy or in person at the special meeting. If you hold your shares of Suffolk common stock in your name as a shareholder of record, to submit a proxy, you as a shareholder of Suffolk, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on your proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on your proxy card and following the instructions.

•	By completing and returning the proxy card in the enclosed envelope, which requires no additional postage if mailed in the United States.

Suffolk’s board of directors requests that you vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Suffolk as soon as possible in the enclosed postage-paid envelope.

All properly signed proxies received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxies or, if no instructions are given, the shares will be voted “FOR” the merger proposal, “FOR” the compensation proposal and “FOR” the adjournment proposal.

Your vote is important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card or by submitting a proxy through the Internet or by telephone as described on the enclosed instructions as soon as possible to make sure your shares are represented at the special meeting. Submitting a proxy now will NOT prevent you from being able to vote in person at the special meeting.

Shares Held in Street Name and Broker Non-Votes

If your shares are held in “street name,” meaning in the name of a bank, broker or other nominee who is the record holder, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Suffolk or by voting in person at the Suffolk special meeting, unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers, banks or other nominees who hold shares of Suffolk common stock on behalf of their customers may not give a proxy to Suffolk to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters.

Failure to instruct your bank, broker or other nominee how to vote will have the same effect as a vote “AGAINST” adoption of the merger agreement.

How to Revoke Your Proxy

If you are a holder of record of Suffolk common stock, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the secretary of Suffolk, stating that you revoke your proxy;

•	signing and delivering to the secretary of Suffolk a new proxy card relating to the same shares and bearing a later date;

•	casting a new vote through the Internet or by telephone at any time before the closure of the Internet and telephone voting facilities; or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation or your completed new proxy card, as the case may be, to Suffolk at the following address:

Suffolk Bancorp

4 West Second Street, P.O. Box 9000

Riverhead, New York 11901

Attn: Jill E. Abbate, Corporate Secretary

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the special meeting.

If you hold your shares in “street name” through a bank, broker or other nominee, you must contact your record holder to change your vote.

Voting in Person

If you are a shareholder of record of Suffolk on August 25, 2016, plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held of record by a bank, broker or other nominee and you wish to vote at the special meeting, you must obtain a “legal proxy,” executed in your favor, from the bank, broker or other nominee who is the holder of record of your shares, in order to vote your shares in person at the special meeting.

If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. You must also bring your admission ticket with you to be admitted to the special meeting. Suffolk reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. Whether or not you intend to be present at the special meeting, you are urged to sign, date and return your proxy card or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting at the special meeting.

Whether or not you plan to attend the special meeting, Suffolk requests that you complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described in the instructions accompanying this proxy statement/prospectus. This will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend.

Proxy Solicitation

The enclosed proxy is solicited by and on behalf of Suffolk’s board of directors. Suffolk will pay the expenses of soliciting proxies to be voted at the special meeting, except that Suffolk and People’s United have each agreed to share equally the costs of preparing, printing, filing and mailing this document, other than attorneys’ and accountants’ fees, which will be paid by the party incurring the expense. Following the original mailing of the proxies and other soliciting materials, Suffolk and its agents also may solicit proxies by mail, telephone, facsimile, electronic mail or in person. No additional compensation will be paid to directors, officers or other employees of Suffolk for making these solicitations.

Suffolk has retained a proxy solicitation firm, Alliance Advisors, to aid it in the solicitation process. Suffolk will pay Alliance Advisors a fee of approximately $17,500 plus certain expenses. Suffolk intends to reimburse persons who hold Suffolk common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares.

Stock Certificates

If you are a shareholder of Suffolk, you should not send in any certificates representing Suffolk common stock. Following the completion of the merger, you will receive separate instructions for the exchange of your certificates representing Suffolk common stock.

Delivery of Proxy Materials to Shareholders Sharing an Address

Only one proxy statement/prospectus is delivered to two or more of Suffolk’s shareholders who share an address unless Suffolk or its agent has received contrary instructions from one or more of the shareholders. Suffolk will deliver promptly upon written or oral request a separate copy of these documents to Suffolk’s shareholders at a shared address to which a single copy was delivered. To request that separate copies of these documents be delivered, Suffolk’s shareholders can contact Suffolk’s proxy solicitor by mail at Alliance

Advisors, LLC, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003 or by telephone at 888-991-1290. You may also contact Suffolk’s proxy solicitor if you received multiple copies of a proxy statement of Suffolk and would prefer to receive a single copy in the future.

Assistance

If you need assistance in completing your proxy card, have questions regarding Suffolk’s special meeting or would like additional copies of this proxy statement/prospectus, please contact Investor Relations at (631) 208-2400 or Suffolk’s proxy solicitor, Alliance Advisors, at 888-991-1290.

THE PROPOSALS

PROPOSAL NO. 1: MERGER PROPOSAL

Suffolk is asking its shareholders to adopt the merger agreement. The holders of Suffolk common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, Suffolk’s board of directors, by a unanimous vote of all directors, determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable, fair to and in the best interests of Suffolk and its shareholders. For a more detailed discussion of Suffolk’s board of directors’ recommendation, see “The Merger— Suffolk’s Reasons for the Merger; Recommendation of Suffolk’s Board of Directors,” beginning on page 45.

Suffolk’s board of directors unanimously recommends a vote “FOR” the merger proposal.

PROPOSAL NO. 2: COMPENSATION PROPOSAL

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), Suffolk is seeking non-binding, advisory approval from its shareholders of the compensation of Suffolk’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Merger—Interests of Suffolk’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Suffolk’s Named Executive Officers in Connection with the Merger,” beginning on page 64. The proposal gives Suffolk’s shareholders the opportunity to express their views on the merger-related compensation of Suffolk’s named executive officers. Accordingly, Suffolk is requesting its shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Suffolk’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Suffolk’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Suffolk’s Named Executive Officers in Connection with the Merger,” are hereby APPROVED on a non-binding, advisory basis.”

Approval of this proposal is not a condition to completion of the merger, the vote with respect to this proposal is advisory only and will not be binding on People’s United or Suffolk and the vote on this proposal is separate and apart from the merger proposal. If the merger is completed, the merger-related compensation may be paid to Suffolk’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Suffolk’s shareholders fail to approve the advisory vote regarding merger-related compensation.

Suffolk’s board of directors unanimously recommends a vote “FOR” the compensation proposal.

PROPOSAL NO. 3: ADJOURNMENT PROPOSAL

The special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.

If, at the special meeting, the number of shares of Suffolk common stock present or represented and voting in favor of the merger proposal is insufficient to approve such proposal, Suffolk intends to move to adjourn the special meeting in order to solicit additional proxies for the adoption of the merger agreement. In this proposal, Suffolk is asking its shareholders to authorize the holder of any proxy solicited by Suffolk’s board of directors on a discretionary basis to vote in favor of adjourning the special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Suffolk’s shareholders who have previously voted.

Suffolk’s board of directors unanimously recommends a vote “FOR” the adjournment proposal.

INFORMATION ABOUT THE COMPANIES

People’s United Financial, Inc.

People’s United is a bank holding company and a financial holding company registered under the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHC Act”), and is incorporated under the state laws of Delaware. People’s United is the holding company for People’s United Bank, a national banking association headquartered in Bridgeport, Connecticut. Prior to February 23, 2015, People’s United was a savings and loan holding company within the meaning of the Home Owners’ Loan Act and People’s United Bank was a federally-chartered savings bank. These changes primarily affect the manner in which both People’s United and People’s United Bank are regulated and did not have a material effect on either People’s United’s or People’s United Bank’s financial condition or results of operations.

The principal business of People’s United is to provide, through People’s United Bank and its subsidiaries, commercial banking, retail banking and wealth management services to individual, corporate and municipal customers. Traditional banking activities are conducted primarily within New England and southeastern New York and include extending secured and unsecured commercial and consumer loans, originating mortgage loans secured by residential and commercial properties and accepting consumer, commercial and municipal deposits.

In addition to traditional banking activities, People’s United Bank provides specialized financial services tailored to specific markets including: personal, institutional and employee benefit trust services; cash management; and municipal banking and finance. Through its non-banking subsidiaries, People’s United Bank offers: brokerage, financial advisory services, investment management services and life insurance through People’s Securities, Inc.; equipment financing through People’s Capital and Leasing Corp. (which we refer to as “PCLC”) and People’s United Equipment Finance Corp. (which we refer to as “PUEFC”); and other insurance services through People’s United Insurance Agency, Inc.

This full range of financial services is delivered through a network of 396 branches located in Connecticut, southeastern New York, Massachusetts, Vermont, New Hampshire and Maine, including 84 full-service Stop & Shop supermarket branches throughout Connecticut and 66 in southeastern New York that provide customers with seven-day-a-week banking. People’s United Bank’s distribution network includes investment and brokerage offices, commercial banking offices, online banking and investment trading, a 24-hour telephone banking service and participation in a worldwide ATM network. PCLC and PUEFC maintain a sales presence in 14 states to support equipment financing operations throughout the United States. People’s United Bank maintains a mortgage warehouse lending group located in Kentucky and a national credits group that has participations in commercial loans and commercial real estate loans to borrowers in various industries on a national scale.

At June 30, 2016, People’s United had total consolidated assets of $40.2 billion, loans of $29 billion, deposits of $29 billion and stockholders’ equity of $4.8 billion.

The address of People’s United’s principal executive offices is 850 Main Street, Bridgeport, Connecticut 06604, and its telephone number is (203) 338-7171. For additional information about People’s United, see “Where You Can Find More Information,” beginning on page 103.

Suffolk Bancorp

Suffolk was incorporated in 1985 as a bank holding company. Suffolk currently owns all of the outstanding capital stock of Suffolk Bank. Suffolk Bank was organized under the national banking laws of the United States in 1890. Suffolk Bank is a member of the Federal Reserve System, and its deposits are insured by the FDIC to the extent provided by law. The income of Suffolk is primarily derived through the operations of Suffolk Bank and its subsidiaries, consisting of the real estate investment trust Suffolk Greenway, Inc., an insurance agency and two corporations used to acquire foreclosed real estate. The insurance agency and the two corporations used to acquire foreclosed real estate are immaterial to Suffolk’s operations. Suffolk had 337 full-time equivalent employees as of December 31, 2015.

Suffolk Bank is a full-service bank serving the needs of its local residents through 27 branch offices in Nassau, Suffolk and Queens Counties, New York and loan production offices in Garden City, Melville and Long Island City. Suffolk Bank offers a full line of domestic commercial and retail banking services. Suffolk Bank makes commercial real estate floating and fixed rate loans, multifamily and mixed use commercial loans primarily in the boroughs of New York City, commercial and industrial loans to manufacturers, wholesalers, distributors, developers/contractors and retailers and agricultural loans. Suffolk Bank also makes loans secured by residential mortgages and both floating and fixed rate second mortgage loans with a variety of plans for repayment. Real estate construction loans are also offered.

One of the largest community banks headquartered on Long Island, Suffolk serves clients in its traditional markets on the east end of Long Island, western Suffolk County and in its newer markets of Nassau County and New York City. Suffolk considers its business to be highly competitive in its market area with numerous competitors for its core niche of small business and middle market clients, as well as retail clients ancillary to these commercial relationships. Suffolk competes with local, regional and national depository financial institutions, including commercial banks, savings banks, insurance companies, credit unions and money market funds and other businesses with respect to its lending services and in attracting deposits.

At June 30, 2016, Suffolk, on a consolidated basis, had total assets of $2.2 billion, total deposits of $1.9 billion and shareholders’ equity of $210 million.

The address of Suffolk’s principal executive offices is 4 West Second Street, P.O. Box 9000, Riverhead, New York 11901, and its telephone number is (631) 208-2400. For additional information about Suffolk, see “Where You Can Find More Information,” beginning on page 103.

THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement, for a more complete understanding of the merger.

On June 26, 2016, People’s United’s board of directors approved and Suffolk’s board of directors approved and adopted the merger agreement and the transactions contemplated thereby. The merger agreement provides for the acquisition by People’s United of Suffolk through a merger of Suffolk with and into People’s United, with People’s United as the surviving corporation. Concurrently with the merger or at such later time as People’s United may determine, Suffolk Bank will be merged with and into People’s United Bank, with People’s United Bank as the surviving entity.

Upon completion of the merger, each outstanding share of Suffolk common stock (except for specified shares of Suffolk common stock held by Suffolk or People’s United (which will be cancelled)) will be converted into the right to receive 2.225 shares of People’s United common stock. The value of the merger consideration is dependent upon the value of People’s United common stock and therefore will fluctuate with the market price of People United common stock.

For additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement, see “The Merger Agreement,” beginning on page 73.

Background of the Merger

As part of its ongoing consideration and evaluation of long-term prospects and strategies, Suffolk’s board of directors, with executive management, regularly reviews and assesses Suffolk’s business strategies and objectives, including opportunities and challenges, and considers various strategic options potentially available to Suffolk, all with the goal of enhancing value for Suffolk’s shareholders. These strategic discussions have focused on, among other things, the business and regulatory environment facing financial institutions generally and Suffolk in particular.

Over the past several years, Suffolk has had general discussions with other financial institutions (including People’s United) regarding the possibility of a potential future strategic transaction. These discussions included a review of the banking market, as well as industry trends and developments in mergers and acquisitions.

In late 2015, federal bank regulatory agencies, including the OCC, Suffolk’s primary regulator, began to publicly express broadly applicable concerns about overheated conditions in many commercial real estate (which we refer to as “CRE”) markets. The regulatory agencies issued interagency guidance in December 2015 stating that financial institutions should review their policies and practices related to CRE lending and maintain risk management practices and capital levels commensurate with the level and nature of their CRE concentration risk. The guidance also advised that during 2016 the regulatory agencies would pay special attention to potential risks associated with CRE lending and that the agencies would focus on those financial institutions that have recently experienced, or whose lending strategy plans for, substantial growth in CRE lending activity or that operate in markets or loan segments with increasing growth or risk fundamentals. The guidance stated that the regulatory agencies may ask certain financial institutions to develop a plan to manage CRE concentrations, reduce risk tolerances in their underwriting standards, or raise additional capital to mitigate the risk associated with their CRE strategies or exposures.

On February 10, 2016, as part of Mr. Bluver’s regular interaction with his counterparts at other financial institutions, Mr. Bluver met with John P. Barnes, President and Chief Executive Officer of People’s United.

Their discussion focused on industry trends, the operating environment affecting their respective institutions, as well as the potential advantages of a potential combination between People’s United and Suffolk. Mr. Bluver and Mr. Barnes did not discuss any specific terms or plans for a transaction at this meeting.

Later that month, also as part of their regular interaction with counterparts at other financial institutions, Mr. Bluver and another member of management of Suffolk met with representatives of another financial institution (which we refer to as “Company A”) and had a similar discussion about the banking market, industry trends and the potential benefits of a transaction, but did not discuss any specific terms or plans for a transaction.

On March 22, 2016, Suffolk’s board of directors met and discussed the future and strategic plans of Suffolk, particularly in the context of the increasingly challenging interest rate and regulatory environment facing the company and their anticipated impact on the company’s continued growth. In particular, Suffolk’s board of directors considered the company’s CRE loan concentrations, and the likelihood that the company would need to limit further growth in CRE lending as a result of regulators’ recent publicly expressed and broadly applicable concerns about conditions in many CRE markets. As part of those discussions, Suffolk’s board of directors and management reviewed the current standalone strategic plan for Suffolk and considered the exploration of strategic alternatives.

Suffolk’s board of directors also discussed the benefits of consulting an investment banker on industry topics and strategic and transaction developments. As discussed further below, Suffolk’s board of directors retained KBW to act as its financial advisor in connection with a possible transaction based on a consideration of, among other factors, KBW’s reputation, experience in mergers and acquisitions, valuations, financing, and capital markets, its knowledge of and relationships with potential transaction partners, and its long-standing relationship and familiarity with Suffolk, Suffolk’s strategic goals, and the industry and markets in which Suffolk competes. Suffolk’s board of directors also consulted with counsel at Wachtell, Lipton, Rosen & Katz (which we refer to as “Wachtell Lipton”), longstanding counsel to Suffolk.

On March 30, 2016, Suffolk’s board of directors met and further discussed the current operating, competitive, interest rate, and regulatory environment, including the significant growth restraints that would result from any meaningful pullback in the company’s CRE lending. Suffolk’s board of directors also discussed strategic options to maximize long-term shareholder value, in light of these constraints.

On April 6, 2016, Mr. Barnes contacted Mr. Bluver and indicated People’s United’s interest in an acquisition of Suffolk. Mr. Barnes explained the potential benefits to Suffolk’s shareholders, employees, and customers that would result from a combination of Suffolk and People’s United. Mr. Barnes expressed his view that People’s United would be able to offer Suffolk’s shareholders an attractive premium to the trading price of Suffolk’s common stock; however, no price or terms were presented or discussed.

On April 27, 2016, Suffolk’s board of directors held a meeting, which was also attended by representatives of Wachtell Lipton and KBW. Mr. Bluver updated Suffolk’s board of directors regarding his April 6, 2016 conversation with Mr. Barnes. KBW provided Suffolk’s board of directors with an overview of the regional bank market, including industry trends with respect to stock performance and valuations, profitability, and the current interest rate and credit environment. KBW discussed the operating environment faced by Suffolk and similarly situated financial institutions, as well as the potential benefits associated with exploring strategic alternatives, and management discussed with the board of directors the current standalone strategic plan for Suffolk. Suffolk’s board of directors also discussed with management and its advisors the various strategic options potentially available to Suffolk, as well as the magnitude of the revenue growth and/or expense cuts that would be required to meet its previously established performance objectives in light of the current regulatory and operating environment. Representatives of KBW then provided Suffolk’s board of directors with an overview of the current mergers and acquisitions market with respect to financial institutions generally and Suffolk in particular. Wachtell Lipton reviewed with Suffolk’s board of directors the applicable legal standards in connection with the board of directors’ review of potential strategic alternatives for the company, including a potential merger.

Following these discussions, Suffolk’s board of directors considered a broad range of parties that could potentially be interested in a transaction with Suffolk. Together with KBW and Wachtell Lipton, the board considered the potential parties’ size, financial performance, management teams, financial capacity to engage in a transaction, CRE concentration levels, apparent regulatory standing, and geographic footprint, among other factors. Following this review, Suffolk’s board of directors, with input from its advisors, concluded that three institutions, comprised of People’s United, Company A and another financial institution (which we refer to as “Company B”), were most likely to be interested in and able to consummate a transaction. The board also considered other potential strategic partners (including Company C, Company D, Company E and Company F (each as referred to below)), the likelihood of any such potential strategic partners actually having interest in proceeding with such a transaction and the financial ability to make a competitive offer, as well as what Suffolk’s board of directors believed to be significant risks from a confidentiality, competitive, and employee retention perspective of approaching other potential strategic partners. Suffolk’s board of directors determined that these risks outweighed the limited, if any, expected benefit from attempting to solicit interest in a business combination transaction from other parties because of the board’s view, in consultation with KBW, that People’s United, Company A and Company B were the only potential strategic parties that, based on their respective market and industry positions, were likely to be interested, financially capable of submitting a competitive offer, and potentially capable of executing a transaction in the near term. Suffolk’s board of directors also authorized management to formally engage KBW as Suffolk’s financial advisor to assist the company in this process. Suffolk subsequently engaged KBW to serve as Suffolk’s financial advisor in connection with a potential strategic transaction involving Suffolk.

Between April 27, 2016 and April 28, 2016, representatives of KBW and Suffolk management contacted People’s United, Company A and Company B confidentially to ascertain their interest about a possible strategic transaction involving Suffolk. Each potential bidder communicated that they would be interested in a potential acquisition of Suffolk. Suffolk entered into confidentiality agreements containing customary standstill provisions with each of the bidders between April 29, 2016 and May 4, 2016.

On April 28, 2016, Suffolk issued its earnings release for the first quarter of 2016. In the release, the company reported that it had become increasingly concerned with conditions in many of its local CRE markets, and that Suffolk’s primary bank regulator had also publicly expressed broadly applicable concerns over the last year about overheated conditions in many CRE markets. In response, Suffolk announced that it had decided to temporarily pull back from the CRE lending markets, and noted that although this shift could have a negative impact on its revenue and earnings growth, the company believed it was prudent in the current environment. Suffolk also announced that it also expected the OCC to establish individual minimum capital requirements for Suffolk’s bank subsidiary.

On May 3, 2016, Mr. Bluver met with Mr. Barnes to receive his views concerning the likelihood of timely regulatory approval of any possible transaction, as well as the merits of a potential combination, which included the expectation that the combined company would grow by bringing Suffolk’s existing relationships to People’s United’s larger platform; the potential cost savings and synergies that a combined company could realize; and the expectation that the combined company would be a premier Northeast banking franchise with a deep presence in the New York metro area.

Between May 6 and May 10, 2016, the Chief Executive Officer of another financial institution (which we refer to as “Company C”) contacted Mr. Bluver and KBW to express an interest in a potential strategic combination with Suffolk. Mr. Bluver noted that Suffolk would provide Company C with a confidentiality agreement in order to discuss a potential transaction. Mr. Bluver and the chief executive officer of Company C also discussed the prospects for regulatory approval of such a transaction given their respective CRE concentrations and capital levels. On May 13, 2016, the Chief Executive Officer of Company C contacted Mr. Bluver to inform him that Company C would not be making a proposal for a strategic combination with Suffolk and that Company C would not enter into a confidentiality agreement.

On May 17, 2016, the Chief Executive Officer of Company B met with Mr. Bluver and expressed his views on the merits of a combination between Company B and Suffolk for Suffolk’s shareholders, customers, and employees. On May 18, 2016, senior representatives from Company A contacted Mr. Bluver to express their continued interest in a combination with Suffolk. On the same day, Mr. Barnes called Mr. Bluver to discuss the progress People’s United had made in its evaluation of a potential transaction with Suffolk.

Around this time, a representative of another financial institution (which we refer to as “Company D”) contacted KBW to inquire about the process. As described above, in consultation with its advisors, Suffolk’s board of directors had previously considered Company D and concluded that it was not likely to have the financial capability to make a competitive offer, and also had high CRE concentration levels that would create substantial execution risk for any potential transaction. In accordance with the prior board discussion, KBW informed Company D that while it would convey Company D’s inquiry to Suffolk, it appeared unlikely that discussions regarding a transaction would be productive. Suffolk did not receive any further communications or interest from Company D regarding a potential transaction.

On May 6, 2016, representatives of KBW contacted each of People’s United, Company A and Company B and requested, on behalf of Suffolk, that initial non-binding indications of interest in respect of a potential strategic transaction be delivered by May 24, 2016.

On May 23, 2016 and May 24, 2016, representatives of People’s United, Company A and Company B delivered written non-binding indications of interest to KBW. KBW communicated these indications of interest to Suffolk management and Suffolk’s board of directors. The terms were as follows:

•	People’s United proposed a stock-for-stock merger with a fixed exchange ratio range of 2.125 to 2.225 shares, representing a range of $32.77 to $34.31 per Suffolk share of common stock based on the May 20, 2016 closing price of People’s United common stock;

•	Company A proposed a merger with a mix of cash and stock consideration representing $30.00 per Suffolk share of common stock; and

•	Company B proposed a stock-for-stock merger at a fixed exchange ratio that at the time represented $30.93 per Suffolk share of common stock.

On May 25, 2016, Suffolk’s board of directors met to discuss the indications of interest that had been delivered by the three bidders. Representatives from Wachtell Lipton and KBW attended the meeting. Mr. Bluver and representatives of KBW reviewed with Suffolk’s board of directors the process with each of People’s United, Company A, Company B, Company C and Company D since the last board meeting. Mr. Bluver noted for the board that Company C, which had declined to make a proposal, had not been one of the financial institutions initially contacted due to Suffolk’s concerns about its ability to consummate a transaction given Company C’s CRE concentration and growth levels, which would have resulted in a pro forma CRE concentration level far in excess of the threshold that triggers enhanced regulatory scrutiny. Mr. Bluver also noted that a combined entity would have had a total Tier 1 leverage ratio (based on March 31, 2016 publicly available information) below the individual minimum capital requirement recently issued by the OCC with respect to Suffolk Bank. Mr. Bluver noted that addressing these regulatory concerns would likely, at a minimum, have required Company C to raise significant additional capital in connection with a combination with Suffolk, which would have reduced the benefits of any transaction with Company C to Suffolk’s shareholders.

Representatives of KBW then provided Suffolk’s board of directors with an overview of the indications of interest, and each bidder’s business, financial position, regulatory history (based on public sources) and geographic footprint, as well as a summary of publicly available data about each bidder’s stock trading price and valuation. Representatives of KBW discussed the illustrative potential dividend to Suffolk’s shareholders from a combined entity involving Suffolk and each of the three bidders, noting in particular that People’s United’s dividend rate was higher than Suffolk’s dividend rate and that a combination with People’s United could result in a tripling of the current dividend level to Suffolk’s shareholders, which would translate into an additional $1.00 per share of value (on a per-year basis), should People’s United’s current dividend rate remain unchanged. Mr. Bluver also noted that each of the bidders asked him to remain with the combined company following a potential transaction. He indicated that he would be willing to remain with the combined company for whichever bidder Suffolk’s board of directors considered the best choice, if the board determined that was in the best interests of Suffolk’s shareholders. Management also provided a preliminary pro forma concentration and capital analysis for a combined entity involving Suffolk and each of the three bidders.

Suffolk’s board of directors discussed the indications of interest and potential responses with respect to the bidders. In particular, Suffolk’s board of directors revisited the possibility of expanding the process to solicit indications of interest from a larger group of potentially interested financial institutions, and representatives of KBW provided Suffolk’s board of directors with an overview of other potential bidders for Suffolk. For the same reasons discussed at the previous board meeting and their belief that none of the potential parties could offer value in excess of the three bids received, Suffolk’s board of directors instructed Suffolk’s management and advisors to continue discussions with the three bidders that had already expressed interest, and to allow them to commence formal due diligence on Suffolk. The board also directed KBW to negotiate with each of the interested parties an increase in the overall consideration to be paid in the transaction.

Beginning on May 26, 2016, Suffolk made available to each party certain due diligence materials in an electronic data room. Over the course of the following week, the three bidders began to undertake their respective due diligence investigations of Suffolk’s business, including its financial condition, loan portfolio and information technology and risk management applications and systems. Between June 3, 2016 and June 10, 2016, each of People’s United and Company B conducted onsite due diligence at Suffolk. On June 9, 2016, senior executives of Suffolk and Company B met to discuss various diligence and operational topics. Senior executives of Suffolk and People’s United held a similar meeting on June 10, 2016.

Around May 26, 2016, representatives of another financial institution (which we refer to as “Company E”) contacted KBW and Suffolk management to inquire about participation in the process. Similar to Company D, as described above, in consultation with its advisors, Suffolk’s board of directors had previously considered Company E and determined that it was not likely to have the financial capability to make a competitive offer, and also had high CRE concentration levels that would create execution risk for any potential transaction. In accordance with the prior board discussion, KBW informed Company E that while it would convey Company E’s inquiry to Suffolk, it appeared unlikely that discussions regarding a transaction would be productive. Suffolk did not receive any further communications or interest from Company E regarding a potential transaction.

On May 27, 2016, Mr. Barnes confirmed to Mr. Bluver People’s United’s continued interest in an acquisition of Suffolk and reiterated the merits of a potential combination.

On June 8, 2016, Suffolk management directed KBW to deliver to the three bidders a draft merger agreement for a potential transaction prepared by Wachtell Lipton.

On June 10, 2016, a representative of Company A contacted Mr. Bluver to inform him that Company A would no longer be participating in the process.

Around June 13, 2016, a representative of a financial institution with no operations in Suffolk’s existing or adjacent markets (which we refer to as “Company G”) contacted KBW to inquire whether Company G could receive information about Suffolk and otherwise participate in any process that Suffolk might undertake to evaluate alternatives. KBW responded to Company G that it would inform Suffolk of Company G’s interest and follow up if Suffolk became interested in discussing a potential transaction.

On June 13, 2016 and June 15, 2016, Mr. Barnes informed Mr. Bluver that Mr. Barnes believed People’s United’s could secure regulatory approvals for a combination on a timely basis and, in response to Mr. Bluver’s questions regarding People’s United’s future dividend plans, indicated that he did not believe that People’s United’s dividend level would be adversely impacted by a potential combination.

On June 16, 2016, Simpson Thacher & Bartlett LLP, outside counsel for People’s United (which we refer to as “Simpson Thacher”), and on June 17, 2016, outside counsel for Company B, each submitted revised drafts of the merger agreement to Wachtell Lipton. Between June 16, 2016 and June 21, 2016, Wachtell Lipton exchanged drafts of the merger agreement, and negotiated, with Simpson Thacher and Company B’s counsel, and worked towards finalizing the terms and conditions of the transaction with both parties on substantially the same terms.

On June 20, 2016, each of People’s United and Company B submitted a revised non-binding indication of interest reflecting their best and final offers. People’s United proposed a fixed exchange ratio of 2.225 shares, representing $34.09 per share of Suffolk common stock based on the June 20, 2016 closing price of People’s United common stock, and a 43% premium to Suffolk’s June 20, 2016 closing price, which was the top of the range indicated in People’s United’s initial indication of interest of May 23, 2016. People’s United also requested that Mr. Bluver remain with the combined company as New York Market President to continue People’s United’s profitable growth and ensure that it preserved key elements of Suffolk’s successful client-focused culture. Additionally on June 20, 2016, Mr. Barnes called Mr. Bluver to reiterate People’s United’s interest in an acquisition of Suffolk and his views on the attractiveness of People’s United as an acquiror. Company B proposed a fixed exchange ratio that at the time represented $31.06 per share of Suffolk common stock. Company B also invited Mr. Bluver to remain with the combined company as a director or in a senior management role.

Between June 21, 2016 and June 22, 2016, the Chief Executive Officer of another financial institution (which we refer to as “Company F”), with whom Suffolk has from time to time had general discussions about potential business opportunities, contacted Mr. Bluver and KBW to inquire if it would be an appropriate time to discuss a potential transaction. Based on Suffolk’s board of directors’ consideration, in consultation with Suffolk’s advisors, that Company F was unlikely to have the financial ability to submit a competitive offer, Mr. Bluver responded that he did not believe it would be productive to discuss a potential transaction. Suffolk did not receive any further communications from Company F regarding a potential transaction.

On June 22, 2016, at a meeting of Suffolk’s board of directors, Mr. Bluver and representatives of KBW updated the board regarding developments with each of People’s United, Company A, Company B, Company E, Company F and Company G since the last board meeting. Suffolk’s board of directors discussed the inquiries KBW had received from Company E and Company F, and confirmed the board’s view, in consultation with its advisors, that neither financial institution was likely to have the financial capability to submit a competitive offer if invited to do so. Suffolk’s board of directors also considered the inquiry from Company G and concluded, in consultation with its advisors, that it was highly unlikely that Company G could submit a competitive offer given its size and out-of-market location. Representatives of KBW reviewed the financial aspects of the final indications of interest received from People’s United and Company B. The board engaged in a discussion of each proposal. During the course of that discussion, Suffolk’s board of directors received input from Wachtell Lipton and KBW and members of Suffolk’s management on various aspects of the proposals, including the 43% premium offered by People’s United, which was significantly greater than the Company B proposal; the security and pro forma amount of the dividend payable to Suffolk’s shareholders following the completion of a merger by each bidder; the impact on customers and employees of a merger with each bidder; the operating performance of each bidder; the impact of the transaction on each bidder’s earnings and other financial metrics; each bidder’s current stock price trading multiples and the potential for further appreciation; each bidder’s likely ability to obtain required transaction approvals from its respective regulators in a timely manner; and other execution risks. Wachtell Lipton reviewed with Suffolk’s board of directors the terms of the draft merger agreement with each bidder. Suffolk’s board of directors also again considered the merits of the company’s standalone plan relative to the bidders’ proposals. Following a robust discussion of the benefits and risks associated with each proposal, Suffolk’s board of directors determined that each proposal presented Suffolk’s shareholders with significant value when compared to Suffolk’s standalone strategy. The Chairman of the board then solicited comments from the outside directors on their view of the competing proposals. The outside directors unanimously concluded that, based on the proposals, including the proposed terms of the transaction documents, the pro forma dividend, each bidder’s historic and projected operating and financial performance, and the substantially greater consideration offered by People’s United, that People’s United’s proposal was more favorable to Suffolk’s shareholders. Suffolk’s board authorized Suffolk’s management and advisors to continue to finalize a draft merger agreement with People’s United, as well as to discuss with Company B whether it would be willing to increase its offer.

Following the board meeting, representatives of KBW communicated to People’s United that Suffolk’s board of directors had authorized Suffolk management to continue negotiations with People’s United.

Also on June 22, 2016, representatives of KBW advised Company B that its offer was substantially lower than a competing bidder, that the process was highly competitive, and that Company B would need to increase its offer to remain in the process. On June 23, 2016, the Chief Executive Officer of Company B informed KBW that Company B was not willing to increase the consideration offered above the amount specified in Company B’s final indication of interest of June 20, 2016, but that it was prepared to proceed with a transaction on the terms that it had presented.

In a due diligence meeting on June 24, 2016, Suffolk conducted due diligence on People’s United’s business, operations and its expected capital position upon completion of the transaction, including with respect to maintenance of its dividend.

Between June 22, 2016 and June 26, 2016, Wachtell Lipton and Simpson Thacher negotiated and finalized the draft merger agreement and related transaction documents. The outstanding principal issues in the merger agreement that were negotiated during this period related to the parties’ respective termination rights, the circumstances under which a $16 million termination fee would be payable by Suffolk to People’s United, and certain operating restrictions on Suffolk’s business prior to the completion of the merger.

On June 26, 2016, at a special meeting, Suffolk’s board of directors considered the proposed definitive merger agreement and the related transaction documents with People’s United, which meeting was also attended by representatives of KBW and Wachtell Lipton. Management reported to the board the favorable results of Suffolk’s reverse due diligence of People’s United. Wachtell Lipton then reviewed with Suffolk’s board of directors the limited changes to the proposed definitive merger agreement and the related transaction documents since the previous board meeting. KBW then reviewed the financial aspects of the proposed merger and rendered to Suffolk’s board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Suffolk common stock. Following further discussion, including consideration of the factors described under “—Suffolk’s Reasons for the Merger; Recommendation of Suffolk’s Board of Directors,” beginning on page 45, Suffolk’s board of directors unanimously approved and adopted the merger agreement and authorized and directed management to execute and deliver the merger agreement and related transaction agreements.

The merger agreement was executed by the parties on the evening of June 26, 2016. On the morning of June 27, 2016, People’s United issued a press release announcing the execution of the merger agreement.

Suffolk’s Reasons for the Merger; Recommendation of Suffolk’s Board of Directors

In reaching its decision to approve and adopt the merger agreement and the other transactions contemplated by the merger agreement, and to recommend that its shareholders adopt the merger agreement, Suffolk’s board of directors evaluated the merger in consultation with Suffolk’s management, as well as Suffolk’s outside financial and legal advisors, and considered a number of factors, including the following factors:

•	Suffolk’s board of directors’ familiarity with and review of Suffolk’s business, financial condition, results of operations and prospects, including its business plan and its potential for growth, development, productivity and profitability;

•	the current and prospective environment in which Suffolk operates, including national and local economic conditions and the competitive environment for financial institutions generally, the increased regulatory burden on financial institutions generally and the trend toward consolidation in the financial services industry;

•	regulatory matters affecting Suffolk specifically, including with respect to CRE concentration levels, and minimum capital requirements and related loan growth restraints;

•	Suffolk’s board of directors’ review, with the assistance of Suffolk’s management and legal and financial advisors, of strategic alternatives to the merger, including the possibility of remaining independent;

•	the soundness of People’s United’s business, financial condition, results of operations and management, and the performance and greater liquidity of People’s United’s common stock on both a historical and prospective basis;

•	Suffolk’s board of directors’ review and discussions with Suffolk management concerning the due diligence examination of the business of People’s United, taking into account the results of Suffolk management’s due diligence investigation into People’s United;

•	the strategic fit between the parties, including the complementary nature of the parties’ cultures, management philosophies, product mix and strategic focus; the potential synergies and expanded possibilities expected from the merger; the geographic fit between Suffolk’s and People’s United’s service areas; and the business risks associated with the merger;

•	the expectation that the merger will provide Suffolk’s shareholders the opportunity to receive a substantial premium over the historical trading prices for their shares of common stock and that the exchange of People’s United shares for Suffolk shares is expected to generally be tax-free for federal income tax purposes;

•	the expected pro forma financial impact of the transaction, taking into account anticipated cost savings and other factors, including the fact that the transaction is expected to be immediately accretive to People’s United’s earnings;

•	Suffolk’s board of directors’ expectation that the combined company will have a strong capital position upon completion of the transaction, including with respect to maintenance of People’s United’s dividend;

•	the likelihood that People’s United will be able to obtain requisite regulatory approvals for the transaction on a timely basis, based on Suffolk management’s discussions with People’s United;

•	the structure of the transaction as a stock-for-stock merger following which Suffolk’s existing shareholders will continue to participate in the future success of the combined company and realize the benefits of any synergies achieved or any future transactions that might be pursued by the combined company;

•	the fact that the exchange ratio is fixed, which Suffolk’s board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the impact of the merger on employees (including the prospects for continued employment and the employee-related benefits negotiated in the merger agreement), customers and communities served by Suffolk and the expectation that the combined entity will continue to provide high quality service to the communities and customers currently served by Suffolk;

•	the fact that, upon the closing of the merger, Mr. Bluver would be appointed New York Market President of People’s United, which is expected to provide a degree of continuity following the merger and enhance the likelihood that the strategic benefits that Suffolk expects to achieve as a result of the merger will be realized;

•	Suffolk’s board of directors’ consideration that the transaction with People’s United was more favorable to Suffolk’s shareholders than the potential value that might result from other alternatives reasonably available to Suffolk, which consideration included, among other factors:

¡	Suffolk’s board of directors’ negotiations and exploration of a possible combination with Company A and Company B;

¡	Suffolk’s board of directors’ consideration of, and developments with respect to, a possible transaction with Company C, Company D, Company E, Company F and Company G;

¡	the fact that, in a consolidating industry, institutions with an interest in merging with another institution typically make that interest known;

¡	the fact that, in the current regulatory environment, many institutions may not be able to obtain regulatory approval for a strategic transaction with Suffolk; and

¡	the low likelihood of a superior alternative transaction emerging;

•	the opinion, dated June 26, 2016, of KBW to Suffolk’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Suffolk common stock of the exchange ratio in the merger, as more fully described under “—Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Suffolk,” beginning on page 48; and

•	Suffolk’s board of directors’ review with Suffolk’s outside legal counsel of the terms of the merger agreement.

Suffolk’s board of directors also considered potential risks relating to the merger, including the following:

•	the regulatory and other approvals required in connection with the merger and the possibility that such regulatory approvals may not be received in a timely manner and may include the imposition of unacceptable conditions;

•	the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on Suffolk’s business and relations with customers, service providers and other stakeholders, whether or not the merger is completed;

•	the merger agreement provisions generally requiring Suffolk to conduct its business in the ordinary course and the other restrictions on the conduct of Suffolk’s business prior to completion of the merger, which may delay or prevent Suffolk from undertaking business opportunities that may arise pending completion of the merger;

•	with stock consideration based on a fixed exchange ratio, the risk that the consideration to be paid to Suffolk’s shareholders could be adversely affected by a decrease in the trading price of People’s United common stock during the pendency of the merger;

•	the possibility that the expected benefits and synergies sought in the merger, including cost savings and People’s United’s ability to successfully market its financial products to Suffolk’s customers, may not be realized or may not be realized within the expected time period;

•	the challenges of integrating the businesses, operations and employees of Suffolk and People’s United;

•	certain provisions of the merger agreement prohibit Suffolk from soliciting, and limit its ability to respond to, proposals for alternative transactions;

•	Suffolk’s obligation to pay People’s United a termination fee of $16 million in certain circumstances, as described under “The Merger Agreement—Termination Fee,” beginning on page 86, may deter others from proposing an alternative transaction that may be more advantageous to Suffolk’s shareholders;

•	that Suffolk’s directors and executive officers may have interests in the merger that are different from or in addition to those of its shareholders generally, as described under “—Interests of Suffolk’s Directors and Executive Officers in the Merger,” beginning on page 61; and

•	the other risks described under “Risk Factors,” beginning on page 21, and the risks of investing in People’s United common stock identified in the Risk Factors sections of People’s United’s periodic reports filed with the SEC and incorporated by reference herein.

In reaching its decision to recommend approval of the merger-related compensation proposal to Suffolk’s shareholders, Suffolk’s board of directors considered, among other things, (1) that the various plans and arrangements pursuant to which change of control, equity acceleration and other payments are required by their terms to be made, have previously formed part of Suffolk’s overall compensation program for its named executive officers, which program has been disclosed to Suffolk’s shareholders as required by the rules of the SEC in the Compensation Discussion and Analysis and related sections of Suffolk’s annual proxy statements and which received non-binding shareholder approval at Suffolk’s annual meeting in 2015 and 2016, and (2) the necessity of preserving Suffolk’s business prior to the closing of the merger and in the event the merger is not completed.

The discussion of the information and factors considered by Suffolk’s board of directors is not exhaustive, but includes the material factors considered by Suffolk’s board of directors. The above factors were not presented in any order of priority. In view of the wide variety of factors considered by Suffolk’s board of directors in connection with its evaluation of the merger and the complexity of these matters, Suffolk’s board of directors did not attempt to quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Furthermore, in considering the factors described above, individual members of Suffolk’s board of directors may have given different weights to different factors. Suffolk’s board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered.

Suffolk’s board of directors evaluated the factors described above and reached the unanimous decision that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Suffolk and its shareholders. Suffolk’s board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above. However, Suffolk’s board of directors concluded the potential positive factors outweighed the potential risks of completing the merger. It should be noted that this explanation of Suffolk’s board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Information Regarding Forward-Looking Statements,” beginning on page 28.

On the basis of these considerations, Suffolk’s board of directors unanimously approved and adopted the merger agreement and the transactions contemplated thereby and recommends that Suffolk’s shareholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby.

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Suffolk

Suffolk engaged KBW to render financial advisory and investment banking services to Suffolk, including an opinion to Suffolk’s board of directors as to the fairness, from a financial point of view, to the holders of Suffolk common stock of the exchange ratio in the merger. Suffolk selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of Suffolk’s board of directors held on June 26, 2016, at which Suffolk’s board of directors evaluated the merger. At this meeting, KBW reviewed the financial aspects of the merger and rendered to Suffolk’s board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Suffolk common stock. Suffolk’s board of directors approved and adopted the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in preparing the opinion. KBW has consented to the inclusion of its opinion as Annex B to this proxy statement/prospectus.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, Suffolk’s board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of Suffolk common stock. It did not address, and KBW expressed no view or opinion with respect to, the underlying business decision of Suffolk to engage in the merger or enter into the merger agreement. KBW’s opinion did not constitute a recommendation to Suffolk’s board of directors as to how it should vote on the merger, and KBW’s opinion does not constitute a recommendation to any holder of Suffolk common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Suffolk and People’s United and bearing upon the merger, including, among other things, the following:

•	a draft of the merger agreement dated June 26, 2016 (the most recent draft then made available to KBW);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Suffolk;

•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 of Suffolk;

•	certain unaudited monthly financial results for Suffolk in respect of April 2016 and May 2016 (provided to KBW by representatives of Suffolk);

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of People’s United;

•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 of People’s United;

•	certain publicly available regulatory filings of Suffolk and People’s United and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three year period ended December 31, 2015 and the quarter ended March 31, 2016;

•	certain other interim reports and other communications of Suffolk and People’s United to their respective shareholders and stockholders; and

•	other financial information concerning the businesses and operations of Suffolk and People’s United that was furnished to KBW by Suffolk or which KBW was otherwise directed by Suffolk to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Suffolk and People’s United;

•	the assets and liabilities of Suffolk and People’s United;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for Suffolk and People’s United with similar information for certain other companies the securities of which were publicly traded;

•	publicly available consensus “street estimates” of Suffolk for 2016 and 2017, as well as assumed long-term Suffolk growth rates provided to KBW by Suffolk management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Suffolk management and with the consent of Suffolk’s board of directors;

•	publicly available consensus “street estimates” of People’s United for 2016, 2017 and 2018 that were discussed with KBW by People’s United management and used and relied upon by KBW based on such discussions, at the direction of Suffolk management and with the consent of Suffolk’s board of directors; and

•	estimates provided to KBW regarding certain pro forma financial effects of the merger on People’s United (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) that were discussed with KBW by the management of Suffolk, and used and relied upon by KBW at the direction of such management and with the consent of Suffolk’s board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions with the managements of Suffolk and People’s United regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken, with KBW’s assistance, by or on behalf of and at the direction of Suffolk, to solicit indications of interest from third parties regarding a potential transaction with Suffolk.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available, and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Suffolk as to the reasonableness and achievability of the publicly available consensus “street estimates” of Suffolk and the assumed Suffolk long-term growth rates referred to above, as well as the estimates regarding certain pro forma financial effects of the merger on People’s United (and the assumptions and bases therefor, including without limitation the cost savings and related expenses expected to result or be derived from the merger) referred to above, and KBW assumed that such information was reasonably prepared and represented, or in the case of the Suffolk “street estimates” referred to above were consistent with, the best currently available estimates and judgments of Suffolk management and that such forecasts, projections and estimates would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of Suffolk, upon

People’s United management as to the reasonableness and achievability of the publicly available consensus “street estimates” of People’s United referred to above, and KBW assumed, with the consent of Suffolk, that such information was consistent with the best currently available estimates and judgments of People’s United management and that such estimates would be realized in the amounts and in the time periods estimated.

It is understood that all of the foregoing financial information of Suffolk that was provided to KBW was not prepared with the expectation of public disclosure and that such information, together with the publicly available consensus “street estimates” of Suffolk and People’s United referred to above that KBW was directed to use, were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Suffolk and People’s United and with the consent of Suffolk’s board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion, and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Suffolk or People’s United since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses, and KBW assumed, without independent verification and with Suffolk’s consent, that the aggregate allowances for loan and lease losses for Suffolk and People’s United are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Suffolk or People’s United, the collateral securing any of such assets or liabilities or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Suffolk or People’s United under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses, the following:

•	that the merger and any related transactions (including the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed and referred to above) with no adjustments to the exchange ratio and with no other consideration or payments in respect of the Suffolk common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•	that in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Suffolk, People’s United or the pro forma entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Suffolk that Suffolk relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Suffolk, People’s United, the merger and any related transaction (including the bank merger) and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of KBW’s opinion, of the exchange ratio in the merger to the holders of Suffolk common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger or any related transaction, any consequences of the merger or any related transaction to Suffolk, its shareholders, creditors or otherwise or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion, and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Suffolk to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Suffolk or Suffolk’s board of directors;

•	the fairness of the amount or nature of any compensation to any of Suffolk’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Suffolk common stock;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Suffolk (other than the holders of Suffolk common stock solely with respect to the exchange ratio, as described in KBW’s opinion, and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of People’s United or any other party to any transaction contemplated by the merger agreement;

•	the actual value of People’s United common stock to be issued in the merger;

•	the prices, trading range or volume at which Suffolk common stock or People’s United common stock would trade following the public announcement of the merger or the prices, trading range or volume at which People’s United common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Suffolk, People’s United, their respective shareholders and stockholders or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Suffolk and People’s United. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by Suffolk’s board of directors in making its determination to approve and adopt the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of Suffolk’s board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Suffolk and People’s United, and the decision to enter into the merger agreement was solely that of Suffolk’s board of directors.

The following is a summary of the material financial analyses presented by KBW to Suffolk’s board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to Suffolk’s board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $33.55 per share of Suffolk common stock based on the 2.225x exchange ratio in the merger and the closing price of People’s common stock on June 24, 2016. In addition to the financial analyses described below, KBW reviewed with Suffolk’s board of directors for informational purposes, among other things, the implied transaction multiple for the merger of 18.1x Suffolk’s estimated 2017 earnings per share (which we refer to as “EPS”) using the publicly available consensus “street estimate” of Suffolk for 2017 and based on the implied transaction value for the merger of $33.55 per share of Suffolk common stock.

Suffolk Selected Companies Analysis

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Suffolk to 15 selected banks and thrifts, which were traded on NASDAQ, the NYSE or the New York Stock Exchange Market and headquartered in the New York Metropolitan Statistical Area and which had total assets between $1.0 billion and $10.0 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows:

BCB Bancorp, Inc.	Lakeland Bancorp, Inc.
Bridge Bancorp, Inc.	Northfield Bancorp, Inc.
Clifton Bancorp Inc.	OceanFirst Financial Corp.
ConnectOne Bancorp, Inc.	Oritani Financial Corp.
Dime Community Bancshares, Inc.	Peapack-Gladstone Financial Corporation
First of Long Island Corporation	Provident Financial Services, Inc.
Flushing Financial Corporation	Unity Bancorp, Inc.
Kearny Financial Corp.

To perform this analysis, KBW used profitability and other financial information for, as of, or, in the case of latest 12 months (which we refer to as “LTM”) information, through, the most recent completed quarter available (which in the case of Suffolk was the fiscal quarter ended March 31, 2016) and market price information as of June 24, 2016. KBW also used 2016 and 2017 EPS estimates taken from consensus “street estimates” for Suffolk and the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Suffolk’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Suffolk and the selected companies:

		Selected Companies
	Suffolk	25th Percentile	Median	Average	75th Percentile
LTM Core Return on Average Assets(1)	0.94%	0.65%	0.85%	0.79%	0.98%
LTM Core Return on Average Equity(1)	9.88%	6.65%	8.18%	7.54%	9.13%
LTM Net Interest Margin	3.94%	2.88%	3.07%	3.09%	3.48%
LTM Fee Income / Revenue Ratio(2)	10.2%	6.1%	9.2%	11.0%	15.3%
LTM Efficiency Ratio	63.3%	64.2%	61.3%	58.8%	52.7%

(1)	Core income excludes extraordinary items, non-recurring items, gains/losses on sale of securities and amortization of intangibles.
(2)	Excludes gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Suffolk and the selected companies:

		Selected Companies
	Suffolk	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.91%	7.75%	8.25%	11.15%	11.95%
Total Capital Ratio	12.65%	12.05%	13.19%	17.68%	16.20%
Loans / Deposits	93.5%	98.3%	107.2%	107.5%	111.3%
Loan Loss Reserve / Gross Loans	1.20%	0.82%	0.89%	0.89%	0.96%
Nonperforming Assets / Loans + OREO	0.97%	1.27%	1.00%	1.22%	0.49%
LTM Net Charge-Offs / Average Loans	(0.06%)	0.06%	0.03%	0.04%	0.02%

In addition, KBW’s analysis showed the following concerning the market performance of Suffolk and, to the extent publicly available, the selected companies:

			Selected Companies
	Suffolk		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	(7.4%)		(7.8%)		(1.6%)		(2.1%)		3.5%
One-Year Total Return	(6.1%)		(4.8%)		2.8%		0.7%		6.6%
Year-To-Date Stock Price Change	(17.1%)		(8.3%)		(4.7%)		(5.0%)		(1.1%)
Stock Price / Book Value per Share	1.37	x	1.04	x	1.16	x	1.18	x	1.31x
Stock Price / Tangible Book Value per Share	1.39	x	1.17	x	1.33	x	1.35	x	1.45x
Stock Price / LTM EPS(1)	15.0	x	12.0	x	13.8	x	13.4	x	15.8x
Stock Price / 2016 EPS(2)	14.0	x	13.0	x	13.3	x	14.8	x	14.2x
Stock Price / 2017 EPS(2)	12.7	x	11.3	x	12.2	x	13.2	x	13.0x
Dividend Yield(3)	1.7%		1.8%		2.8%		2.8%		3.4%
Dividend Payout(3)	25.5%		29.0%		45.5%		48.8%		61.5%

(1)	Excludes the impact of LTM EPS multiples for three of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x.

(2)	Excludes the impact of the estimated 2016 and 2017 EPS multiples for two of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x.
(3)	Dividend yield and dividend payout reflect most recent quarterly dividend annualized as a percentage of stock price and LTM EPS, respectively. Excludes the impact of the dividend payout for one of the selected companies, which dividend payout was considered not meaningful because it was greater than 100%.

No company used as a comparison in the above selected companies analysis is identical to Suffolk. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

People’s United Selected Companies Analysis

Using publicly available information, KBW compared the financial performance, financial condition and market performance of People’s United to 15 selected banks from the “2016 Peer Group” in People’s United’s Proxy Statement filed with the SEC on March 11, 2016, excluding merger targets.

The selected companies were as follows:

Associated Banc-Corp	M&T Bank Corporation
Citizens Financial Group, Inc.	New York Community Bancorp, Inc.
Comerica Incorporated	Signature Bank
Cullen/Frost Bankers, Inc.	Synovus Financial Corp.
East West Bancorp, Inc.	Umpqua Holdings Corporation
First Horizon National Corporation	Webster Financial Corporation
Huntington Bancshares Incorporated	Zions Bancorporation
KeyCorp

To perform this analysis, KBW used profitability and other financial information for, as of, or, in the case of LTM information, through, the most recent completed quarter available (which in the case of People’s United was the fiscal quarter ended March 31, 2016) and market price information as of June 24, 2016. KBW also used 2016 and 2017 EPS estimates taken from consensus “street estimates” for People’s United and the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in People’s United’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of People’s United and the selected companies:

		Selected Companies
	People’s United	25th Percentile	Median	Average	75th Percentile
LTM Core Return on Average Assets(1)	0.73%	0.75%	0.95%	0.94%	1.10%
LTM Core Return on Average Equity(1)	5.79%	6.36%	8.47%	8.60%	9.70%
LTM Net Interest Margin	2.86%	2.85%	3.14%	3.13%	3.25%
LTM Fee Income / Revenue Ratio(2)	26.3%	22.1%	28.5%	27.2%	35.6%
LTM Efficiency Ratio	64.0%	66.7%	62.6%	59.5%	57.1%

(1)	Core income excludes extraordinary items, non-recurring items, gains/losses on sale of securities and amortization of intangibles.
(2)	Excludes gains/losses on sale of securities.

KBW’s analysis showed the following concerning the financial condition of People’s United and the selected companies:

		Selected Companies
	People’s United	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	7.29%	7.78%	8.68%	8.69%	9.65%
Total Capital Ratio	11.52%	12.55%	13.12%	13.42%	14.28%
Loans / Deposits	98.0%	83.9%	89.1%	89.5%	93.2%
Loan Loss Reserve / Gross Loans	0.76%	1.09%	1.15%	1.14%	1.38%
Nonperforming Assets / Loans + OREO	1.15%	2.00%	1.79%	1.58%	1.23%
LTM Net Charge-Offs / Average Loans	0.07%	0.25%	0.18%	0.17%	0.11%

In addition, KBW’s analysis showed the following concerning the market performance of People’s United and the selected companies:

			Selected Companies
	People’s United		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	(7.3%)		(24.8%)		(19.9%)		(20.0%)		(16.8%)
One-Year Total Return	(3.2%)		(23.0%)		(16.8%)		(18.2%)		(15.1%)
Year-To-Date Stock Price Change	(6.6%)		(17.3%)		(9.5%)		(11.4%)		(7.2%)
Stock Price / Book Value per Share	0.98	x	0.88	x	1.19	x	1.14	x	1.34x
Stock Price / Tangible Book Value per Share	1.73	x	1.11	x	1.50	x	1.45	x	1.76x
Stock Price / LTM EPS(1)	17.3	x	13.1	x	15.1	x	14.8	x	16.0x
Stock Price / 2016 EPS	16.9	x	12.3	x	13.9	x	13.4	x	14.6x
Stock Price / 2017 EPS	15.5	x	11.4	x	12.4	x	11.9	x	12.8x
Dividend Yield(2)	4.5%		2.2%		2.5%		2.6%		3.2%
Dividend Payout(2)	78.2%		29.8%		34.1%		34.5%		38.3%

(1)	Excludes the impact of LTM EPS multiple for one of the selected companies, which multiple was considered to be not meaningful because it was negative.
(2)	Dividend yield and dividend payout reflect most recent quarterly dividend annualized as a percentage of stock price and annualized LTM EPS, respectively. Excludes the impact of the dividend payout for one of the selected companies, which dividend payout was considered not meaningful because it was negative.

No company used as a comparison in the above selected companies analysis is identical to People’s United. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis

KBW reviewed publicly available information related to 27 selected U.S. whole bank transactions announced since January 1, 2015 with announced transaction values greater than $200 million. Terminated transactions were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company
South State Corporation	Southeastern Bank Financial Corporation
WesBanco, Inc.	Your Community Bankshares, Inc.
Mechanics Bank	California Republic Bancorp
Pinnacle Financial Partners, Inc.	Avenue Financial Holdings, Inc.
Huntington Bancshares Incorporated	FirstMerit Corporation
Chemical Financial Corporation	Talmer Bancorp, Inc.
Old National Bancorp	Anchor BanCorp Wisconsin Inc.
OceanFirst Financial Corp.	Cape Bancorp, Inc.
TowneBank	Monarch Financial Holdings, Inc.
Univest Corporation of Pennsylvania	Fox Chase Bancorp, Inc.
BBCN Bancorp, Inc.	Wilshire Bancorp, Inc.
First Busey Corporation	Pulaski Financial Corp.
Capital Bank Financial Corp.	CommunityOne Bancorp
MB Financial, Inc.	American Chartered Bancorp, Inc.
Bank of the Ozarks, Inc.	C1 Financial, Inc.
United Bankshares, Inc.	Bank of Georgetown
KeyCorp	First Niagara Financial Group, Inc.
New York Community Bancorp, Inc.	Astoria Financial Corporation
Bank of the Ozarks, Inc.	Community & Southern Holdings, Inc.
Yadkin Financial Corporation	NewBridge Bancorp
BB&T Corporation	National Penn Bancshares, Inc.
F.N.B. Corporation	Metro Bancorp, Inc.
Valley National Bancorp	CNLBancshares, Inc.
United Community Banks, Inc.	Palmetto Bancshares, Inc.
Western Alliance Bancorporation	Bridge Capital Holdings
PacWest Bancorp	Square 1 Financial, Inc.
Royal Bank of Canada	City National Corporation

For each selected transaction, KBW derived the following implied transaction statistics, in each case, based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then-latest publicly available financial statements and, to the extent available, then-current, unreported year EPS consensus “street estimates” prior to announcement of the respective transaction:

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM earnings);

•	Price per common share to estimated then-current, unreported year EPS of the acquired company; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the 24 selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the merger based on the implied value of the merger consideration of $33.55 per share of Suffolk common stock and using historical financial information for Suffolk as of or through March 31, 2016, the 2016 EPS consensus “street estimate” for Suffolk and the closing price of Suffolk common stock on June 24, 2016.

The results of the analysis are set forth in the following table:

			Selected Transactions
	Suffolk		25th Percentile		Median		Average		75th Percentile
Price / Tangible Book Value	1.98	x	1.69	x	1.87	x	1.87	x	2.18x
Price / LTM EPS(1)	21.4	x	17.2	x	22.7	x	22.0	x	23.8x
Price / Est. EPS	20.0	x	19.6	x	19.6	x	20.6	x	22.9x
Core Deposit Premium	11.9%		8.5%		11.3%		12.1%		15.0%
1-Day Market Premium	42.8%		8.0%		18.7%		22.0%		32.8%

(1)	Excludes the impact of LTM EPS multiples for two of the selected transactions, which multiples were considered not to be meaningful because the underlying LTM EPS included material non-recurring items.

No company or transaction used as a comparison in the above selected transactions analysis is identical to Suffolk or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis

KBW analyzed the relative standalone contribution of People’s United and Suffolk to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and income statement data for People’s United and Suffolk as of or through March 31, 2016, (ii) 2016 and 2017 EPS consensus “street estimates” for People’s United and Suffolk and (iii) market price data as of June 24, 2016. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of People’s United’s stockholders and Suffolk’s shareholders in the combined company based on the 2.225x exchange ratio in the merger:

	People’s United as a% of Total	Suffolk as a% of Total
Ownership
At 2.225x Exchange Ratio in the Merger	92%	8%
Balance Sheet
Assets	95%	5%
Gross Loans Held for Investment	94%	6%
Deposits	94%	6%
Tangible Common Equity	93%	7%
Income Statement
LTM Net Income	93%	7%
2016 Estimated Net Income	93%	7%
2017 Estimated Net Income	93%	7%
Market Capitalization(1)	94%	6%

(1)	As of June 24, 2016.

Forecasted Pro Forma Financial Impact Analysis

KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of People’s United and Suffolk. Using (i) balance sheet estimates as of December 31, 2016 for People’s United and Suffolk from consensus “street estimates” for People’s United and Suffolk, (ii) EPS consensus “street estimates” for 2016, 2017 and 2018 in the case of People’s United and 2016 and 2017 in the case of Suffolk, (iii) an assumed long-term net income growth rate for Suffolk provided by Suffolk management and (iv) pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) that were discussed with KBW by the management of Suffolk and used and relied upon by KBW at the direction of such management, KBW analyzed certain potential pro forma financial effects of the merger on People’s United. This analysis indicated the merger could be accretive to People’s United’s estimated 2017 EPS and estimated 2018 EPS and dilutive to People’s United’s estimated tangible book value per share as of December 31, 2016. Furthermore, the analysis indicated that, pro forma for the merger, each of People’s United’s tangible common equity to tangible assets ratio, leverage ratio and Tier 1 Risk-Based Capital Ratio as of December 31, 2016 could be higher and Total Risk Based Capital Ratio as of December 31, 2016 could be lower. For all of the above, the actual results achieved by People’s United following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis

KBW performed a discounted cash flow analysis of Suffolk to estimate a range for the implied equity value of Suffolk. In this analysis, KBW used consensus “street estimates” of Suffolk for 2016 and 2017 as well as assumed long-term net income and asset growth rates for Suffolk provided by Suffolk management and assumed discount rates ranging from 9.0% to 12.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Suffolk could generate over the five-year period from December 2016 through 2021 as a standalone company and (ii) the present value of Suffolk’s implied terminal value at the end of such period. KBW assumed that Suffolk would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Suffolk, KBW applied a range of 13.0x to 17.0x estimated 2022 net income. This discounted cash flow analysis resulted in a range of implied values per share of Suffolk common stock of $26.62 per share to $37.48 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of Suffolk or the pro forma combined company.

Miscellaneous

KBW acted as financial advisor to Suffolk in connection with the merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses and further to certain existing sales and trading relationships with each of Suffolk and People’s United, may from time to time purchase securities from, and sell securities to, Suffolk and People’s United. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Suffolk or People’s United for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Suffolk agreed to pay KBW a total non-refundable cash fee equal to 1.05% of the aggregate merger consideration, currently estimated, based on the closing price of People’s

United common stock on NASDAQ on June 24, 2016, the last trading day before public announcement of the merger, to be approximately $4.2 million, $500,000 of which became payable to KBW concurrently with the rendering of its opinion, $1,500,000 of which became payable on the first date of the mailing of this proxy statement/prospectus and the balance of which is contingent upon the closing of the merger and will become payable at the time of the closing of the merger. Suffolk also agreed to reimburse KBW for certain reasonable and documented out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to Suffolk. In the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to People’s United. KBW may in the future provide investment banking and financial advisory services to Suffolk or People’s United and receive compensation for such services.

Certain Suffolk Prospective Financial Information

Suffolk does not make public disclosure of forecasts or projections of its expected financial performance because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the risk that the underlying assumptions and estimates may prove incorrect. In connection with the merger, however, Suffolk management provided certain limited unaudited prospective financial information for Suffolk on a standalone basis, but assuming no temporary pull back from the CRE lending markets (which pull back is described under “The Merger—Background of the Merger,” beginning on page 39) or additional near-term capital requirements, to each bidder who performed due diligence on Suffolk, including People’s United, as well as People’s United’s and Suffolk’s respective financial advisors. Accordingly, this prospective financial information is not indicative of Suffolk’s prospects on a standalone basis due to the foregoing assumptions used in preparing such information. Suffolk management also provided certain limited unaudited prospective financial information for Suffolk on a standalone basis, without giving effect to the merger, to Suffolk’s financial advisor as referred to on page 59, for purposes of the forecasted pro forma financial impact analysis and the discounted cash flow analysis performed by Suffolk’s financial advisor in connection with its opinion to Suffolk’s board of directors.

The prospective financial information for Suffolk reflects numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Suffolk’s business, all of which are inherently uncertain and difficult to predict and many of which are beyond Suffolk’s control. The prospective financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information may also be affected by Suffolk’s ability to achieve strategic goals, objectives and targets over the applicable periods. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties, including the risks described under “Information Regarding Forward-Looking Statements,” beginning on page 28, and in Suffolk’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the other reports filed by Suffolk with the SEC which are incorporated by reference into this proxy statement/prospectus.

The prospective financial information for Suffolk was generally not prepared with a view toward public disclosure or complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Suffolk’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

You are strongly cautioned not to place undue reliance on the prospective financial information set forth below. The inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as an indication that any of Suffolk, People’s United or their respective affiliates, advisors or representatives considered or consider the prospective financial information to be necessarily predictive of actual future events, and the prospective financial information should not be relied upon as such. None of Suffolk, People’s United or their respective affiliates, advisors or representatives can give any assurance that actual results will not differ from the prospective financial information, and none of them undertakes any obligation to update or otherwise revise or reconcile the prospective financial information to reflect circumstances existing after the date such information was prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. None of Suffolk, People’s United or their respective affiliates, advisors or representatives makes any representation to any shareholder regarding the projections. The prospective financial information is being included in this proxy statement/prospectus solely to give Suffolk’s shareholders access to the prospective financial information that was provided to People’s United and/or Suffolk’s financial advisor.

In light of the foregoing, and considering that the Suffolk special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Suffolk’s shareholders are cautioned not to place unwarranted reliance on such information, and People’s United and Suffolk urge all shareholders to review Suffolk’s most recent SEC filings for a description of Suffolk’s reported financial results. See “Where You Can Find More Information,” beginning on page 103.

The following table presents summary selected unaudited prospective financial information of Suffolk on a standalone basis, but assuming no temporary pull back from the CRE lending markets (which pull back is described under “The Merger—Background of the Merger,” beginning on page 39) or additional near-term capital requirements, that was provided to each bidder who performed due diligence on Suffolk, including People’s United, as well as People’s United’s and Suffolk’s respective financial advisors. Accordingly, this prospective financial information is not indicative of Suffolk’s prospects on a standalone basis due to the foregoing assumptions used in preparing such information.

	For the Years Ending December 31,
	2016	2017
Total Assets (in thousands)	$2,393,711	$2,727,162
Net Income (in thousands)	$20,727	$22,971
Return on Assets	0.86%	0.90%
Return on Equity	10.09%	10.20%
Earnings Per Share - Diluted	$1.74	$1.91
Net Interest Margin	3.74%	3.61%

Suffolk’s financial advisor did not rely upon the foregoing financial information for purposes of the financial analyses performed in connection with its opinion to Suffolk’s board of directors and instead used and relied upon publicly available consensus “street estimates” of Suffolk for 2016 and 2017 based on discussions with Suffolk’s management, at the direction of such management and with the consent of Suffolk’s board of directors. Suffolk provided its financial advisor with an assumed long-term net income growth rate for Suffolk of 10% and an assumed long-term asset growth rate for Suffolk of 8% for purposes of the forecasted pro forma financial impact analysis and the discounted cash flow analysis performed by Suffolk’s financial advisor in connection with its opinion to Suffolk’s board of directors.

Interests of Suffolk’s Directors and Executive Officers in the Merger

In considering the recommendation of Suffolk’s board of directors with respect to the merger, Suffolk’s shareholders should be aware that the directors and executive officers of Suffolk have certain interests in the merger that may be different from, or in addition to, the interests of Suffolk’s shareholders generally. Suffolk’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Suffolk’s shareholders vote to adopt the merger proposal. These interests are described in further detail below.

Treatment of Suffolk Equity-Based Awards

For an estimate of the amounts that would become payable to each of Suffolk’s named executive officers upon the vesting and settlement of their unvested equity-based awards, see “—Quantification of Payments and Benefits to Suffolk’s Named Executive Officers in Connection with the Merger” below. Suffolk estimates that the aggregate amount that would become payable to Suffolk’s two other executive officers upon the vesting and settlement of their unvested equity awards if the effective time of the merger were July 21, 2016, based on a price per share of Suffolk’s common stock of $30.83 (the average closing price of a share of Suffolk’s common stock on the five business days following the announcement of the merger), is $186,816 in the aggregate. Suffolk estimates that the aggregate amount that would become payable to its seven non-employee directors in settlement of their unvested equity-based awards if the effective time of the merger were July 21, 2016, and based on a price per share of People’s United common stock of $30.83, is $489,621 in the aggregate.

If the effective time of the merger has not occurred by March 1, 2017, Suffolk may grant restricted stock awards with respect to up to 40,000 shares of Suffolk common stock (including to the executive officers) in the ordinary course of business consistent with past practice, which awards will not vest solely as a result of the effective time of the merger, but would provide for vesting on a termination due to death or disability, without cause or for good reason following the effective time of the merger. If the effective time of the merger has not occurred by May 2017, Suffolk may grant annual equity awards (or cash in lieu thereof) to its non-employee directors that would vest on completion of the merger. Such potential equity grants to the executive officers and non-employee directors are not taken into account in calculating the estimated payments set forth herein. In addition, if the effective time of the merger is to occur after December 31, 2016, Suffolk may accelerate the vesting of certain equity awards that would otherwise have vested prior to the effective time of the merger in accordance with their terms or at the effective time of the merger, so that such awards vest in December 2016 in order to mitigate the impact of Section 4999 of the Code.

Annual Bonus

Under the merger agreement, immediately prior to the effective time of the merger, Suffolk may pay its employees (including the executive officers) an annual bonus for the year of closing, prorated for the portion of the year elapsed as of the closing date, which bonus will be based on actual performance through the closing.

For an estimate of the prorated annual bonus that would become payable to Suffolk’s named executive officers (assuming satisfaction of performance conditions at the target level) upon the effective time of the merger (which, for purposes hereof, is assumed to be July 21, 2016), see “—Quantification of Payments and Benefits to Suffolk’s Named Executive Officers in Connection with the Merger” below. Suffolk estimates that the amount that would become payable to its two other executive officers if the effective time of the merger were July 21, 2016 is $113,001 in the aggregate (assuming satisfaction of performance conditions at the target level).

In addition, if the effective time of the merger is to occur after December 31, 2016, Suffolk may determine, in the ordinary course of business consistent with past practice, annual bonuses and any other incentive compensation in respect of 2016 performance (including for the executive officers) and accelerate the payment of any such bonus or incentive compensation prior to January 1, 2017 to the extent necessary to mitigate the impact of Section 4999 of the Code.

Change of Control Employment Agreements

Suffolk is party to change of control employment agreements with each of its executive officers, which provide severance benefits upon a qualifying termination of employment. If the employment of an executive officer of Suffolk were terminated without cause or for good reason within three years (in the case of Messrs. Bluver and Finneran) or two years (in the case of the other executive officers) following a change of control of Suffolk (such as the merger), the executive officer would be entitled to the following:

•	Severance Payment. A cash severance payment equal to the product of (a) three (in the case of Messrs. Bluver and Finneran) or two (in the case of the other executive officers) multiplied by (b) the executive officer’s annual base salary and target annual bonus, which severance payment is payable in a lump sum within 30 days following the date of termination.

•	Prorated Target Bonus. A cash payment equal to the executive officer’s target bonus for the year of termination, prorated for the portion of the year elapsed as of the date of termination, which payment is payable in a lump sum within 30 days following the date of termination.

•	Health Insurance. Reimbursement of the executive officer’s health insurance continuation premiums (at a rate equal to (i) 140% of the full COBRA premium cost in respect of the maximum level of coverage in effect for the executive and the executive’s spouse and dependents at the date of termination minus (ii) the monthly employee contribution rate paid by active employees of Suffolk) for up to three years (in the case of Messrs. Bluver and Finneran) or two years (in the case of the other executive officers) following the date of termination.

The change of control employment agreements provide that, if the severance amounts and benefits payable thereunder would be subject to tax under Section 4999 of the Code, such amounts would be reduced to the extent such reduction would put the executive officer in a better after-tax position.

Mr. Bluver’s change of control agreement will terminate upon the completion of the merger, and the cash severance payments due thereunder will be paid regardless of whether Mr. Bluver terminates employment.

For an estimate of the amounts that would become payable to Suffolk’s named executive officers under their change of control employment agreements if each experienced a qualifying termination of employment immediately following the effective time of the merger, see “—Quantification of Payments and Benefits to Suffolk’s Named Executive Officers in Connection with the Merger” below. Suffolk estimates that the value of the compensation and benefits that would become payable to its two other executive officers under their change of control employment agreements if the effective time of the merger were July 21, 2016 and each experienced a severance-qualifying termination of employment immediately thereafter is $1,125,320 in the aggregate. An additional pro-rata bonus amount pursuant to the change of control severance agreements is not included in these estimates, since it is assumed that the qualifying termination of employment occurs on the date of the effective time of the merger and the executive officer would receive the pro-rata bonus pursuant to the merger agreement, see “—Annual Bonus,” beginning on page 62.

Post-Closing Roles

Under the merger agreement, promptly following the effective time of the merger, Suffolk’s directors will be offered the opportunity to serve on a regional advisory board of People’s United. In addition, Mr. Bluver is expected to be offered the role of New York Market President of People’s United following the effective time of the merger. Any compensation that would be payable for service in such positions has not yet been determined, and the material terms of a possible employment arrangement with Mr. Bluver have not yet been determined.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that from and after the effective time of the merger, People’s United will indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of Suffolk and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether arising before or after the effective time of the merger, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of Suffolk or its subsidiaries, and pertaining to matters existing or occurring at or prior to the effective time of the merger, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In addition, for a period of not less than six years from the effective time, People’s United will maintain an insurance and indemnification policy for the benefit of certain persons, including Suffolk’s directors and executive officers. For additional information, see “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance,” beginning on page 81.

Quantification of Potential Payments to Suffolk’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of Suffolk’s named executive officers (as identified in accordance with SEC regulations) that is based on or otherwise relates to the merger and assumes, among other things, that Suffolk’s named executive officers will incur a severance-qualifying termination of employment immediately following the effective time of the merger. For additional details regarding the terms of the payments described below, see the discussion under the caption “The Merger—Interests of Suffolk’s Directors and Executive Officers in the Merger,” beginning on page 61.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the effective time of the merger, including the grant of any additional equity awards as permitted by the merger agreement if the effective time has not occurred by March 1, 2017. For purposes of calculating such amounts, we have assumed:

•	July 21, 2016 as the closing date of the merger; and

•	a severance-qualifying termination of each named executive officer’s employment immediately following the effective time of the merger.

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
Named Executive Officers
Howard C. Bluver	2,197,918	1,058,177	0	3,256,095
Brian K. Finneran	1,538,542	382,909	23,438	1,944,889
Michael R. Orsino	917,863	308,146	28,343	1,254,352
Jeanne P. Kelley	601,790	148,755	28,343	778,888
Christopher J. Hilton	626,772	77,938	0	704,710

(1)	Cash. As described above, the cash amount payable to the named executive officers consists of the following components:

(a)	a cash severance payment equal to the product of (i) three (in the case of Messrs. Bluver and Finneran) or two (in the case of the other named executive officers) multiplied by (ii) the named executive officer’s annual base salary and target annual bonus, which severance payment is payable under the change of control employment agreements with the named executive officers in a lump sum within 30 days following the date of termination; and
(b)	a prorated annual bonus for the year in which the closing date occurs, determined based on actual performance, which is payable under the merger agreement immediately prior to the effective time of the merger. For purposes of this table, performance conditions are assumed to be satisfied at the target level. Pursuant to the terms of each named executive officer’s change of control severance agreement, a cash payment equal to his or her target bonus for the year of termination, prorated for the portion of the year elapsed as of the date of termination, would be payable on a qualifying termination of employment following the effective time; however, since this table assumes the qualifying termination of employment occurs on the date of the effective time of the merger, no additional pro-rata bonus amount has been included in these estimates.

The cash severance payments are “double-trigger” (i.e., it is contingent upon a qualifying termination of employment following the effective time of the merger), although in the case of Mr. Bluver the cash severance payment is “single-trigger” as it will be paid upon the termination of his change of control agreement at the effective time of the merger regardless of whether he terminates employment. The prorated bonus under the merger agreement is “single-trigger” (i.e., it is payable automatically in connection with the effective time of the merger, without regard to a qualifying termination of employment). Any additional pro-rata target bonus amount for periods of employment following the effective time of the merger under a named executive officer’s change of control severance agreement would be “double-trigger.”

Name	Severance Payment ($)	Prorated Annual Bonus ($)
Named Executive Officers
Howard C. Bluver	2,070,000	127,918
Brian K. Finneran	1,449,000	89,542
Michael R. Orsino	840,000	77,863
Jeanne P. Kelley	565,500	36,290
Christopher J. Hilton	593,750	33,022

(2)	Equity. As described above, as of the effective time of the merger, each outstanding Suffolk stock option will become vested (to the extent unvested) and be cancelled and converted into the right to receive shares of common stock of People’s United with a value equal to the difference between the merger consideration and the applicable exercise price. As of the effective time of the merger, each outstanding Suffolk restricted stock award that was granted prior to the execution of the merger agreement will vest and be cancelled and converted into the right to receive the merger consideration. This table assumes a price per share of Suffolk common stock of $30.83 (the average closing price of shares of Suffolk’s common stock on the five business days following the announcement of the merger). Set forth below are the values of each type of unvested Suffolk equity-based award held by the named executive officers that would become vested upon the effective time of the merger. These amounts are “single-trigger.”

Name	Stock Options ($)	Restricted Stock ($)
Named Executive Officers
Howard C. Bluver	418,578	639,599
Brian K. Finneran	0	382,909
Michael R. Orsino	0	308,146
Jeanne P. Kelley	0	148,755
Christopher J. Hilton	0	77,938

Any Suffolk restricted stock awards that are granted following the execution of the merger agreement (none of which had been granted as of July 21, 2016), would convert, as of the effective time of the merger, into the right to receive 2.225 restricted shares of People’s United common stock per restricted share of Suffolk common stock. Any such awards would fully vest upon a qualifying termination of employment following the effective time of the merger.

(3)	Benefits. The change of control agreements with the named executive officers provide for reimbursement of the applicable executive officer’s health insurance continuation premiums (at a rate equal to (i) 140% of the full COBRA premium cost in respect of the maximum level of coverage in effect for the executive and the executive’s spouse and dependents at the date of termination minus (ii) the monthly employee contribution rate paid by active employees of Suffolk) for up to three years (in the case of Messrs. Bluver and Finneran) or two years (in the case of the other executive officers) following the date of termination. Messrs. Bluver and Hilton do not currently participate in Suffolk’s health insurance programs and would not be eligible for such health insurance continuation upon a termination of employment on July 21, 2016. These amounts are “double-trigger.”

People’s United’s Reasons for the Merger

People’s United’s reasons for entering into the merger agreement include:

•	the opportunity to bolster People’s United’s Long Island presence in a well-known, attractive banking market;

•	the opportunity to accelerate People’s United’s New York Metro area expansion strategy;

•	the opportunity to market People’s United’s broader product suite and drive deeper product penetration within Suffolk’s client base;

•	the opportunity to increasingly support Suffolk’s clients and prospects with People’s United’s larger balance sheet; and

•	the opportunity to invest People’s United’s capital in a transaction that is expected to be earnings accretive and generate attractive returns by realizing sizeable cost synergies.

People’s United’s board of directors approved the merger agreement after People’s United’s senior management discussed with the board of directors a number of factors, including those described above and the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of Suffolk. People’s United’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. People’s United’s board of directors viewed its position as being based on all the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

People’s United’s Board of Directors after the Merger

People’s United’s board of directors will not change in connection with the merger and the other transactions contemplated by the merger agreement.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Suffolk common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this proxy statement/prospectus.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of Suffolk common stock which is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Suffolk common stock that hold their Suffolk common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Suffolk common stock in light of their individual circumstances or to holders of Suffolk common stock that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	dealers or brokers in securities or currencies;

•	persons that hold Suffolk common stock that are subject to the alternative minimum tax;

•	persons that immediately before the merger owned at least 5% of Suffolk common stock;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Suffolk common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of Suffolk common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds Suffolk common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income tax consequences will be as follows:

•	except as discussed below with respect to cash received instead of a fractional share of People’s United common stock, under “—Cash Received Instead of a Fractional Share of People’s United Common Stock,” no gain or loss will be recognized by U.S. holders of Suffolk common stock on the exchange of Suffolk common stock for People’s United common stock pursuant to the merger;

•	the aggregate basis of the People’s United common stock received by a U.S. holder of Suffolk common stock in the merger (including fractional shares of People’s United common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Suffolk common stock for which it is exchanged; and

•	the holding period of People’s United common stock received in exchange for shares of Suffolk common stock (including fractional shares of People’s United common stock deemed received and redeemed as described below) will include the holding period of the Suffolk common stock for which it is exchanged.

If a U.S. holder of Suffolk common stock acquired different blocks of Suffolk common stock at different times or at different prices, such U.S. holder’s holding period and basis will be determined separately with respect to each block of Suffolk common stock.

Completion of the merger is conditioned on, among other things, the receipt by Suffolk and People’s United of legal opinions from Wachtell Lipton and Simpson Thacher, respectively, each dated as of the closing date of the merger, that for U.S. federal income tax purposes the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and on representation letters provided by Suffolk and People’s United to be delivered at the time of closing. Although the merger agreement allows each of People’s United and Suffolk to waive this condition to closing, neither People’s United nor Suffolk currently anticipates doing so. Neither of the tax opinions will be binding on the Internal Revenue Service. Neither People’s United nor Suffolk intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger and there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Cash Received Instead of a Fractional Share of People’s United Common Stock

A U.S. holder of Suffolk common stock who receives cash instead of a fractional share of People’s United common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by People’s United. As a result, such U.S. holder of Suffolk common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Backup Withholding and Information Reporting

Payments of cash in lieu of a fractional share to a U.S. holder of Suffolk common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment of the Merger

The merger will be accounted for using the purchase method of accounting with People’s United treated as the acquiror. Under this method of accounting, Suffolk’s assets and liabilities will be recorded by People’s United at their respective fair values as of the closing date of the merger and added to those of People’s United. Any excess of purchase price over the net fair values of Suffolk’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of Suffolk’s net assets over the purchase price will be recognized in earnings by People’s United on the closing date of the merger. Financial statements of People’s United issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Suffolk prior to the merger. The results of operations of Suffolk will be included in the results of operations of People’s United beginning on the effective date of the merger.

Regulatory Approvals Required for the Merger

Before People’s United and People’s United Bank may complete the merger and the bank merger, they must obtain regulatory approval from federal banking regulators, as summarized below. People’s United and Suffolk have agreed to use, and cause their applicable subsidiaries to use, reasonable best efforts to obtain the regulatory approvals necessary or advisable to complete the merger and bank merger.

Board of Governors of the Federal Reserve System

Completion of the merger is subject, among other things, to approval by the Federal Reserve Board pursuant to Section 3 of the BHC Act. In considering the approval of an application under Section 3 of the BHC Act, the Federal Reserve Board reviews certain factors, including: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios of the combined company (both in terms of absolute capital ratios and capital ratios relative to peer groups determined by the regulators) (2) the effect of the proposal on competition, (3) the risk to the stability of the United States banking or financial system, (4) the convenience and needs of the communities to be served and (5) the effectiveness of the companies in combatting money laundering.

The Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1977 (which we refer to as the “CRA”) and considers the concentration of deposits on a nationwide basis.

Furthermore, the BHC Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. The Federal Reserve Board takes into account the views of third party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. As part of the review process in merger transactions, the Federal Reserve Board frequently receives protests from community groups and others. Any hearing, meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

After the Federal Reserve Board approves the transaction, the parties generally must wait at least 30 days to complete the transaction, during which time the Department of Justice (which we refer to as the “DOJ”) may bring a court action challenging the transaction on antitrust grounds. With the approval of the Federal Reserve Board and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the antitrust aspects of the transaction, the DOJ generally analyzes the competitive effects of the transaction differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board does regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Office of the Comptroller of the Currency

In order to consummate the merger of Suffolk Bank with and into People’s United Bank, People’s United Bank must receive the approval of the OCC under Section 18(c) of the Federal Deposit Insurance Act. In making its determination, the OCC must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served and the risk to the stability of the United States banking or financial system. The OCC must also consider the records of Suffolk Bank and People’s United Bank in meeting the needs of the community under the CRA, including their CRA performance ratings, and it must take into consideration the conformity of the proposed transaction to applicable law, regulation and supervision policies. In addition, the OCC must take into consideration the effectiveness of Suffolk Bank and People’s United Bank in combatting money laundering activities. The OCC cannot approve a merger transaction if it would result in a monopoly or if it would otherwise substantially lessen competition or in any other manner restrain trade in any section of the United States, unless the OCC finds that the anti-competitive effects of the merger transaction are clearly outweighed in the public interest by the probable effect of the merger transaction in meeting the convenience and needs of the communities to be served.

In connection with its review, the OCC provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if the OCC determines that would be appropriate. Suffolk Bank and People’s United Bank may not complete the transaction before 30 calendar days following the OCC’s approval of the transaction or, if the OCC has not received any adverse comments from the Attorney General of the United States concerning the competitive effect of the transaction, such shorter period of time as the OCC may permit, with the concurrence of the Attorney General, that does not end sooner than 15 calendar days following the OCC’s approval.

People’s United and Suffolk believe that the merger and bank merger should not raise significant regulatory concerns and that People’s United will be able to obtain all requisite regulatory approvals in a timely manner. However, there can be no assurance as to whether and when the regulatory approvals discussed above will be obtained, or as to the conditions or limitations that such approvals may contain or impose.

Conversion of Shares, Exchange of Certificates, Withholding and Dividends and Distributions

Conversion of Shares and Exchange of Certificates

The conversion of Suffolk common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange any certificates representing shares of Suffolk common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As promptly as practicable after the effective time of the merger, and in any event within 10 days thereafter, the exchange agent will mail to each holder of record of Suffolk common stock (other than Suffolk restricted stock awards) immediately prior to the effective time of the merger a letter of transmittal and instructions on how to surrender shares of Suffolk common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Suffolk common stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by People’s United, the posting of a bond in an amount as People’s United may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Suffolk of shares of Suffolk common stock that were issued and outstanding immediately prior to the effective time.

Fractional Shares

People’s United will not issue any fractional shares of People’s United common stock in the merger. Instead, a shareholder of Suffolk who otherwise would have received a fraction of a share of People’s United common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of People’s United common stock for the five full trading days ending on the trading day immediately preceding the effective time of the merger by (ii) the fraction of a share (rounded to the nearest cent) of People’s United common stock which such shareholder of Suffolk would otherwise be entitled to receive, after aggregating all People’s United common stock held by such shareholder of Suffolk.

Withholding

People’s United and the exchange agent will be entitled to deduct and withhold from any merger consideration or any payments due to holders of Suffolk equity awards, cash in lieu of fractional shares, cash dividends or distributions payable, or any other amounts otherwise payable pursuant to the merger agreement to any holder of Suffolk common stock or Suffolk equity awards the amounts they are required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Suffolk common stock or Suffolk equity awards from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to People’s United common stock will be paid to the holder of any unsurrendered certificates of Suffolk common stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of People’s United common stock that the shares of Suffolk common stock represented by such certificate have been converted into the right to receive under the merger agreement.

No Appraisal Rights

Under Section 910 of the NYBCL, the holders of Suffolk common stock will not be entitled to appraisal rights or dissenters’ rights in connection with the merger if, on the record date for the Suffolk special meeting, their shares are listed on a national securities exchange.

Suffolk common stock is currently listed on the NYSE and is expected to continue to be so listed on the record date for the Suffolk special meeting. Accordingly, holders of Suffolk common stock will not be entitled to any appraisal rights or dissenters’ rights in connection with the merger.

Litigation Relating to the Merger

On July 1, 2016, July 13, 2016 and August 4, 2016, respectively, actions captioned Thaler/Howell Foundation v. Suffolk Bancorp et al., Index No. 609834/2016 (Sup. Ct., Suffolk Cnty.), Levy v. Suffolk Bancorp et al., Index No. 610475/2016 (Sup. Ct., Suffolk Cnty.) and Parshall v. Suffolk Bancorp, et al., Case No. 2:16-cv-04367 (E.D.N.Y.) were filed on behalf of a putative class of Suffolk’s shareholders against Suffolk, its current directors and People’s United. An amended complaint in the Thaler/Howell Foundation action was filed on July 29, 2016. The Thaler/Howell Foundation and Levy complaints collectively allege that Suffolk’s board of directors breached its fiduciary duties by agreeing to the merger and certain terms of the merger agreement, as well as in the case of the Thaler/Howell Foundation complaint by issuing a materially deficient registration statement, and that People’s United aided and abetted those alleged fiduciary breaches. The Parshall complaint alleges violations of Sections 14(a) and 20(a) of the Exchange Act. The three actions seek, among other things, to enjoin the defendants from completing the merger on the agreed-upon terms, and rescission of the merger and/or awarding of damages to the extent the merger is completed. The defendants believe that the claims are without merit.

Stock Exchange Listings

Following the merger, the shares of People’s United common stock will continue to trade on NASDAQ under the symbol “PBCT.”

Delisting and Deregistration of Suffolk Common Stock after the Merger

When the merger is completed, the shares of Suffolk common stock currently listed on the NYSE will be delisted from the NYSE and will be deregistered under the Exchange Act.

THE MERGER AGREEMENT

This section of the document describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated herein by reference and attached as Annex A to this proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the full text of the merger agreement.

Structure of the Merger

People’s United’s board of directors has approved and Suffolk’s board of directors has approved and adopted the merger agreement and the transactions contemplated thereby. The merger agreement provides for the merger of Suffolk with and into People’s United, with People’s United continuing as the surviving corporation. Concurrently with the merger or at such later time as People’s United may determine, Suffolk Bank, a national banking association and a wholly-owned subsidiary of Suffolk, will merge with and into People’s United Bank, a national banking association and a wholly-owned subsidiary of People’s United, with People’s United Bank continuing as the surviving entity.

Before the completion of the merger, People’s United and Suffolk may, by mutual agreement, change the method or structure of effecting the combination of People’s United and Suffolk, to the extent that People’s United and Suffolk both decide that such change is necessary, appropriate or desirable, except that no such change may (1) alter or change the exchange ratio or the number of shares of People’s United common stock received by Suffolk’s shareholders in exchange for each share of Suffolk common stock, (2) adversely affect the tax treatment of Suffolk’s shareholders, (3) adversely affect the tax treatment of People’s United or Suffolk or (4) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration

Each share of Suffolk common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive 2.225 shares of People’s United common stock, except for specified shares of Suffolk common stock held by Suffolk or People’s United, which will be cancelled.

If the number of outstanding shares of People’s United common stock or Suffolk common stock is increased, decreased, changed into, or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio.

Fractional Shares

People’s United will not issue any fractional shares of People’s United common stock in the merger. Instead, a shareholder of Suffolk who otherwise would have received a fraction of a share of People’s United common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of People’s United common stock for the five full trading days ending on the trading day immediately preceding the effective time of the merger by (ii) the fraction of a share (rounded to the nearest cent) of People’s United common stock which such shareholder of Suffolk would otherwise be entitled to receive, after aggregating all People’s United common stock held by such shareholder of Suffolk.

Governing Documents

At the effective time of the merger, People’s United’s charter and bylaws in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the surviving corporation after completion of the merger, until thereafter amended in accordance with applicable law.

Treatment of Suffolk Stock Options and Other Equity-Based Awards

Stock Options

At the effective time of the merger, subject to the terms and conditions of the merger agreement, each company stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time, shall fully vest and shall be cancelled and converted automatically into the right to receive a number of shares of People’s United common stock equal to the quotient of (i) the product of (A) the number of shares of Suffolk common stock subject to such company stock option multiplied by (B) the excess, if any, of the per share stock consideration over the exercise price per share of Suffolk common stock of such company stock option, divided by (ii) the average of the closing-sale prices of People’s United common stock for the five full trading days ending on the trading day immediately preceding the effective time of the merger, with cash payable in lieu of any fractional shares. Any company stock option that has an exercise price per share that is greater than or equal to the per share stock consideration will be cancelled in exchange for no consideration.

Restricted Stock

At the effective time of the merger, subject to the terms and conditions of the merger agreement, each company restricted stock award granted on or prior to June 26, 2016 that is outstanding immediately prior to the effective time shall fully vest and shall be cancelled and converted automatically into the right to receive the merger consideration, with cash payable in lieu of any fractional shares. Each company restricted stock award granted following June 26, 2016 that is outstanding immediately prior to the effective time shall automatically be converted into the right to receive 2.225 restricted shares of People’s United common stock, with any fractional shares rounded to the nearest whole number of shares. Each adjusted stock award shall be subject to the same terms, conditions and restrictions (including any vesting conditions) as were applicable to the converted rollover stock award immediately prior to the effective time of the merger.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. For more information, see “—Conditions to Complete the Merger.”

The merger will become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of New York and the certificate of merger to be filed with the Secretary of State of Delaware. The closing of the transactions contemplated by the merger will occur at 10:00 a.m., New York City time on a date no later than three business days after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, or such other date or time mutually agreed in writing by the parties. It currently is anticipated that the completion of the merger will occur in the fourth calendar quarter of 2016 subject to the receipt of shareholder and regulatory approvals and other customary closing conditions, but neither Suffolk nor People’s United can guarantee when or if the merger will be completed.

Conversion of Shares and Exchange of Certificates

The conversion of Suffolk common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange any certificates representing shares of Suffolk common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As promptly as practicable after the effective time of the merger, and in any event within 10 days thereafter, the exchange agent will mail to each holder of record of Suffolk common stock (other than Suffolk restricted stock awards) immediately prior to the effective time of the merger a letter of transmittal and instructions on how to surrender shares of Suffolk common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Suffolk common stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by People’s United, the posting of a bond in an amount as People’s United may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Suffolk of shares of Suffolk common stock that were issued and outstanding immediately prior to the effective time.

Withholding

People’s United and the exchange agent will be entitled to deduct and withhold from any merger consideration or any payments due to holders of Suffolk equity awards, cash in lieu of fractional shares, cash dividends or distributions payable, or any other amounts otherwise payable pursuant to the merger agreement to any holder of Suffolk common stock or Suffolk equity awards the amounts they are required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Suffolk common stock or Suffolk equity awards from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to People’s United common stock will be paid to the holder of any unsurrendered certificates of Suffolk common stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of People’s United common stock that the shares of Suffolk common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The representations, warranties, and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, may be subject to limitations, qualifications, or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between People’s United and Suffolk rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by People’s United or Suffolk.

Therefore, the representations and warranties and other provisions of the merger agreement or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of People’s United, Suffolk, or any of their respective subsidiaries or affiliates, without considering the foregoing. Instead, such provisions or descriptions should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 103. People’s United and Suffolk will provide additional disclosure in their public reports to the extent that they are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required under federal securities laws.

The merger agreement contains customary representations and warranties of each of People’s United and Suffolk relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The merger agreement contains representations and warranties made by each of Suffolk and People’s United relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the merger;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	absence of agreements with regulatory authorities;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that would prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code; and

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

In addition, certain representations and warranties relating to a number of matters are made only by Suffolk, including:

•	employee and employee benefit plan matters;

•	certain material contracts;

•	derivative instruments and transactions;

•	environmental matters;

•	investment securities;

•	real property;

•	intellectual property and information security matters;

•	inapplicability of dissenters rights;

•	opinion from financial advisor;

•	loan matters; and

•	insurance matters.

Certain representations and warranties of People’s United and Suffolk are qualified as to knowledge, “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to Suffolk, means any event, circumstance, development, change or effect that, individually or in the aggregate, (i) has a material adverse effect on the business, properties, results of operations or financial condition of Suffolk and its subsidiaries taken as a whole (provided, that, with respect to this clause (i), material adverse effect shall not be deemed to include the impact of (A) changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which Suffolk and its subsidiaries operate, or published interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to Suffolk or its subsidiaries, (D) public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated thereby (including any effect on Suffolk’s or its subsidiaries’ relationships with its customers, employees or other persons) or actions expressly required by the merger agreement or actions or omissions that are taken with the prior written consent of or at the written direction of People’s United or (E) a decline in the trading price of Suffolk’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (in each case it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); except, with respect to subclauses (A), (B) or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of Suffolk and its subsidiaries, taken as a whole, as compared to other similar companies in the industries in which Suffolk and its subsidiaries operate) or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Suffolk to timely consummate the transactions contemplated by the merger agreement. For purposes of the merger agreement, a “material adverse effect,” when used in reference to People’s United, means any event, circumstance, development, change or effect that, individually or in the aggregate, prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of People’s United to timely consummate the transactions contemplated by the merger agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Suffolk has agreed that, prior to the effective time of the merger (or earlier termination of the merger agreement), except as consented to in writing by People’s United (such consent not to be unreasonably withheld, conditioned or delayed) and subject to other specified exceptions, it will, and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course in all material respects and (b) use reasonable best efforts to maintain and preserve intact its business organization, employees, and advantageous business relationships. In addition, Suffolk has agreed that, during the same period, except as consented to in writing by People’s United (such consent not to be unreasonably withheld, conditioned or delayed) and subject to other specified exceptions, it will, and will cause each of its subsidiaries to, not knowingly take any action that would reasonably be expected to prevent or materially impair or materially delay the ability to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the merger agreement, or to perform its covenants and agreements under the merger agreement, or to consummate the transactions contemplated thereby.

Additionally, Suffolk and People’s United have undertaken further covenants. Prior to the effective time of the merger (or earlier termination of the merger agreement), except as consented to in writing by People’s United (such consent not to be unreasonably withheld, conditioned or delayed) and subject to other specified exceptions, Suffolk may not, and Suffolk may not permit any of its subsidiaries to, undertake the following:

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Suffolk or any of its wholly-owned subsidiaries to Suffolk or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine, or reclassify any capital stock;

•	make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by Suffolk at a rate not in excess of $0.10 per share of Suffolk common stock with record and payment dates consistent with the comparable quarters in the prior year, (B) dividends paid by any of the subsidiaries of Suffolk to Suffolk or any of its wholly-owned subsidiaries or (C) the acceptance of shares of Suffolk common stock as payment for the exercise price of Suffolk stock options or for withholding taxes incurred in connection with the exercise of Suffolk stock options or the vesting or settlement of Suffolk equity awards, in each case of this clause (C), in accordance with past practice and the terms of the applicable award agreement);

•	grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, except as agreed between the parties;

•	issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except as agreed between the parties or pursuant to the exercise of Suffolk stock options or the settlement of Suffolk equity awards in accordance with their terms or pursuant to Suffolk’s Dividend Reinvestment and Common Stock Purchase Plan;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness owed by any such person or any claims against any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement;

•	except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, or other entity other than a wholly-owned subsidiary of Suffolk;

•	terminate, materially amend, or waive any material provision of any Suffolk material contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases in the ordinary course of business without material adverse changes of terms with respect to Suffolk or its subsidiaries, or enter into any contract that would constitute a Suffolk contract if it were in effect on the date of the merger agreement;

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except as required under applicable law or the terms of any Suffolk benefit plan in effect on the date of the merger agreement, (i) increase the compensation or benefits payable to any current or former employee, officer, director or consultant except for increases in the ordinary course consistent with past practice for employees whose annual compensation is expected to be less than $150,000; (ii) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement, except for (A) employment agreements terminable on less than thirty (30)

days’ notice without penalty or (B) severance agreements entered into with employees who are not executive officers in connection with terminations of employment, provided that such severance agreements do not provide severance payments or benefits any greater than the payments and benefits as agreed between the parties, in each case, in the ordinary course of business consistent with past practice; (iii) enter into, adopt or terminate any Suffolk benefit plan or any agreement, trust, plan, fund or other arrangement that would constitute a Suffolk benefit plan if it were in effect on the date of the merger agreement, except as permitted by clause (ii); (iv) amend any Suffolk benefit plan, other than amendments in the ordinary course of business that do not materially increase the cost to Suffolk of maintaining such Suffolk benefit plan or providing benefits pursuant to such Suffolk benefit plan; (v) fund any rabbi trust or similar arrangement; (vi) hire or terminate the employment of any officer or employee having a title of Senior Vice President or above, other than for cause; (vii) other than as required by generally accepted accounting principles, change any assumptions used to calculate funding or contribution obligations under any Suffolk benefit plan, or increase or accelerate the funding rate in respect of any Suffolk benefit plan; or (viii) enter into or adopt any collective bargaining agreement;

•	settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $125,000 individually or $250,000 in the aggregate and that would not impose any material restriction on the business of it or its subsidiaries or the surviving corporation or any of its affiliates or affect the merger;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend the Suffolk charter or bylaws or comparable governing documents of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales, or otherwise, or the manner in which the portfolio is classified or reported, or purchase any security rated below investment grade;

•	implement or adopt any change in its accounting principles, practices, or methods, other than as may be required by generally accepted accounting principles;

•	enter into any material new line of business;

•	make any loans or extensions of credit except in the ordinary course of business consistent with past practice or loans or extensions of credit in excess of $5 million in a single transaction, in each case, except pursuant to existing commitments; provided, that People’s United must respond to any request for a consent to make such loan or extension of credit in writing within two business days after the loan package is delivered to People’s United;

•	make any material changes in its policies and practices with respect to (i) lending, underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, loans or (ii) investment, risk and asset liability management or hedging practices and policies or securitization or servicing policies, in each case including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof and except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any governmental entity;

•	make, or commit to make, any capital expenditures in excess of $100,000 individually or $300,000 in the aggregate;

•	other than in the ordinary course of business, make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes, or agree to an extension or waiver of any limitation period with respect to any claim or assessment of material taxes; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Prior to the effective time of the merger (or earlier termination of the merger agreement), except as consented to in writing by Suffolk (such consent not to be unreasonably withheld, conditioned or delayed) and subject to other specified exceptions, People’s United may not, and People’s United may not permit any of its subsidiaries to, undertake the following:

•	amend People’s United’s charter or People’s United’s bylaws in a manner that would adversely affect the economic benefits of the merger to the holders of Suffolk common stock;

•	adjust, split, combine, or reclassify any capital stock of People’s United;

•	enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business or (ii) make loans, advances, or capital contributions to, or investments in, any other person, in each case of clauses (i) and (ii), that would reasonably be expected to prevent or materially impede or materially delay the consummation of the merger;

•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of People’s United;

•	knowingly take any action that would reasonably be expected to prevent or materially impair or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Regulatory Matters

People’s United and Suffolk have agreed to cooperate and use, and cause their applicable subsidiaries to use, their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such government entities and third parties. People’s United and Suffolk have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to promptly keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Benefit Matters

Through the first anniversary of the closing date of the merger, People’s United has agreed to or cause its subsidiaries to provide each Suffolk continuing employee (during any period of employment prior to the first anniversary of the closing date) with (i) a base salary or base wage rate that is no less favorable than that provided by Suffolk to the continuing employee immediately prior to the effective time of the merger, (ii) an annual short-term incentive compensation opportunity that is substantially comparable to that which was provided by Suffolk to the continuing employee immediately prior to the effective time of the merger, and (iii) other compensation, including long-term incentive opportunities, and employee benefits (other than severance benefits) that are no less favorable in the aggregate to those provided by People’s United to similarly situated employees of People’s United, provided that, until People’s United can transfer continuing employees to its corresponding benefit plans, providing other compensation, including long-term incentive opportunities, and employee benefits that are no less favorable, in the aggregate, to those provided by Suffolk immediately prior to the effective time of the merger will satisfy this requirement. People’s United will, or will cause its subsidiaries to, provide to each continuing employee whose employment terminates during the 12-month period following the closing date of the merger with severance benefits on terms consistent with Suffolk’s severance policy. Following the effective time of the merger, subject to certain customary exclusions, People’s United will or will cause its subsidiaries to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions, and waiting periods with respect to participation and coverage requirements under any employee benefit plans of People’s United or its subsidiaries in which any Suffolk continuing employees are eligible to participate after the effective time of the merger (which we refer to as the “new plans”), except to the extent they would apply under the analogous Suffolk benefit plans, (ii) provide credit for any eligible expenses incurred prior to the effective time of the merger under a Suffolk benefit plan (to the same extent that such credit was given under the analogous Suffolk benefit plan prior to the effective time of the merger) in satisfying any applicable deductible, co-payment, or out-of-pocket requirements under any new plans, and (iii) recognize all service of Suffolk continuing employees for all purposes in any new plan to the same extent that such service was taken into account under the analogous Suffolk benefit plan prior to the effective time of the merger, provided that such service recognition will not apply (x) to the extent it would result in duplication of benefits for the same period of service, (y) for the purposes of benefit accrual under any defined benefit pension or employer premium subsidy under any retiree medical plan or (z) to any benefit plan that is frozen or provides benefits to a grandfathered employee population. People’s United also will, or will cause its subsidiaries to, assume and honor all Suffolk benefit plans in accordance with their terms. Under the merger agreement, People’s United has acknowledged that a change in control (or similar phrase) within the meaning of Suffolk’s benefit plans will occur as of the effective time of the merger.

Prior to the effective time of the merger, Suffolk may establish a cash-based retention program in the aggregate amount of $1,250,000 to promote retention and to incentivize efforts to consummate the closing.

At least 20 business days prior to the effective time of the merger, People’s United may request that Suffolk terminate its 401(k) plan effective as of the day immediately prior to the effective time of the merger and contingent upon the occurrence of the closing under the merger agreement. In this event, Suffolk continuing employees will be eligible to participate, effective promptly following the effective time of the merger, in a People’s United 401(k) plan, and will be permitted to make rollover contributions to the People’s United 401(k) plan.

Immediately prior to the effective time of the merger, Suffolk may pay each participant in an annual bonus program for the year in which the closing occurs, a pro-rated bonus based on actual performance of Suffolk for the portion of such calendar year commencing on January 1 through and including the closing date of the merger, to be calculated in good faith in the ordinary course of business consistent with past practice.

Director and Officer Indemnification and Insurance

The merger agreement provides that following the effective time of the merger, People’s United will indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of Suffolk and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether arising before or after the effective time of the merger, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of Suffolk or its subsidiaries, and pertaining to matters existing or occurring at or prior to the effective time of the merger, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires People’s United to maintain, for a period of six years after the effective time of the merger, Suffolk’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against present and former officers and directors of Suffolk and its subsidiaries arising from facts or events that occurred at or prior to the effective time of the merger. However, People’s United is not required to spend annually more than 300% of the current annual premium paid as of the date of the merger agreement by Suffolk for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then People’s United will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Suffolk, in consultation with People’s United, may (and, at People’s United’s request, will use its reasonable best efforts to) obtain at or prior to the effective time of the merger a six-year “tail” policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap. If Suffolk purchases such a “tail policy,” People’s United must maintain the policy in full force and effect and continue to honor its obligations under the policy for such six-year period.

Dividends

People’s United and Suffolk must coordinate with the other for the declaration of any dividends in respect of People’s United common stock and Suffolk common stock and the record dates and payment dates relating thereto to ensure that Suffolk’s shareholders do not fail to receive a dividend (or receive two dividends) in any one quarter.

Advisory Board

At or promptly following the effective time of the merger, People’s United will establish a regional advisory board consisting of the members of Suffolk’s board of directors immediately prior to the effective time of the merger who wish to serve on such advisory board.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of People’s United common stock to be issued in the merger, access to information, exemption from takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, advice of changes, litigation and claims, Suffolk’s Dividend Reinvestment and Common Stock Purchase Plan and no control of each other’s business.

Shareholder Meeting of Suffolk and Recommendation of Suffolk’s Board of Directors

Suffolk has agreed to hold a meeting of its shareholders for the purpose of voting upon adoption of the merger agreement as soon as reasonably practicable and upon other related matters. Suffolk’s board of directors has agreed to use its reasonable best efforts to obtain from its shareholders the vote required to adopt the merger agreement, including by communicating to its shareholders its recommendation (and including such recommendation in this proxy statement/prospectus) that they adopt the merger agreement and the transactions contemplated thereby. Suffolk has also agreed to engage a proxy solicitor reasonably acceptable to People’s United to assist in the solicitation of proxies from Suffolk’s shareholders relating to the vote required to adopt the merger agreement and the transactions contemplated thereby. However, if Suffolk’s board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would reasonably be expected to violate its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may (but shall not be required to) submit the merger agreement to its shareholders without recommendation (although the resolutions approving and adopting the merger agreement may not be rescinded or amended) and may communicate the basis for its lack of a recommendation to its shareholders in this proxy statement/prospectus or a supplemental amendment hereto to the extent required by law, provided that (1) it gives People’s United at least five business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by Suffolk’s board of directors in response to an acquisition proposal, the latest material terms and conditions of (including a copy of the most recent proposed acquisition agreement, if any), and the identity of the third party making, any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances); (2) during such five business day period, if requested by People’s United, Suffolk and its representatives engage in good faith negotiations with People’s United and its representatives to amend or modify the merger agreement in such a manner that it would not reasonably be expected to violate the fiduciary duties of Suffolk’s board of directors to continue to recommend the merger agreement as so amended or modified (provided that in no event shall Suffolk be obligated to enter into any such amendment or modification of the merger agreement), and (3) at the end of such notice period, Suffolk’s board of directors takes into account any amendment or modification to the merger agreement proposed by People’s United and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless reasonably be expected to violate its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.

Notwithstanding any change in recommendation by Suffolk’s board of directors, unless the merger agreement has been terminated in accordance with its terms, Suffolk is required to call a meeting of its shareholders and to submit the merger agreement to a vote of such shareholders. Suffolk must adjourn or postpone such meeting if there are insufficient shares of Suffolk common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Suffolk has not received proxies representing a sufficient number of shares necessary for adoption of the merger agreement, and subject to the terms and conditions of the merger agreement, Suffolk is required to continue to use all reasonable best efforts, together with its proxy solicitor, to solicit proxies from shareholders in favor of the vote required to adopt the merger agreement.

Agreement Not to Solicit Other Offers

Suffolk has agreed that it will not, and will cause its subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Suffolk and its subsidiaries, or 25% or more of any class of equity or voting securities of Suffolk or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Suffolk, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 25% or more of any class of equity or voting securities of Suffolk or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Suffolk, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Suffolk or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Suffolk.

However, in the event that prior to the adoption of the merger agreement by Suffolk’s shareholders Suffolk receives an unsolicited bona fide written acquisition proposal after the date of the merger agreement and Suffolk’s board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such acquisition proposal constitutes or is more likely than not to result in a superior proposal, it may, and may permit its subsidiaries and its subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that Suffolk’s board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would reasonably be expected to violate its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, Suffolk provides such information to People’s United and enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between People’s United and Suffolk, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Suffolk. Suffolk will, and will use its reasonable best efforts to, cause its and its subsidiaries’ officers, directors, agents, advisors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than People’s United with respect to any acquisition proposal. Suffolk will promptly (and in any event within twenty-four hours) advise People’s United in writing following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the material terms and conditions of (including a copy of the most recent proposed acquisition agreement, if any); and the identity of the person making such inquiry or acquisition proposal), and will keep People’s United reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal. In addition, Suffolk has agreed to use its reasonable best efforts, subject to applicable law, to, within ten business days after the date of the merger agreement, request and confirm the return or destruction of any confidential information provided to any person (other than People’s United and its affiliates and its and their representatives) pursuant to any existing confidentiality, standstill or similar agreements to which it or any of its subsidiaries is a party relating to an acquisition proposal. Unless the merger agreement is contemporaneously terminated in accordance with the terms thereof, Suffolk has agreed that it will not, and will cause its representatives not to on its behalf, enter into any binding acquisition agreement, merger agreement or other definitive transaction agreement in respect of an acquisition proposal (other than a confidentiality agreement). For purposes of the merger agreement, a “superior proposal” means a bona fide written acquisition proposal that Suffolk’s board of directors concludes in good faith to be more favorable from a financial point of view to Suffolk’s shareholders than the merger and the other transactions contemplated thereby, (i) after receiving the advice of its financial advisor (who shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “superior proposal,” the references to “25%” in the definition of “acquisition proposal” are deemed to be references to “a majority.”

Conditions to Complete the Merger

People’s United’s and Suffolk’s respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the adoption of the merger agreement by Suffolk’s shareholders;

•	the authorization for listing on NASDAQ, subject to official notice of issuance, of the People’s United common stock to be issued upon the consummation of the merger;

•	the receipt of necessary regulatory approvals contemplated by the merger agreement;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the People’s United common stock to be issued upon the consummation of the merger, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);

•	the absence of any order, injunction or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

•	the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed (except to the extent such representations and warranties speak as of an earlier date), subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officer’s certificate from the other party to such effect);

•	the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officer’s certificate from the other party to such effect); and

•	receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Suffolk nor People’s United can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, neither Suffolk nor People’s United has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of People’s United and Suffolk, if the board of directors of each so determines by a vote of a majority of the members of its entire board;

•	by either People’s United or Suffolk, if any governmental entity that must grant a required regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a required regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either People’s United or Suffolk, if the merger has not been completed on or before June 26, 2017 (which we refer to as the “termination date”), unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

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by either People’s United or Suffolk (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•	by People’s United, but only prior to obtaining the adoption of the merger agreement by Suffolk’s shareholders, if (i) Suffolk’s board of directors (A) fails to recommend in this proxy statement/prospectus that Suffolk’s shareholders adopt the merger agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to People’s United, or publicly discloses that it has resolved to do so, or fails to recommend against acceptance of a tender offer or exchange offer constituting an acquisition proposal that has been publicly disclosed within ten business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms of the merger agreement or (B) recommends or endorses an acquisition proposal or fails to issue a press release announcing its opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (ii) Suffolk or its board of directors breaches in any material respect certain of its obligations to call and hold the special meeting of Suffolk’s shareholders for the purpose of voting upon the adoption of the merger agreement, and its obligation not to solicit other offers (we refer to any actions taken by Suffolk’s board of directors under clauses (i) or (ii) of this paragraph as a “Suffolk board of directors change of recommendation”); or

•	by either People’s United or Suffolk, if Suffolk’s shareholder meeting to adopt the merger agreement (including any postponements or adjournments thereof) concludes without obtaining Suffolk’s shareholder vote required to adopt the merger agreement; provided that Suffolk may not terminate the merger agreement in this circumstance if it has not complied in all material respects with its obligations to call and hold the special meeting of Suffolk’s shareholders for the purpose of voting upon the adoption of the merger agreement (included by complying with any adjournment or postponement obligations under the merger agreement).

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) both People’s United and Suffolk will remain liable for any liabilities or damages arising out of its fraud or willful breach of any provision of the merger agreement (which, for Suffolk, includes loss of economic benefits of the merger, including the loss of the premium for Suffolk’s shareholders and holders of Suffolk equity awards) and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of the termination fee and the confidential treatment of information. For purposes of the merger agreement, a “willful breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, the merger agreement, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of or failure of performance under the merger agreement.

Termination Fee

Suffolk will pay People’s United a termination fee of $16 million (which we refer to as the “termination fee”) if the merger agreement is terminated in the following circumstances:

•

In the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management or Suffolk’s board of directors or has been made directly to its shareholders generally or any person shall have publicly announced (whether or not withdrawn) an acquisition proposal with respect to Suffolk and (A) (x) thereafter the merger agreement is terminated by either People’s United or Suffolk because the merger has not been completed prior to the termination date, and Suffolk has not obtained the required vote of its shareholders to adopt the merger agreement (and certain other conditions to closing had been satisfied or were capable of being satisfied prior to such termination), (y) thereafter the merger agreement is terminated by either People’s United or Suffolk because Suffolk’s shareholder meeting to adopt the merger agreement (including any postponements or adjournments thereof) concludes without obtaining Suffolk’s shareholder vote required to adopt the merger agreement or (z) thereafter the merger agreement is terminated by People’s United as a result of a willful breach of the merger agreement by Suffolk that would constitute the failure of a closing condition and that has not been cured during the permitted time period, or by its nature cannot be cured during such period, and (B) prior to the date that is twelve months after the date of such termination, Suffolk enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Suffolk will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay People’s United, by wire transfer of same day funds, the termination fee (provided that for purposes of the foregoing, all references in the definition of “acquisition proposal” to “25%” will instead refer to “50%”).

•	In the event that the merger agreement is terminated by People’s United because of a Suffolk board of directors change of recommendation, then Suffolk will pay People’s United, by wire transfer of same day funds, the termination fee within two business days of the date of such termination.

Expenses and Fees

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be borne equally by People’s United and Suffolk.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by Suffolk and People’s United, with the authorization of their respective boards of directors, at any time before or after adoption and approval of the matters presented in connection with the merger by Suffolk’s shareholders, except that after adoption of the merger agreement by Suffolk’s shareholders, there may not be, without further adoption of such shareholders, any amendment of the merger agreement that requires further adoption under applicable law.

At any time prior to the effective time of the merger, Suffolk and People’s United, with the authorization of their respective boards of directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after adoption of the merger agreement by Suffolk’s shareholders, there may not be, without further adoption of such shareholders, any extension or waiver of the merger agreement or any portion thereof that requires further adoption under applicable law.

DESCRIPTION OF PEOPLE’S UNITED CAPITAL STOCK

The following summary is a description of the material terms of People’s United’s capital stock and should be read in conjunction with the section entitled “Comparison of Stockholder Rights,” beginning on page 90. This summary is not meant to be complete and is qualified by reference to the applicable provisions of the DGCL, People’s United’s third amended and restated certificate of incorporation (which we refer to as the “certificate of incorporation of People’s United” or “People’s United’s certificate of incorporation”) and People’s United’s seventh amended and restated bylaws (which we refer to as the “bylaws of People’s United” or “People’s United’s bylaws”). Copies of People’s United’s certificate of incorporation and People’s United’s bylaws are incorporated by reference in this proxy statement/prospectus. For more information, see “Where You Can Find More Information,” beginning on page 103.

General

People’s United’s authorized capital stock consists of 1,950,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Upon completion of the merger, People’s United would have approximately 337.9 million shares of common stock issued and outstanding. This amount, which may vary as of the actual closing date, was calculated by adding the aggregate number of shares of People’s United common stock expected to be issued in the merger (approximately 26,709,241, based on the number of shares of Suffolk common stock outstanding on August 25, 2016) to the 311.2 million shares of People’s United common stock issued and outstanding as of August 25, 2016.

Common Stock

Holders of People’s United common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by the board of directors. The board of directors’ right to declare dividends will be subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and People’s United’s legal ability to make certain other payments. People’s United’s board of directors may fix the dividend rights and rates of preferred stock when it is issued.

Each holder of People’s United common stock is entitled to one vote for each share held on each matter submitted for stockholder action. People’s United common stock has no preferences, preemptive rights, cumulative voting rights, conversion rights or redemption provisions.

In the event of People’s United’s liquidation, dissolution or winding up, the holders of People’s United’s common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities, all of People’s United’s assets available for distribution.

If People’s United issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

All outstanding shares of People’s United common stock are, and shares to be issued in the merger will be, when issued, fully paid and nonassessable.

Preferred Stock

People’s United’s board of directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series, and to prescribe the designation, powers, relative preferences and rights of the shares of each series and the qualifications, limitations, or restrictions of the shares of each series. This authorization includes the right to fix the designation of the series and the number of shares in it, dividend rates and rights, voting rights, conversion rights, redemption rights, sinking fund provisions, liquidation rights, and any other relative rights, preferences, and limitations. As of August 25, 2016, there were no shares of People’s United preferred stock issued and outstanding.

The issuance of shares of People’s United preferred stock could adversely affect the availability of earnings for distribution to the holders of People’s United common stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

Transfer Agent and Registrar

The transfer agent and registrar for People’s United’s common stock is Computershare Inc. The common stock is listed on NASDAQ under the symbol “PBCT.”

Restrictions on Ownership

The ability of a third party to acquire People’s United’s stock is limited under applicable U.S. banking laws. The BHC Act requires any bank holding company to obtain the approval of the Federal Reserve Board before acquiring, directly or indirectly, more than 5% of People’s United’s outstanding common stock. Any “company,” as defined in the BHC Act, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring “control” of People’s United. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual, that controls People’s United for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve Board’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve Board prior to acquiring, directly or indirectly, 10% or more of People’s United’s outstanding common stock (or any other class of People’s United’s voting securities).

COMPARISON OF STOCKHOLDER RIGHTS

People’s United is incorporated under the laws of the State of Delaware, and Suffolk is incorporated under the laws of the State of New York. Upon completion of the merger, the certificate of incorporation and bylaws of People’s United in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company. Consequently, the rights of Suffolk’s shareholders who receive shares of People’s United common stock as a result of the merger will be governed by the DGCL, People’s United’s certificate of incorporation and People’s United’s bylaws. The following discussion summarizes certain material differences between the rights of holders of Suffolk common stock and People’s United common stock resulting from the differences in their governing documents and in the NYBCL and the DGCL.

This discussion does not purport to be a complete statement of the rights of holders of People’s United common stock under the DGCL, People’s United’s certificate of incorporation and People’s United’s bylaws or the rights of holders of Suffolk common stock under the NYBCL, Suffolk’s amended certificate of incorporation (which we refer to as the “certificate of incorporation of Suffolk” or “Suffolk’s certificate of incorporation”) and Suffolk’s amended and restated bylaws (which we refer to as the “bylaws of Suffolk” or “Suffolk’s bylaws”), and is qualified in its entirety by reference to the governing corporate documents of People’s United and Suffolk and applicable law. For more information, see “Where You Can Find More Information,” beginning on page 103.

People’s United	Suffolk
Capital Stock
People’s United’s certificate of incorporation authorizes 1,950,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of August 25, 2016, there were 311,216,467 shares of People’s United common stock and no shares of People’s United preferred stock issued and outstanding.	Suffolk’s certificate of incorporation authorizes 15,000,000 shares of common stock, par value $2.50 per share. As of August 25, 2016, there were 11,901,864 shares of Suffolk common stock issued and outstanding.

Board of Directors
Section 141(b) of the DGCL provides that the number of directors constituting the board may be fixed by the certificate of incorporation or bylaws of a corporation. People’s United’s certificate of incorporation provides that the board of directors shall consist of not fewer than five nor more than 15 directors. People’s United currently has 12 directors. People’s United’s board of directors is declassified. All directors are elected annually to People’s United’s board of directors for one-year terms.	Section 702 of the NYBCL provides that the number of directors constituting the board may be fixed by the bylaws of a corporation or by action of the shareholders or the board under the specific provisions of a bylaw adopted by the shareholders. Suffolk currently has nine directors. Suffolk’s board of directors is divided into three classes, which are as nearly equal in number as possible, with terms of office of each class expiring at the end of consecutive years.

Removal of Directors
As described above under “—Board of Directors,” People’s United has a declassified board of directors. Under Section 141(k) of the DGCL, in a corporation with a declassified board of directors, any director or the entire board of directors may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the outstanding shares of stock	As described above under “—Board of Directors,” Suffolk has a classified board of directors. Under Section 706 of the NYBCL, subject to certain conditions, any or the entire board of directors may be removed for cause by vote of the shareholders, and if the certificate of incorporation or the specific provisions of a bylaw adopted by the shareholders so

People’s United	Suffolk
entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise. People’s United’s certificate of incorporation provides that a director may be removed at any time, with or without cause, and upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon.	provides, directors may be removed by action of the board of directors. Suffolk’s certificate of incorporation and bylaws provide that a director may be removed at any time, but only for cause. For purposes of the certificate of incorporation and bylaws of Suffolk, “cause” includes (1) a felony conviction no longer subject to appeal, (2) a final adjudication of negligent or improper conduct in the performance of the director’s duty to Suffolk or (3) a final order of removal from office no longer subject to review, duly issued by the appropriate federal banking agency.

Filling Vacancies on the Board of Directors
Section 142(e) of the DGCL and People’s United’s certificate of incorporation provide that all vacancies, including vacancies resulting from newly created directorships due to an increase in the number of directors, may be filled only by the affirmative vote of at least a majority of the remaining directors, whether or not a quorum. Pursuant to the certificate of incorporation of People’s United, a director elected to fill a vacancy shall serve until the next annual meeting of stockholders and until such director’s successor is elected and qualified.	Section 705 of the NYBCL provides that vacancies resulting from the removal of directors without cause may be filled only by a vote of the shareholders, unless the certificate of incorporation or bylaws provide otherwise. Pursuant to the certificate of incorporation and bylaws of Suffolk, vacancies, including vacancies resulting from death, resignation or removal for cause of a director or from newly created directorships due to an increase in the number of directors, shall be filled by the affirmative vote of at least a majority of the remaining directors of the class in which such vacancy occurs, by the affirmative vote of the sole remaining director of that class if only one such director remains or by the affirmative vote of at least a majority of the remaining directors of the other classes if there is no remaining director of the class in which the vacancy occurs. Pursuant to the certificate of incorporation of Suffolk, a director elected to fill a vacancy shall serve until the next meeting of shareholders at which the election of directors is in the regular order of business, and until such director’s successor is elected and qualified.

Amendment of Certificate of Incorporation
People’s United’s certificate of incorporation provides that any alteration, amendment, repeal or rescission of any provision of the certificate of incorporation must be approved by the board of directors and by the affirmative vote of at least a majority (or such greater proportion as is otherwise required by any specific provision of the certificate of incorporation) of the total votes eligible to be cast by the holders of the outstanding shares of stock entitled to vote thereon.

Suffolk’s certificate of incorporation provides that any amendment of any provision of the certificate of incorporation must be approved by the board of directors and by the affirmative vote of the holders of at least 70% of the outstanding shares of stock entitled to vote thereon.

People’s United	Suffolk
People’s United’s certificate of incorporation provides that certain provisions of the certificate of incorporation may not be altered, amended, repealed or rescinded without the affirmative vote of either (1) at least a majority of the authorized number of directors and, if one or more “interested shareholders” (as defined in People’s United’s certificate of incorporation) exist, by at least a majority of the “disinterested directors” (as defined in People’s United’s certificate of incorporation); or (2) the holders of at least two-thirds of the total votes eligible to be cast by the holders of the outstanding shares of stock entitled to vote thereon and, if the alteration, amendment, repeal or rescission is proposed by or on behalf of an “interested shareholder” or a director who is an “affiliate” or “associate” (each as defined in People’s United’s certificate of incorporation) of an “interested shareholder,” by the affirmative vote of at least a majority of the total votes eligible to be cast by holders of the outstanding shares of stock entitled to vote thereon not beneficially owned by an “interested shareholder” or an “affiliate” or “associate” thereof. Amendment of the provision of People’s United’s certificate of incorporation relating to “business combinations” (as defined in People’s United’s certificate of incorporation) must also be approved by the affirmative vote of either (a) at least a majority of the “disinterested directors;” or (b) at least two-thirds of the total number of votes eligible to be cast by the holders of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, together with the affirmative vote of at least 50% of the total number of votes eligible to be cast by the holders of the outstanding shares of stock entitled to vote generally in the election of directors not beneficially owned by any “interested shareholder” or “affiliate” or “associate” thereof, voting together as a single class.

Suffolk’s certificate of incorporation provides that any of the following amendments may be authorized by or pursuant to authorization by the board of directors alone:

•       to specify or change the location of Suffolk’s office;

•       to specify or change the post office address to which the secretary of state shall mail a copy of any process against Suffolk served upon him or her;

•       to make, revoke or change the designation of a registered agent; and

•       to make further changes for which the board of directors is authorized pursuant to the laws of the State of New York to act alone.

Amendment of Bylaws
People’s United’s certificate of incorporation provides that the bylaws may be altered, amended, rescinded or repealed by the affirmative vote of at least two-thirds of the board of directors. People’s United’s certificate of incorporation also provides that the bylaws adopted by the board of directors may be amended by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote on such matter at any annual meeting or at any special meeting called for that purpose. Both People’s United’s certificate of incorporation and bylaws provide that	Suffolk’s bylaws provide that the bylaws may be amended, repealed or adopted by the affirmative vote of at least a majority of the board of directors or by the affirmative vote of the holders of at least a majority of the outstanding shares of stock entitled to vote thereon. Suffolk’s bylaws also provide that the bylaws adopted by the board of directors may be amended by the affirmative vote of the holders of at least a majority of the outstanding shares of stock entitled to vote in the election of any directors.

People’s United	Suffolk
provisions of the bylaws that contain supermajority voting requirements may not be altered, amended, repealed or rescinded without the affirmative vote of the board of directors or the holders of the outstanding shares of stock entitled to vote on the matter that is not less than the supermajority specified in such provision.

Notice of Stockholder Meetings
In accordance with Section 222(b) of the DGCL, People’s United’s bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder not less than 10 nor more than 60 days before the meeting date.	In accordance with Section 605(a) of the NYBCL, Suffolk’s bylaws provide that written notice of any shareholders’ meeting must be given to each shareholder not less than 10 nor more than 50 days before the meeting date.

Right to Call Special Meeting of Stockholders
People’s United’s bylaws authorize the calling of a special meeting of stockholders by the chief executive officer or the president or by resolution of at least three-fourths of the directors then in office. People’s United’s stockholders do not have the ability to call a special meeting.	Suffolk’s bylaws authorize the calling of a special meeting of shareholders by the board, the chairman or the president or by the president or the secretary at the request in writing of at least a majority of the board or at the request in writing of shareholders owning at least a majority of the outstanding shares of stock.

Stockholder Nominations and Proposals
People’s United’s certificate of incorporation requires a stockholder who intends to nominate a candidate for election to the board of directors at an annual stockholders’ meeting to give not less than 120 days’ notice in advance of the annual stockholders’ meeting to the corporate secretary. In the event of a special meeting, such notice shall be given to the corporate secretary not later than the close of business on the seventh day following the earlier of (1) the date on which notice of such meeting is first given to shareholders or (2) the date on which a public announcement of such meeting is first made. Similarly, People’s United’s bylaws generally require a stockholder who intends to raise new business at an annual meeting to give not less than 90 days’ notice in advance of the anniversary of the prior year’s annual meeting to the corporate secretary if such annual meeting is to be held within 30 days prior to, on the anniversary of or after the anniversary of the prior year’s annual meeting. In the event that the annual meeting is held at a time other than within the time periods set forth in the immediately preceding sentence, notice by the stockholder would be considered timely if delivered no later than the tenth day following the date on which	Suffolk’s bylaws require a shareholder who intends to nominate a candidate for election to the board of directors at a meeting of shareholders to give not less than 14 days’ notice and not more than 50 days’ notice in advance of the meeting to the president. In the event that less than 21 days’ notice of the meeting is given to shareholders, such notice shall be given to the president not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

People’s United	Suffolk
notice of such meeting is given to the stockholder. This advance notice provision requires a stockholder who desires to raise new business to provide certain information to People’s United concerning the nature of the new business, the stockholder and the stockholder’s interest in the matter.

Indemnification of Officers, Directors and Employees

Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper.

The indemnification provisions of the DGCL require indemnification of a director or officer who has been successful on the merits in defense of any action, suit or proceeding that he or she was a party to by virtue of the fact that he or she is or was a director or officer of the corporation.

The certificate of incorporation of People’s United provides that People’s United shall indemnify, to the fullest extent permitted under the DGCL, any person who is or was or has agreed to become a director or

Under Section 722 of the NYBCL, a corporation may indemnify its directors and officers (or a person who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) against reasonable expenses (including attorneys’ fees), judgement, fines and amounts paid in settlement actually and necessarily incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify a director or officer (or a person who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) against reasonable expenses (including attorneys’ fees) and amounts paid in settlement actually and necessarily incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (1) a threatened action, or a pending action that is settled or otherwise disposed or (2) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent the court in which the action was brought or, if no action was brought, any court of competent jurisdiction, finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses and settlement amount as the court deems proper.

The indemnification provisions of the NYBCL require indemnification of any individual who has been successful on the merits or otherwise in defense of any action or proceeding that he or she was a party to by virtue of the fact that he or she is or was a

People’s United	Suffolk
officer of People’s United against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of People’s United and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. People’s United may, but is not required to, indemnify employees and agents under the same circumstances as directors and officers. The certificate of incorporation also provides that People’s United shall indemnify any present or former director or officer of People’s United to the extent such person has been successful, on the merits or otherwise (including the dismissal of an action without prejudice), in defense of any action, suit or proceeding against all costs, charges and expenses actually and reasonably incurred by such person.

director or officer of the corporation. Except as provided in the preceding sentence, unless ordered by a court pursuant to Section 724 of the NYBCL, any indemnification under the NYBCL as described in the immediately preceding paragraph may be made only if, pursuant to Section 723 of the NYBCL, indemnification is authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available or, if the quorum so directs or is unavailable, by (1) the board of directors upon the written opinion of independent legal counsel or (2) the shareholders. Further, the NYBCL permits a corporation to purchase directors and officers insurance.

The bylaws of Suffolk provide that Suffolk shall indemnify, subject to conditions and qualifications set forth in the NYBCL, any person made a party to an action by or in the right of Suffolk to procure a judgment in its favor by reason of the fact that he or she, his or her testator or intestate is or was a director or officer of Suffolk against the reasonable expenses (including attorneys’ fees) actually and necessarily incurred by such person in connection with the defense of such action, or in connection with an appeal therein, except in relation to matters as to which such director or officer is adjudged to have breached his or her duty to Suffolk, as such duty is defined in Section 717 or Section 715(h) of the NYBCL. Additionally, Suffolk’s bylaws provide that Suffolk shall indemnify, subject to the conditions and qualifications set forth in the NYBCL, any person made or threatened to be made a party to an action or proceeding other than one by or in the right of Suffolk to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation, domestic or foreign, which he or she served in any capacity at the request of Suffolk by reason of the fact that he or she, his or her testator or intestate was a director or officer of Suffolk or served it in any capacity, against judgments, fines, amounts paid in settlement, and reasonable expenses (including attorneys’ fees) actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such person acted in good faith and in a manner in which he or she reasonably believed to be in the best interests of Suffolk and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

People’s United	Suffolk
Anti-Takeover Provisions

Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity for a period of three years from the date on which the stockholder first becomes an interested stockholder if the transaction is caused by the interested stockholder. There is an exception to the three-year waiting period requirement if:

•       prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•       upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•       the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of at least 10% of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) at least 15% of the outstanding shares of stock entitled to vote. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its certificate of incorporation or bylaws, but People’s United has not done so.

In addition, the certificate of incorporation of People’s United requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote, together with the affirmative vote of the holders of at least 50% of the outstanding shares of stock entitled to vote not beneficially owned by an “interested shareholder” (as defined in People’s United’s certificate of incorporation) to approve certain “business combinations” (as defined in People’s United’s certificate of incorporation) and related transactions with an “interested shareholder” that would result in People’s United or its subsidiaries being

Under Section 912 of the NYBCL, a corporation is prohibited from engaging in any business combination with an interested shareholder for a period of five years from the date on which the shareholder first becomes an interested shareholder. There is an exception to the five-year waiting period requirement if prior to the shareholder becoming an interested shareholder, the board of directors approves the business combination in which the shareholder became an interested shareholder. In addition, there is an exception to this prohibition on engaging in any business combination with an interested shareholder if:

•       the business combination is approved by the board of directors before the stock acquisition or the acquisition of the stock had been approved by the board of directors before the stock acquisition;

•       the business combination is approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock entitled to vote not beneficially owned by the interested shareholder at a meeting called for that purpose no earlier than five years after the stock acquisition; or

•       in the business combination, the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share that is paid by the interested shareholder and such business combination meets certain other requirements.

The NYBCL defines the term “business combination” to include transactions such as certain mergers, consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. The NYBCL defines the term “interested shareholder” generally as any person who owns at least 20% of the outstanding shares of stock entitled to vote. A corporation can expressly elect not to be governed by the NYBCL’s business combination provision in its bylaws, which must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of entitled to vote and is subject to further conditions, but Suffolk has not done so.

People’s United	Suffolk
merged into or with another corporation or securities of People’s United being issued in a transaction that would permit control of People’s United to pass to another entity, or similar transactions having the same effect. The affirmative vote of the holders of at least two-thirds of the outstanding shares of stock is required in connection with any business combination except (1) in cases where the proposed transaction has been approved in advance by the affirmative vote of at least a majority of the directors who are unaffiliated with the “interested shareholder” and were directors prior to the time when the interested shareholder became an “interested shareholder”; or (2) if the proposed transaction meets certain conditions set forth in People’s United certificate of incorporation, which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, the affirmative vote of the holders of at least a majority of the outstanding shares of stock entitled to vote would be sufficient. The term “interested shareholder” is generally defined in People’s United’s certificate of incorporation to include any person or entity (subject to certain exceptions), which owns beneficially or controls, directly or indirectly, at least 15% of the outstanding shares of stock entitled to vote.

Stockholder Approval of a Merger
Under Section 251 of the DGCL, a merger must be approved by the board of directors and by the affirmative vote of the holders of at least a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares of stock entitled to vote. However, no vote of stockholders of a constituent corporation surviving a merger is required (unless the corporation provides otherwise in its certificate of incorporation) if (1) the merger agreement does not amend such constituent corporation’s certificate of incorporation, (2) each share of stock of such constituent corporation outstanding immediately before the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger and (3) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares of such constituent corporation outstanding immediately before the merger. People’s United’s certificate of incorporation provides that a business combination involving an “interested shareholder” must be approved by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of stock entitled to vote not owned by the “interested stockholder” at a meeting (as defined in People’s United’s certificate of incorporation, as described above under “—Anti-Takeover Provisions”).	Under Section 903 of the NYBCL, a merger must be adopted by the board of directors, and pursuant to Suffolk’s certificate of incorporation, a merger must be adopted by the affirmative vote of the holders of at least 70% of the outstanding shares of stock entitled to vote.

People’s United	Suffolk
Stockholder Action Without a Meeting
Under Section 228 of the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting by written consent of the holders of the outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize such action. However, the certificate of incorporation of People’s United prohibits stockholder action by written consent.	Under Section 615 of the NYBCL, any action that may be taken at a meeting of shareholders may be taken without a meeting by unanimous written consent of the holders of all of the outstanding shares of stock entitled to vote on such action. If the certificate of incorporation so permits, any such action may be taken by written consent of the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. However, the certificate of incorporation of Suffolk does not address actions by written consent; therefore any such action can be taken only by unanimous written consent.

Appraisal Rights

Under Section 262 of the DGCL, a stockholder has the right to receive a judicial appraisal of the fair value of his or her shares if the shareholder has neither voted in favor of nor consented in writing to the merger or consolidation.

Unless a corporation’s certificate of incorporation provides otherwise, these appraisal rights are not available:

•       with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation;

•       with respect to a merger or consolidation by a corporation the shares of which either are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders, if the terms of the merger or consolidation allow the stockholders to receive only shares of the surviving corporation or shares of any other corporation that either are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders, plus cash in lieu of fractional shares; or

•       to stockholders of the corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger and if certain other conditions are met.

Neither the certificate of incorporation nor the bylaws of People’s United grant appraisal rights in addition to those provided by the DGCL.

Under Section 623 of the NYBCL, a shareholder has the right to receive payment of the fair value of his or her shares if the shareholder is:

•       entitled to vote and does not assent to any plan of merger or consolidation to which the corporation is a party, any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation or share exchange;

•       a shareholder of the subsidiary corporation in a merger who files with the corporation a written notice of election to dissent; or

•       not entitled to vote with respect to a plan of merger or consolidation to which the corporation is a party and whose shares will be cancelled or exchanged in the merger or consolidation for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation.

These appraisal rights are not available if the shareholder is a shareholder:

•       of the parent corporation in a merger of parent and subsidiary corporations;

•       of the surviving corporation in a merger; or

•       of any class or series of stock listed on a national securities exchange.

Any shareholder who elects to dissent from a merger or from a share exchange shall file a written notice of such election to dissent within twenty days after receiving a copy of the plan of merger or exchange or an outline of the material features of such plan.

People’s United	Suffolk
Neither the certificate of incorporation nor the bylaws of Suffolk grant appraisal rights in addition to those provided by the NYBCL.

Dividends

People’s United can pay dividends out of statutory surplus or net profits (if no surplus), as and when declared by the board of directors. The holders of People’s United common stock will be entitled to receive and share equally in such dividends as may be declared by the board of directors out of funds legally available.

If People’s United issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Suffolk can pay dividends, as and when legally declared by the board of directors. Additionally, Suffolk’s bylaws provide that, before payment of any dividend, Suffolk’s board of directors may set aside out of the net profits of Suffolk available for dividends such sum or sums as the board from time to time in its absolute discretion deems proper as a reserve fund to meet contingencies, for equalizing dividends, for repairing or maintaining any property of Suffolk or for such other purpose as the board thinks is conducive to the interest of Suffolk. In addition, the board may modify or abolish any such reserve.

LEGAL MATTERS

The validity of the shares of People’s United common stock to be issued in the merger will be passed upon for People’s United by Simpson Thacher. Simpson Thacher and Wachtell Lipton will deliver opinions to People’s United and Suffolk, respectively, as to certain federal income tax consequences of the merger. For more information, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page 66.

EXPERTS

The consolidated financial statements of People’s United as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 included in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2015 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Suffolk as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 included in Suffolk’s Annual Report on Form 10-K for the year ended December 31, 2015 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BDO USA, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Suffolk will hold a 2017 annual meeting of shareholders only if the merger is not completed. Shareholder proposals to be considered at the 2017 annual meeting of shareholders must be submitted in a timely fashion. Shareholder proposals pursuant to Rule 14a-8 of the Exchange Act to be considered for inclusion in the proxy statement for the 2017 annual meeting of the shareholders must be received by Suffolk at its principal executive offices no later than December 7, 2016. Any such proposals, as well as any questions about them, should be directed to the Secretary of Suffolk. Shareholder proposals for the 2017 annual meeting of shareholders submitted outside of the processes of Rule 14a-8 of the Exchange Act must be, and will be considered untimely unless they are, (i) in the case of nominations for election to Suffolk’s board of directors, delivered or mailed to the president of Suffolk not less than 14 days nor more than 50 days prior to the date of the 2017 annual meeting (or no later than the close of business on the seventh day following the date on which notice of the meeting is mailed, if less than 21 days’ notice of the 2017 annual meeting is given to shareholders), and (ii) in the case of other shareholder proposals, delivered to Suffolk no later than February 16, 2017. In the case of nominations for election to Suffolk’s board of directors, shareholder proposals must comply with the requirements of Suffolk’s bylaws, which are available on Suffolk’s website at www.scnb.com.

WHERE YOU CAN FIND MORE INFORMATION

People’s United and Suffolk file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, People’s United and Suffolk file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Regulatory Filings,” or from Suffolk by accessing Suffolk’s website at www.scnb.com under the tab “Investor Relations” and then under the heading “SEC Filings.” Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

People’s United has filed a registration statement on Form S-4 to register with the SEC the shares of People’s United common stock that Suffolk’s shareholders will receive in the merger. This proxy statement/prospectus is part of the registration statement of People’s United on Form S-4 and is a prospectus of People’s United and a proxy statement of Suffolk for the Suffolk special meeting.

The SEC permits People’s United and Suffolk to “incorporate by reference” information into this proxy statement/prospectus. This means that People’s United and Suffolk can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this proxy statement/prospectus that is incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about People’s United and Suffolk and their financial conditions.

People’s United SEC Filings (SEC File Number 001-33326):	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2015

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2016 and quarter ended June 30, 2016

Current Reports on Form 8-K	Filed on April 22, 2016; June 27, 2016; June 28, 2016; and July 22, 2016 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed on March 11, 2016

Description of People’s United common stock contained in People’s United Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating these descriptions	Filed on February 22, 2007

Suffolk SEC Filings (SEC File Number 001-37658):	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2015

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2016 and quarter ended June 30, 2016

Current Reports on Form 8-K	Filed on May 18, 2016 and June 28, 2016 (other than the portions of those documents not deemed to be filed)

Suffolk SEC Filings (SEC File Number 001-37658):	Period or Date Filed

Definitive Proxy Statement on Schedule 14A	Filed on April 6, 2016

Description of Suffolk’s common stock contained in Suffolk’s Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating these descriptions	Filed on December 11, 2015

In addition, People’s United and Suffolk also incorporate by reference all documents that either company may subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Suffolk special meeting, provided that neither People’s United nor Suffolk are incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, the information contained in this proxy statement/prospectus with respect to People’s United was provided by People’s United, and the information contained in this proxy statement/prospectus with respect to Suffolk was provided by Suffolk.

Documents incorporated by reference are available from People’s United and Suffolk, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

People’s United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604
Attention: Investor Relations
Telephone: (203) 338-4581
www.peoples.com (“Investor Relations” tab under the

heading “Regulatory Filings”)

Suffolk Bancorp 4 West Second Street Riverhead, New York 11901 Attention: Investor Relations Telephone: (631) 208-2400 www.scnb.com (“Investor Relations” tab under the heading “SEC Filings”)

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the Suffolk special meeting. This means that Suffolk’s shareholders requesting documents must do so by October 5, 2016, in order to receive them before the special meeting.

Neither People’s United nor Suffolk has authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in our affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A—AGREEMENT AND PLAN OF MERGER

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and between

SUFFOLK BANCORP

and

PEOPLE’S UNITED FINANCIAL, INC.

Dated as of June 26, 2016

A-i

ARTICLE I THE MERGER

1.1	The Merger	A-1
1.2	Closing	A-1
1.3	Effective Time	A-1
1.4	Effects of the Merger	A-1
1.5	Conversion of Company Common Stock	A-2
1.6	Purchaser Common Stock	A-2
1.7	Treatment of Company Equity Awards	A-2
1.8	Certificate of Incorporation of Surviving Corporation	A-3
1.9	Bylaws of Surviving Corporation	A-4
1.10	Tax Consequences	A-4
1.11	Bank Merger	A-4

ARTICLE II EXCHANGE OF SHARES

2.1	Purchaser to Make Shares Available	A-4
2.2	Exchange of Shares	A-4

ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY

3.1	Corporate Organization	A-6
3.2	Capitalization	A-8
3.3	Authority; No Violation	A-8
3.4	Consents and Approvals	A-9
3.5	Reports	A-10
3.6	Financial Statements	A-10
3.7	Broker’s Fees	A-11
3.8	Absence of Certain Changes or Events	A-12
3.9	Legal Proceedings	A-12
3.10	Taxes and Tax Returns	A-12
3.11	Employees and Employee Benefit Plans	A-13
3.12	Compliance with Applicable Law	A-15
3.13	Certain Contracts	A-16
3.14	Agreements with Regulatory Agencies	A-17
3.15	Risk Management Instruments	A-17
3.16	Environmental Matters	A-17
3.17	Investment Securities and Commodities	A-17
3.18	Real Property	A-18
3.19	Intellectual Property	A-18
3.20	Related Party Transactions	A-19
3.21	State Takeover Laws; Dissenters Rights	A-19
3.22	Reorganization	A-19
3.23	Opinion	A-19
3.24	Company Information	A-19
3.25	Loan Portfolio	A-19
3.26	Insurance	A-20
3.27	No Other Representations or Warranties	A-20

A-ii

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Corporate Organization	A-21
4.2	Capitalization	A-22
4.3	Authority; No Violation	A-23
4.4	Consents and Approvals	A-23
4.5	Reports	A-24
4.6	Financial Statements	A-24
4.7	Broker’s Fees	A-25
4.8	Absence of Certain Changes or Events	A-26
4.9	Legal Proceedings	A-26
4.10	Taxes and Tax Returns	A-26
4.11	Compliance with Applicable Law	A-27
4.12	Agreements with Regulatory Agencies	A-27
4.13	Related Party Transactions	A-28
4.14	State Takeover Laws	A-28
4.15	Reorganization	A-28
4.16	Purchaser Information	A-28
4.17	No Other Representations or Warranties	A-28

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business of the Company Prior to the Effective Time	A-29
5.2	Company Forbearances	A-29
5.3	Purchaser Forbearances	A-31

ARTICLE VI ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-32
6.2	Access to Information	A-33
6.3	Stockholders’ Approval	A-34
6.4	Legal Conditions to Merger	A-35
6.5	Stock Exchange Listing	A-35
6.6	Employee Benefit Plans	A-35
6.7	Indemnification; Directors’ and Officers’ Insurance	A-37
6.8	Additional Agreements	A-38
6.9	Dividends	A-38
6.10	Acquisition Proposals	A-38
6.11	Public Announcements	A-39
6.12	Change of Method	A-39
6.13	Takeover Statutes	A-40
6.14	Exemption from Liability under Section 16(b)	A-40
6.15	Advice of Changes	A-40
6.16	Litigation and Claims	A-40
6.17	DRIP	A-41
6.18	No Control of Other Party’s Business	A-41
6.19	Advisory Board	A-41

A-iii

ARTICLE VII CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-41
7.2	Conditions to Obligations of Purchaser	A-41
7.3	Conditions to Obligations of the Company	A-42

ARTICLE VIII TERMINATION AND AMENDMENT

8.1	Termination	A-43
8.2	Effect of Termination	A-44

ARTICLE IX GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	A-45
9.2	Amendment	A-45
9.3	Extension; Waiver	A-45
9.4	Expenses	A-46
9.5	Notices	A-46
9.6	Interpretation	A-47
9.7	Counterparts	A-47
9.8	Entire Agreement	A-47
9.9	Governing Law; Jurisdiction	A-48
9.10	Waiver of Jury Trial	A-48
9.11	Assignment; Third Party Beneficiaries	A-48
9.12	Specific Performance	A-48
9.13	Severability	A-49
9.14	Delivery by Facsimile or Electronic Transmission	A-49

Exhibit A – Bank Merger Agreement

A-iv

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-39
Adjusted Stock Award	A-3
affiliate	A-47
Agreement	A-1
Anti-Money Laundering Laws	A-16
Bank Merger	A-4
Bank Merger Agreement	A-4
Bank Merger Certificates	A-4
BHC Act	A-6
business day	A-47
Certificate	A-2
certificates	A-2
Certificates of Merger	A-1
Chosen Courts	A-48
Closing	A-1
Closing Date	A-1
Code	A-1
Company	A-1
Company 401(k) Plan	A-36
Company Bank	A-4
Company Benefit Plans	A-13
Company Bylaws	A-7
Company Certificate	A-7
Company Common Stock	A-2
Company Contract	A-16
Company Disclosure Schedule	A-6
Company Equity Awards	A-3
Company Indemnified Parties	A-37
Company Insiders	A-40
Company Meeting	A-34
Company Owned Properties	A-18
Company Qualified Plans	A-14
Company Real Property	A-18
Company Regulatory Agreement	A-17
Company Reports	A-10
Company Restricted Stock Award	A-3
Company SAR	A-3
Company Stock Option	A-2
Company Stock Plans	A-3
Company Subsidiary	A-7
Confidentiality Agreement	A-34
Continuing Employees	A-35
control	A-7
CRA	A-15
Delaware Secretary	A-1
DGCL	A-1
dollars	A-47
DRIP	A-8
DSPP	A-3

A-v

Page
Effective Time	A-1
Enforceability Exceptions	A-9
Environmental Laws	A-17
ERISA	A-13
ERISA Affiliate	A-14
ESPP	A-3
Exchange Act	A-11
Exchange Agent	A-4
Exchange Fund	A-4
Exchange Ratio	A-2
FDIC	A-7
Federal Reserve Board	A-6
GAAP	A-7
Governmental Entity	A-9
Intellectual Property	A-18
IRS	A-12
knowledge	A-47
Liens	A-8
Loans	A-19
made available	A-47
Material Adverse Effect	A-7
Merger	A-1
Merger Consideration	A-2
Multiemployer Plan	A-14
NASDAQ	A-5
New Plans	A-35
New York Secretary	A-1
Notifying Party	A-40
NYBCL	A-1
OCC	A-9
PBGC	A-14
Per Share Stock Consideration	A-3
Permitted Encumbrances	A-18
person	A-47
Premium Cap	A-37
Proxy Statement	A-9
Purchaser	A-1
Purchaser 401(k) Plan	A-36
Purchaser Bank	A-4
Purchaser Bylaws	A-4
Purchaser Certificate	A-3
Purchaser Common Stock	A-2
Purchaser Disclosure Schedule	A-21
Purchaser Equity Awards	A-22
Purchaser Material Adverse Effect	A-21
Purchaser Preferred Stock	A-22
Purchaser Regulatory Agreement	A-28
Purchaser Reports	A-24
Purchaser Restricted Stock Award	A-22
Purchaser Share Closing Price	A-5
Purchaser Stock Plans	A-22

A-vi

Page
Purchaser Subsidiary	A-21
Regulatory Agencies	A-10
Representatives	A-38
Requisite Company Vote	A-9
Requisite Regulatory Approvals	A-33
Rollover Stock Award	A-3
S-4	A-9
Sarbanes-Oxley Act	A-10
SEC	A-9
Securities Act	A-10
SRO	A-10
Subsidiary	A-7
Superior Proposal	A-39
Surviving Corporation	A-1
Takeover Statutes	A-19
Tax	A-13
Tax Return	A-13
Taxes	A-13
Termination Date	A-43
Termination Fee	A-45
Willful Breach	A-44

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 26, 2016 (this “Agreement”), by and between Suffolk Bancorp, a New York corporation (the “Company”), and People’s United Financial, Inc., a Delaware corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Purchaser and the Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Purchaser (the “Merger”), so that Purchaser is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the New York Business Corporation Law (the “NYBCL”) and the Delaware General Corporation Law (the “DGCL”), at the Effective Time, the Company shall merge with and into Purchaser. Purchaser shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. New York City time at the offices of Wachtell, Lipton, Rosen & Katz, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or such other date or time mutually agreed in writing by the parties (the “Closing Date”).

1.3 Effective Time. The Merger shall become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of New York (the “New York Secretary”) and the certificate of merger to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”), in each case on the Closing Date (together, the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the NYBCL and the DGCL.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder of any of the following securities:

(a) Subject to Section 2.2(e) and except as set forth in Section 1.7(c), each share of the common stock, par value $2.50 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or Purchaser (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive 2.225 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $0.01 per share, of Purchaser (the “Purchaser Common Stock”); it being understood that upon the Effective Time, pursuant to Section 1.6, the Purchaser Common Stock, including the shares issued to former holders of Company Common Stock, shall be the common stock of the Surviving Corporation.

(b) All of the shares of Company Common Stock converted into the right to receive Purchaser Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of Purchaser Common Stock which such shares of Company Common Stock have been converted into the right to receive or, at Purchaser’s option, evidence of shares in book entry form (collectively, referred to herein as “certificates”), (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Purchaser Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Purchaser Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Purchaser (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no stock of Purchaser or other consideration shall be delivered in exchange therefor.

1.6 Purchaser Common Stock. At and after the Effective Time, each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.7 Treatment of Company Equity Awards.

(a) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock under the Company Stock Plans, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”) shall fully vest and shall be cancelled and converted automatically into the right to receive a number of shares of Purchaser Common Stock equal to the quotient of (i) the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option multiplied by (B) the excess, if any, of the Per Share Stock Consideration over the exercise price per share of Company Common Stock of such Company Stock Option, divided by (ii) the Purchaser Share Closing Price, with cash payable in lieu of any fractional shares

(such cash amount calculated in accordance with the methodology set forth in Section 2.2(e), mutatis mutandis). The Surviving Corporation shall issue the consideration described in this Section 1.7(a), less applicable tax withholdings, within five (5) business days following the Closing Date. Any Company Stock Option that has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Stock Consideration shall be cancelled in exchange for no consideration. Any stock appreciation right (a “Company SAR”) granted in tandem with a Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled for no consideration immediately prior to the Effective Time.

(b) At the Effective Time, except as set forth in Section 1.7(c), each share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under the Company Stock Plans that is outstanding immediately prior to the Effective Time (a “Company Restricted Stock Award”, and together with Company Stock Options, “Company Equity Awards”) shall fully vest and shall be cancelled and converted automatically into the right to receive the Merger Consideration, with cash payable in lieu of any fractional shares (such cash amount calculated in accordance with the methodology set forth in Section 2.2(e), mutatis mutandis). The Surviving Corporation shall issue the consideration described in this Section 1.7(b), less applicable tax withholdings, within five (5) business days following the Closing Date.

(c) Each Company Restricted Stock Award granted following the date of this Agreement pursuant to Section 5.2(b)(iii) of the Company Disclosure Schedule that is outstanding immediately prior to the Effective Time (each, a “Rollover Stock Award”) shall, as of the Effective Time, automatically be converted into the right to receive 2.225 restricted shares of Purchaser Common Stock, with any fractional shares rounded to the nearest whole number of shares (each, an “Adjusted Stock Award”). Each Adjusted Stock Award shall be subject to the same terms, conditions and restrictions (including any vesting conditions) as were applicable to the converted Rollover Stock Award immediately prior to the Effective Time. No Adjusted Stock Award shall be subject to accelerated vesting upon or in connection with the transactions contemplated herein.

(d) Purchaser shall take all corporate action necessary to issue a sufficient number of shares of Purchaser Common Stock with respect to the settlement of Company Equity Awards contemplated by this Section 1.7.

(e) With respect to the Company’s Employee Stock Purchase Plan (the “ESPP”) and Director Stock Purchase Plan (“DSPP”) the Board of Directors of the Company will adopt resolutions or take other actions as may be required to (i) cause the exercise (as of no later than ten business days prior to the date on which the Effective Time occurs) of any outstanding purchase right pursuant to the ESPP and DSPP, (ii) provide that no further purchase periods or purchase rights will be available under the ESPP or DSPP from and following the exercise contemplated by clause (i) and (iii) terminate the ESPP and DSPP (with such termination effective prior to the Effective Time).

(f) At or prior to the Effective Time, the Company, the Board of Directors of the Company and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.7.

(g) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Company Stock Plans” means the Amended and Restated Company 2009 Stock Incentive Plan and the 1999 Stock Option Plan.

(ii) “Per Share Stock Consideration” means the product of (A) the Exchange Ratio times (B) the Purchaser Share Closing Price.

1.8 Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Certificate of Incorporation of Purchaser (the “Purchaser Certificate”), as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Bylaws of Surviving Corporation. At the Effective Time, the Bylaws of Purchaser (the “Purchaser Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.11 Bank Merger. Concurrently with the Merger or at such later time as Purchaser may determine, The Suffolk County National Bank of Riverhead, a national banking association and a wholly-owned Subsidiary of Company (“Company Bank”), will merge (the “Bank Merger”) with and into People’s United Bank, National Association, a national banking association chartered under the laws of the United States and a wholly-owned Subsidiary of Purchaser (“Purchaser Bank”). Purchaser Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective concurrently with the Effective Time or at such later time as Purchaser may determine. At such time after the date of this Agreement and prior to the Closing as Purchaser may request, Purchaser shall cause Purchaser Bank and Company shall cause Company Bank to enter into an agreement and plan of merger in substantially the form attached hereto as Exhibit A (the “Bank Merger Agreement”). Company shall cause Company Bank, and Purchaser shall cause Purchaser Bank, to execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) concurrently with the Effective Time or at such later time as Purchaser may determine.

ARTICLE II

EXCHANGE OF SHARES

2.1 Purchaser to Make Shares Available. At or prior to the Effective Time, Purchaser shall deposit, or shall cause to be deposited, with an exchange agent designated by Purchaser and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of Purchaser Common Stock, and cash in lieu of any fractional shares (such cash and certificates for shares of Purchaser Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Purchaser shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock (other than Company Restricted Stock Awards) immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive Purchaser Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of Purchaser Common Stock and any cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Purchaser Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Purchaser Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Purchaser Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Purchaser Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive.

(c) If any certificate representing shares of Purchaser Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Purchaser Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares (other than Company Restricted Stock Awards) are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Purchaser Common Stock as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Purchaser Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Purchaser Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share (after aggregating all Company Common Stock represented by the Certificates delivered by such holder) an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Purchaser Common Stock on the NASDAQ Global Select Market (“NASDAQ”) as reported by The Wall Street Journal for the five (5) full trading days ending on the trading day immediately preceding the Closing Date (the “Purchaser Share Closing Price”) by (ii) such aggregated fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Purchaser Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Purchaser Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Purchaser Common Stock deliverable in respect of each former share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Purchaser, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Purchaser shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration or any payments due to holders of Company Equity Awards, any cash in lieu of fractional shares of Purchaser Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Purchaser or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Equity Awards in respect of which the deduction and withholding was made by Purchaser or the Exchange Agent, as the case may be.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Purchaser, the posting by such person of a bond in such amount as Purchaser may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Purchaser Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Purchaser concurrently herewith (the “Company Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Company and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Company Reports filed by the Company since December 31, 2013 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Purchaser as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company, any event, circumstance, development, change or effect that, individually or in the aggregate, (i) has a material adverse effect on the business, properties, results of operations or financial condition of the Company and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which the Company and its Subsidiaries operate, or published interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to the Company or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on the Company’s or its Subsidiaries’ relationships with its customers, employees or other persons) or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of or at the written direction of Purchaser, or (E) a decline in the trading price of the Company’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (in each case it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect on the Company has occurred); except, with respect to subclauses (A), (B) or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other similar companies in the industries in which the Company and its Subsidiaries operate); or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of the Company to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or other person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions or (z) such first person otherwise controls. As used in this Agreement, the word “control” and the correlative terms “controlling” and “controlled” mean, with respect to any specified person, the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. True and complete copies of the Certificate of Incorporation of the Company (the “Company Certificate”) and the By-Laws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Purchaser.

(b) Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite corporate (or similar) power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions except for restrictions on dividends or distributions under applicable law and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”)

through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of (x) all Subsidiaries of the Company as of the date hereof, (y) all persons (not including Company Subsidiaries) in which the Company, together with any Company Subsidiaries, owns (directly or indirectly) more than 4.9% of a class of voting securities and (z) any “covered fund” (as defined in 12 C.F.R. §248.10(b)) in which the Company, together with any Company Subsidiaries, owns (directly or indirectly) any interest.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 15,000,000 shares of Company Common Stock, par value $2.50 per share. As of the date of this Agreement, there are (i) 11,892,254 shares of Company Common Stock issued and outstanding, which number includes 116,095 shares of Company Common Stock granted in respect of outstanding Company Restricted Stock Awards, (ii) 2,165,738 shares of Company Common Stock held in treasury, (iii) 182,100 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options and Company SARs, (iv) 314,600 shares of Company Common Stock reserved for issuance under the Company’s Dividend Reinvestment and Common Stock Purchase Plan (the “DRIP”), (v) 120,982 shares of Company Common Stock reserved for issuance pursuant to future grants under the Company Stock Plans and (vi) no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. No trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than Company Stock Options and the Company Restricted Stock Awards, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements (A) obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities or (B) linked to, or based upon, the value of Company securities. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of the Company. All grants of Company Equity Awards were validly issued and properly approved by the board of directors of the Company (or a committee thereof) in accordance with the applicable Company Stock Plan and applicable law, in each case in all material respects.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to the Company Bank, as provided under 12 U.S.C. §55) and free of preemptive rights. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of seventy percent (70%) of the Company stock entitled to vote (the “Requisite Company Vote”), and the adoption and approval of the Bank Merger Agreement by Company Bank and the Company as its sole stockholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Certificate or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults, losses of benefit under, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the New York Stock Exchange, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and the approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”), and the approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with the FDIC and any other banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Purchaser Disclosure Schedule and the approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Purchaser in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (f) the filing of the applicable Certificates of Merger with the New York Secretary pursuant to the NYBCL and the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and the approval of the listing of such Purchaser Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, the Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

3.5 Reports.

(a) The Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2014 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) – (vii), collectively “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Section 3.5 of the Company Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2014, (ii) there is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2014, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its Subsidiaries since December 31, 2014 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”) is publicly available. No such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2014, as of their respective dates, all Company Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. BDO USA, LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 (including any notes thereto), and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2016, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2014, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to the knowledge of the Company, to any director or officer of the Company.

3.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. The Company has previously made available to Purchaser a true and complete copy of any agreements with Keefe, Bruyette & Woods, Inc. related to the Merger and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2015, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Except for the negotiation of this Agreement, the transactions contemplated hereby or as set forth on Section 3.8 of the Company Disclosure Schedule, since December 31, 2015 through the date of this Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacities as such) or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes (determined both individually and in the aggregate) required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all information reporting regimes relating to Taxes in all material respects. The federal income Tax Returns of the Company and its Subsidiaries for all years to and including 2013 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries. The Company has made available to Purchaser true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in or has been a material advisor with respect to a “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2). At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) Since its formation, Suffolk Greenway, Inc. has validly qualified as a real estate investment trust within the meaning of Section 856 of the Code (and any similar provisions of state or local law) and has complied in all material respects with the requirements of Sections 856 through 860 of the Code (and any similar provisions of state or local law).

(c) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(d) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, equity-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, bonus, employment, change in control, pension, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to (or required to be contributed to) or sponsored by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries has any direct or contingent liability, excluding, in each case, any Multiemployer Plan.

(b) The Company has heretofore made available to Purchaser true and complete copies of (i) each material Company Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Company Benefit Plan, (D) the most recently prepared actuarial report for each Company Benefit Plan (if applicable) and (E) all material correspondence to or from any Governmental Entity received in the last three years with respect to such Company Benefit Plan.

(c) Each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(e) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company: (i) no such Company Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries and (v) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(f) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(g) Neither the Company nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(h) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all contributions required to be made to any Company Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(i) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, there are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists that would reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or increase in the amount or value of, any payment, right or other benefit to any employee, officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes.

(k) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, there are no pending or, to the knowledge of the Company, threatened labor grievances or unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries.

3.12 Compliance with Applicable Law.

(a) The Company and each of its Subsidiaries hold, and have at all times since December 31, 2014, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries.

(b) Company Bank is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder (collectively, the “CRA”) and has received a CRA rating of “satisfactory” or better in its most recently completed exam.

(c) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, none of the Company, or its Subsidiaries, or any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (a) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful payments, unlawful benefits, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful benefit or payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. The Company and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance in all material respects by the Company and its Subsidiaries with the foregoing.

(d) The Company and its Subsidiaries are and since January 1, 2014 have been conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all money-laundering laws administered or enforced by any Governmental Entity (collectively, “Anti-Money Laundering Laws”) in jurisdictions where the Company and its Subsidiaries conduct business. The Company and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by the Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws in jurisdictions where the Company and its Subsidiaries conduct business.

(e) The Company and each of its Subsidiaries have since January 1, 2014 properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law. None of the Company, any of its Subsidiaries, or any director, officer or employee of the Company or any of its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and all the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case in all material respects.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by the Company or any of its Subsidiaries, or upon consummation of the Merger will restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in such activities, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) that relates to the incurrence of indebtedness by the Company or any of its Subsidiaries, or the guaranty of indebtedness of others by the Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice, or intercompany indebtedness) in the principal amount of $2,500,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (v) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries, taken as a whole or (vi) that is a vendor agreement or joint marketing agreement, including any consulting agreement, data processing, software programming or licensing contract, involving (A) the payment of more than $150,000 over the remaining term of the agreement (other than any such contracts which are terminable by the Company or any of its Subsidiaries on ninety (90) days’ or less notice without any required payment or other conditions, other than the condition of notice) or (B) the payment of more than $150,000 payable as a result of the termination of the agreement or the consummation of the Merger. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) (excluding any Company Benefit Plan), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither the Company nor any of its Subsidiaries has received written, or to the Company’s knowledge, oral notice of any violation of any Company Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Contract, (iii) to the Company’s knowledge each third-party counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it to date under such Company Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

3.14 Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing, or to the Company’s knowledge, orally, since January 1, 2014, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

3.15 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent business practices and applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance, and have complied since January 1, 2014, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Company any private environmental investigations or remediation activities or governmental investigations of any nature, seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.17 Investment Securities and Commodities.

(a) Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Company Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses and the Company and its Subsidiaries have, since January 1, 2014, been in compliance in all material respects with such policies, practices and procedures. Prior to the date of this Agreement, the Company has made available to Purchaser the material terms of such policies, practices and procedures.

3.18 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) the Company or a Company Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such the Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Real Property. The Company has previously made available to Purchaser a true and complete list of all Company Real Property as of the date of this Agreement.

3.19 Intellectual Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens other than Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted, (b) (i) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use such Intellectual Property, and (ii) no person has asserted in writing to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (c) no person is challenging or, to the knowledge of the Company, infringing on or otherwise violating, any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries and (d) neither the Company nor any Company Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary. To the knowledge of the Company, since January 1, 2014, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of the Company and its Subsidiaries, taken as a whole. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, except those of a type available to employees of the Company or its Subsidiaries generally.

3.21 State Takeover Laws; Dissenters Rights. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any “moratorium,” “control share acquisition,” “fair price,” “business combination” or other anti-takeover law (including Section 912 of the NYBCL) (any such laws, “Takeover Statutes”). No appraiser’s or dissenter’s rights will be available to holders of shares of Company Common Stock or any other securities of the Company in connection with the Merger.

3.22 Reorganization. The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Company Information. The information relating to the Company and its Subsidiaries which is provided in writing by the Company or its representatives specifically for inclusion in (a) the Proxy Statement, on the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to the stockholders of the Company or at the time of the Company Meeting, (b) the S-4, at the time the S-4 or any amendment or supplement thereto is declared effective under the Securities Act or at the time of the Company Meeting or (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to information supplied by Purchaser or its representatives in writing specifically for inclusion therein) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which as of March 31, 2016, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of March 31, 2016, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater stockholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any affiliate of any of the foregoing (other than the Company and its Subsidiaries). Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of March 31, 2016, were classified by the Company as “Other Loans

Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date and (B) each asset of the Company or any of its Subsidiaries that, as of March 31, 2016, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) Except as set forth in Section 3.25(d) of the Company Disclosure Schedule, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any ongoing obligation to repurchase such Loans or interests therein, and the Company has not received written notice of any pending claim for any such repurchase.

(e) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither the Company nor any of its Subsidiaries (i) is now nor has it ever been since December 31, 2014 subject to any fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans or (ii) has received written notice of any claim, proceeding or investigation with respect thereto by any person.

3.26 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not, and the Company has not received any notice to the effect that any of them are, in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Purchaser or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Purchaser or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. The Company has not relied on any representations and warranties of Purchaser other than the representations and warranties of Purchaser that are expressly set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except (a) as disclosed in the disclosure schedule delivered by Purchaser to the Company concurrently herewith (the “Purchaser Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Purchaser Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Purchaser that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Purchaser Material Adverse Effect, and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Purchaser Reports filed by Purchaser since December 31, 2013 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Purchaser hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended, and is duly registered with the Federal Reserve System. Purchaser has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. As used in this Agreement, the term “Purchaser Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate, prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Purchaser to timely consummate the transactions contemplated hereby. True and complete copies of the Purchaser Certificate and Purchaser Bylaws, as in effect as of the date of this Agreement, have previously been made available by Purchaser to the Company.

(b) Each Subsidiary of Purchaser (a “Purchaser Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would, either individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, and (iii) has all requisite corporate (or similar) power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Purchaser to pay dividends or distributions except for restrictions on dividends or distributions under applicable law and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Purchaser that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Purchaser Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Purchaser as of the date hereof.

4.2 Capitalization.

(a) The authorized capital stock of Purchaser consists of 1,950,000,000 shares of Purchaser Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Purchaser Preferred Stock”). As of the date of this Agreement, there are (i) 399,739,662 shares of Purchaser Common Stock issued and 310,938,535 shares of Purchaser Common Stock outstanding, including 911,147 shares of Purchaser Common Stock granted in respect of outstanding awards of restricted Purchaser Common Stock under a Purchaser Stock Plan (a “Purchaser Restricted Stock Award”), (ii) 88,801,127 shares of Purchaser Common Stock held in treasury, (iii) 22,222,329 shares of Purchaser Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Purchaser Common Stock granted under a Purchaser Stock Plan (together with the Purchaser Restricted Stock Awards, the “Purchaser Equity Awards”), (iv) 15,812,826 shares of Purchaser Common Stock reserved for issuance pursuant to future grants under the Purchaser Stock Plans and (v) except as set forth on Section 4.2(a) of the Purchaser Disclosure Schedule, no other shares of capital stock or other voting securities of Purchaser issued, reserved for issuance or outstanding. As used herein, the “Purchaser Stock Plans” shall mean all employee and director equity incentive plans of Purchaser in effect as of the date of this Agreement and agreements for equity awards in respect of Purchaser Common Stock granted by Purchaser under the inducement grant exception. All of the issued and outstanding shares of Purchaser Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Purchaser may vote. Except as set forth on Section 4.2(a) of the Purchaser Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Purchaser are issued or outstanding. Other than the Purchaser Equity Awards and as set forth on Section 4.2(a) of the Purchaser Disclosure Schedule, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements (A) obligating Purchaser to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities or (B) linked to, or based upon, the value of Purchaser securities. As of the date of this Agreement, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Purchaser Common Stock or other equity interests of Purchaser. All grants of Purchaser Equity Awards were validly issued and properly approved by the board of directors of Purchaser (or a committee thereof) in accordance with the applicable Purchaser Stock Plan and applicable law, in each case in all material respects.

(b) Purchaser owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Purchaser Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Purchaser Bank, as provided under 12 U.S.C. § 55) and free of preemptive rights. As of the date of this Agreement, no Purchaser Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such

Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Purchaser. Except for the adoption and approval of the Bank Merger Agreement by Purchaser Bank and Purchaser as its sole stockholder, no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Purchaser Common Stock to be issued in the Merger have been validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Purchaser will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms or provisions hereof, will (i) violate any provision of the Purchaser Certificate or the Purchaser Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults, losses of benefit under, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and the approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the OCC, and the approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with the FDIC and any other banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Purchaser Disclosure Schedule and the approval of such applications, filings and notices, (e) the filing with the SEC of the Proxy Statement and the S-4, and declaration of effectiveness of the S-4, (f) the filing of the applicable Certificates of Merger with the New York Secretary pursuant to the NYBCL and the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Certificates and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and the approval of the listing of such Purchaser Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Purchaser of this Agreement or (ii) the consummation by Purchaser of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Purchaser is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

4.5 Reports.

(a) Purchaser and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2014 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. Except as set forth on Section 4.5 of the Purchaser Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Purchaser and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Purchaser, investigation into the business or operations of Purchaser or any of its Subsidiaries since January 1, 2014, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Purchaser or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Purchaser or any of its Subsidiaries since January 1, 2014, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Purchaser or any of its Subsidiaries to the SEC since December 31, 2014 pursuant to the Securities Act or the Exchange Act (the “Purchaser Reports”) is publicly available. No such Purchaser Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2014, as of their respective dates, all Purchaser Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Purchaser has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Purchaser Reports.

4.6 Financial Statements.

(a) The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Purchaser and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Purchaser and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned (or informed Purchaser that it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Purchaser Material Adverse Effect, neither Purchaser nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Purchaser, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Purchaser included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 (including any notes thereto), and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2016, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. Purchaser (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Purchaser, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Purchaser by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Purchaser’s outside auditors and the audit committee of Purchaser’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of Purchaser, any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting. To the knowledge of Purchaser, there is no reason to believe that Purchaser’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2014, (i) neither Purchaser nor any of its Subsidiaries, nor, to the knowledge of Purchaser, any director, officer, auditor, accountant or representative of Purchaser or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by Purchaser or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Purchaser or any of its officers, directors, employees or agents to the Board of Directors of Purchaser or any committee thereof or to the knowledge of Purchaser, to any director or officer of Purchaser.

4.7 Broker’s Fees. With the exception of the engagement of JPMorgan Securities LLC, neither Purchaser nor any Purchaser Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2015, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Except for the negotiation of this Agreement, the transactions contemplated hereby or as set forth on Section 4.8 of the Purchaser Disclosure Schedule, since December 31, 2015 through the date of this Agreement, Purchaser and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect, neither Purchaser nor any of its Subsidiaries is a party to any, and there are no pending or, to Purchaser’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Purchaser or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacities as such) or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Purchaser, any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates) that, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

4.10 Taxes and Tax Returns. Each of Purchaser and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Purchaser nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). Neither Purchaser nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. All material Taxes of Purchaser and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Purchaser and its Subsidiaries has withheld and paid all material taxes (determined both individually and in the aggregate) required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all information reporting regimes relating to Taxes in all material respects. The federal income Tax Returns of Purchaser and its Subsidiaries for all years to and including 2013 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Purchaser nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Purchaser and its Subsidiaries or the assets of Purchaser and its Subsidiaries. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries. Neither Purchaser nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Purchaser and its Subsidiaries). Neither Purchaser nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Purchaser) or (B) has any liability for the Taxes of any person (other than Purchaser or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Purchaser nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Purchaser nor any of its Subsidiaries has participated in or has been a material advisor with respect to a “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2). At no time during the past five (5) years has Purchaser been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.11 Compliance with Applicable Law.

(a) Purchaser and each of its Subsidiaries hold, and have at all times since December 31, 2014, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, and, to the knowledge of Purchaser, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Purchaser and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Purchaser or any of its Subsidiaries.

(b) Purchaser Bank is in compliance in all material respects with the applicable provisions of the CRA and has received a CRA rating of “satisfactory” or better in its most recently completed exam.

(c) Except as would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect, none of Purchaser, or its Subsidiaries, or any director, officer, employee, agent or other person acting on behalf of Purchaser or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Purchaser or any of its Subsidiaries for unlawful contributions, unlawful payments, unlawful benefits, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Purchaser or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Purchaser or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Purchaser or any of its Subsidiaries, or (f) made, offered, agreed, requested or accepted, or taken any act in furtherance of an offer, agreement, request or acceptance of, any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful benefit or payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Purchaser or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Purchaser or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Purchaser and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance in all material respects by Purchaser and its Subsidiaries with the foregoing.

(d) Purchaser and each of its Subsidiaries have since January 1, 2014 properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law. None of Purchaser, any of its Subsidiaries, or any director, officer or employee of Purchaser or any of its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and all the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case in all material respects.

4.12 Agreements with Regulatory Agencies. Neither Purchaser nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Purchaser Disclosure Schedule, a “Purchaser Regulatory Agreement”), nor has Purchaser or any of its Subsidiaries been advised in writing, or to Purchaser’s knowledge, orally, since January 1, 2014, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Purchaser Regulatory Agreement.

4.13 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Purchaser or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Purchaser or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Purchaser Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Purchaser) on the other hand, except those of a type available to employees of Purchaser or its Subsidiaries generally.

4.14 State Takeover Laws. The Board of Directors of Purchaser has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby Section 203 of the DGCL and any other Takeover Statutes.

4.15 Reorganization. Purchaser has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.16 Purchaser Information. The information relating to Purchaser and its Subsidiaries which is provided in writing by Purchaser or its representatives specifically for inclusion in (a) the Proxy Statement, on the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to the stockholders of the Company or at the time of the Company Meeting, (b) the S-4, at the time the S-4 or any amendment or supplement thereto is declared effective under the Securities Act or at the time of the Company Meeting or (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate to information supplied by the Company or its representatives in writing specifically for inclusion therein) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.17 No Other Representations or Warranties. Except for the representations and warranties made by Purchaser in this Article IV, neither Purchaser nor any other person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Purchaser in this Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Purchaser acknowledges and agrees that neither Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III. Purchaser has not relied on any representations and warranties of the Company other than the representations and warranties of the Company that are expressly set forth in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of the Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule), required by law or as consented to in writing by Purchaser (or, in the case of clause (b), the Company) (such consent not to be unreasonably withheld, conditioned or delayed), (a) the Company shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) the Company shall, and shall cause its Subsidiaries to, not knowingly take any action that would reasonably be expected to prevent or materially impair or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule), required by law or as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by the Company at a rate not in excess of $0.10 per share of Company Common Stock with record and payment dates consistent with the comparable quarters in the prior year (subject to Section 6.9), (B) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly-owned Subsidiaries or (C) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards, in each case of this clause (C), in accordance with past practice and the terms of the applicable award agreement);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, except, in each case, as set forth on Section 5.2(b)(iii) of the Company Disclosure Schedule;

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except in each case, as set forth on Section 5.2(b)(iii) of the Company Disclosure Schedule, pursuant to the exercise of Company Stock Options or the settlement of Company Equity Awards in accordance with their terms or pursuant to the DRIP;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness owed by any such person or any claims against any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement which are set forth on Section 5.2(c) of the Company Disclosure Schedule;

(d) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary of the Company;

(e) terminate, materially amend, or waive any material provision of, any Company Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases in the ordinary course of business without material adverse changes of terms with respect to the Company or its Subsidiaries, or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any Company Benefit Plan in effect on the date of this Agreement, (i) increase the compensation or benefits payable to any current or former employee, officer, director or consultant except for increases in the ordinary course consistent with past practice for employees whose annual compensation is expected to be less than $150,000; (ii) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement, except for (A) employment agreements terminable on less than thirty (30) days’ notice without penalty or (B) severance agreements entered into with employees who are not executive officers in connection with terminations of employment, provided that such severance agreements do not provide severance payments or benefits any greater than the payments and benefits described in Section 6.6(a) of the Company Disclosure Schedule, in each case, in the ordinary course of business consistent with past practice; (iii) enter into, adopt or terminate any Company Benefit Plan or any agreement, trust, plan, fund or other arrangement that would constitute a Company Benefit Plan if it were in effect on the date of this Agreement, except as permitted by clause (ii); (iv) amend any Company Benefit Plan, other than amendments in the ordinary course of business that do not materially increase the cost to the Company of maintaining such Company Benefit Plan or providing benefits pursuant to such Company Benefit Plan; (v) fund any rabbi trust or similar arrangement; (vi) hire or terminate the employment of any officer or employee having a title of Senior Vice President or above, other than for cause; (vii) other than as required by GAAP, change any assumptions used to calculate funding or contribution obligations under any Company Benefit Plan, or increase or accelerate the funding rate in respect of any Company Benefit Plan; or (viii) enter into or adopt any collective bargaining agreement;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $125,000 individually or $250,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation or any of its affiliates or affect the Merger;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the Company Certificate or Company Bylaws or comparable governing documents of its Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or purchase any security rated below investment grade;

(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(m) enter into any material new line of business;

(n) make any loans or extensions of credit except in the ordinary course of business consistent with past practice or loans or extensions of credit in excess of $5,000,000 in a single transaction, in each case, except pursuant to existing commitments; provided, that Purchaser shall be required to respond to any request for a consent to make such loan or extension of credit in writing within two (2) business days after the loan package is delivered to Purchaser;

(o) make any material changes in its policies and practices with respect to (i) lending, underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, Loans or (ii) investment, risk and asset liability management or hedging practices and policies or securitization and servicing policies, in each case including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof and except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(p) make, or commit to make, any capital expenditures in excess of $100,000 individually or $300,000 in the aggregate, except as contemplated in the capital expenditure budget set forth on Section 5.2(p) of the Company Disclosure Schedule;

(q) other than in the ordinary course of business, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes, or agree to an extension or waiver of any limitation period with respect to any claim or assessment of material Taxes; or

(r) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Purchaser Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Purchaser Disclosure Schedule), required by law or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not permit any of its Subsidiaries to:

(a) amend the Purchaser Certificate or Purchaser Bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Purchaser;

(c) (i) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business or (ii) make loans, advances or capital contributions to, or investments in, any other person, in each case of clauses (i) and (ii), that would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger;

(d) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Purchaser;

(e) knowingly take any action that would reasonably be expected to prevent or materially impair or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other

Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby;

(f) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(g) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Purchaser and the Company shall promptly prepare and file with the SEC, no later than twenty (20) business days after the date of this Agreement, the Proxy Statement and Purchaser shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Purchaser and the Company shall use reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and the Company shall thereafter as promptly as practicable mail or deliver the Proxy Statement to its stockholders. Purchaser shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use, and cause their applicable Subsidiaries to use, their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Requisite Regulatory Approvals), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities and third parties. Without limiting the generality of the foregoing, as soon as practicable and in no event later than twenty (20) business days after the date of this Agreement, Purchaser and the Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any Governmental Entity in order to obtain the Requisite Regulatory Approvals.

(c) Purchaser and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Purchaser, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(d) In furtherance and not in limitation of the foregoing, each of Purchaser and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing.

(e) Purchaser and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(f) To the extent permitted by applicable law, Purchaser and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

(g) As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the OCC and the FDIC; and (y) any other approvals set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, except in the case of this clause (y) for any such authorizations, consents, orders or approvals the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (provided that for purposes of this clause (g), references to “the Company” in the definition of Material Adverse Effect shall be deemed to refer to “the Surviving Corporation”).

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of Purchaser, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems and records, and shall cooperate with Purchaser in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that the Company is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request. Upon reasonable notice and subject to applicable laws, Purchaser shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the Company, access, in each case solely for the purposes of verifying the representations and warranties of Purchaser in Article IV, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems and records. Neither Purchaser nor the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Purchaser’s or the Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will use reasonable best efforts to cooperate and make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Purchaser and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated May 2, 2016, between Purchaser and the Company (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Stockholders’ Approval. The Company shall call, give notice of, convene and hold a meeting of its stockholders (the “Company Meeting”) as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of stockholders to adopt a merger agreement. The Board of Directors of the Company shall use its reasonable best efforts to obtain from the stockholders of the Company the Requisite Company Vote, including by communicating to its stockholders its recommendation (and including such recommendation in the Proxy Statement) that they adopt this Agreement and the transactions contemplated hereby. The Company shall engage a proxy solicitor reasonably acceptable to Purchaser to assist in the solicitation of proxies from Company stockholders relating to the Requisite Company Vote. However, subject to Sections 8.1 and 8.2, if the Board of Directors of the Company, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would reasonably be expected to violate its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its stockholders, the Board of Directors of the Company may (but shall not be required to) submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of the Company may communicate the basis for its lack of a recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors of the Company may not take any actions under this sentence unless (i) it gives the Purchaser at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of the Company in response to an Acquisition Proposal, the latest material terms and conditions of (including a copy of the most recent proposed acquisition agreement, if any), and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances), (ii) during such five (5) business day period, if requested by Purchaser, the Company and its Representatives shall engage in good faith negotiations with Purchaser and its Representatives to amend or modify this Agreement in such a manner that it would not reasonably be expected to violate the fiduciary duties of the Board of Directors of the Company to continue to recommend this Agreement as so amended or modified (provided that in no event shall the Company be obligated to enter into any such amendment or modification of this Agreement), and (iii) at the end of such notice period, the Board of Directors of the Company takes into account any amendment or modification to this Agreement proposed by the Purchaser and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless reasonably be expected to violate its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. The Company shall adjourn or postpone the Company Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of the Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote, and subject to the terms and conditions of this

Agreement, the Company shall continue to use all reasonable best efforts, together with its proxy solicitor, to solicit proxies from stockholders in favor of the Requisite Company Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company at the Company Meeting for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve the Company of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Purchaser and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Purchaser or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. Purchaser shall cause the shares of Purchaser Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, Purchaser shall or shall cause one of its Subsidiaries to provide the employees of the Company and its Subsidiaries who continue to be employed by Purchaser or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (the “Continuing Employees”), solely during any period of employment of such Continuing Employees prior to the first anniversary of the Closing Date, with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by the Company or any such Subsidiary to such Continuing Employees immediately prior to the Effective Time, (ii) short-term incentive compensation opportunity that is substantially comparable to the short-term incentive compensation opportunity (including equity awards that are granted in respect of such short-term incentive opportunity, regardless of the vesting period) provided by the Company or any such Subsidiary to such Continuing Employees immediately prior to the Effective Time (which, for the avoidance of doubt, shall take into account any payments made to Continuing Employees pursuant to Section 6.6(f)), and (iii) other compensation, including long-term incentive opportunities, and employee benefits (other than severance benefits, which will be provided as set forth in last sentence hereof) that are no less favorable, in the aggregate, than the other compensation, including long-term incentive opportunities, and employee benefits (other than severance benefits) provided by Purchaser to similarly-situated employees of Purchaser, provided that, until such time as Purchaser can transfer the Continuing Employees to its corresponding benefit plans, providing other compensation, including long-term incentive opportunities, and employee benefits (other than severance benefits) no less favorable, in the aggregate, than those provided by the Company or any such Subsidiary to such Continuing Employees immediately prior to the Effective Time shall be deemed to satisfy the requirements of this clause (iii). Purchaser shall, or shall cause one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the 12-month period following the Closing Date severance benefits on terms consistent with the Amended and Restated Suffolk Bancorp / Suffolk County National Bank Severance Policy, in the form provided to Purchaser.

(b) With respect to any employee benefit plans of Purchaser or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Purchaser shall or shall cause one of its Subsidiaries to: (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and his or her eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time, provided, that the foregoing service recognition shall not apply (x) to the extent it would result in duplication of benefits for the same period of services, (y) for the purposes of benefit accrual under any defined benefit pension or the employer premium subsidy under any retiree medical plan or (z) to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

(c) Purchaser shall, or shall cause one of its Subsidiaries to, assume and honor all Company Benefit Plans in accordance with their terms. Purchaser hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans (to the extent they include such a definition or phrase) will occur at the Effective Time.

(d) Prior to the Effective Time, the Company may establish a cash-based retention program in the aggregate amount of $1,250,000 to promote retention and to incentivize efforts to consummate the Closing, consistent with the terms and conditions set forth in Section 6.6(d) of the Company Disclosure Schedule.

(e) If requested by Purchaser in writing at least twenty (20) business days prior to the Effective Time, the Company shall cause any 401(k) plan sponsored or maintained by the Company (each, a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. In the event that Purchaser requests that any Company 401(k) Plan be terminated, (i) the Company shall provide Purchaser with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Purchaser) not later than two (2) days immediately preceding the Effective Time and (ii) the Continuing Employees of the Company shall be eligible to participate, effective promptly following the Effective Time, in a 401(k) plan sponsored or maintained by Purchaser or one of its Subsidiaries (a “Purchaser 401(k) Plan”). Purchaser and the Company shall take any and all actions as may be required, including amendments to any Company 401(k) Plan and/or Purchaser 401(k) Plan, to permit each Continuing Employee who is a participant in the Company 401(k) Plan to be eligible to commence participation in the Purchaser 401(k) Plan as of the Closing Date and make rollover contributions to the Purchaser 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), Purchaser Common Stock or a combination thereof in an amount equal to the full account balance distributable to such Continuing Employee of the Company from a Company 401(k) Plan.

(f) The Company shall have the right, immediately prior to the Effective Time, to pay to each participant in an annual bonus program for the calendar year in which the Closing occurs, a pro-rated bonus based on actual performance of the Company for the portion of such calendar year commencing January 1 through and including the Closing Date, with such bonus calculated in good faith in the ordinary course of business consistent with past practice.

(g) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Purchaser or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the third sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Purchaser shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and Purchaser shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable law; provided that the Company Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Purchaser shall reasonably cooperate with the Company Indemnified Party in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, Purchaser shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that Purchaser may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, that Purchaser shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Purchaser shall cause to be maintained policies of insurance which, in Purchaser’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with Purchaser, may (and at the request of Purchaser, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If the Company purchases such a “tail policy,” Purchaser shall maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for such six-year period.

(c) The obligations of Purchaser and the Company under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Company Indemnified Party or affected person.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If Purchaser or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.7 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, Purchaser will cause proper provision to be made so that the successors and assigns of Purchaser will expressly assume the obligations set forth in this Section 6.7.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the other party.

6.9 Dividends. After the date of this Agreement, each of Purchaser and the Company shall coordinate with the other the declaration of any dividends in respect of Purchaser Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Purchaser Common Stock any such holder receives in exchange therefor in the Merger.

6.10 Acquisition Proposals.

(a) The Company agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal; provided, that, prior to the adoption of this Agreement by the stockholders of the Company by the Requisite Company Vote, in the event the Company receives an unsolicited bona fide written Acquisition Proposal after the date of this Agreement and its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such Acquisition Proposal constitutes or is more likely than not to result in a Superior Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would reasonably be expected to violate its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have provided such information to Purchaser and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Purchaser with respect to any Acquisition Proposal. The Company will promptly (and in any event within twenty-four (24) hours) advise Purchaser in writing following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of (including a copy of the most recent proposed acquisition agreement, if any), and the identity of the person making such inquiry or Acquisition Proposal), and will keep Purchaser reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. The Company shall use its reasonable best efforts, subject to applicable law, to, within ten (10) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than Purchaser and its affiliates and its and their Representatives) pursuant to any existing confidentiality, standstill or similar agreements to which it or any of its Subsidiaries is a party relating to an Acquisition Proposal. Unless this Agreement is contemporaneously terminated in accordance with its terms, the Company shall not, and shall cause its Representatives not to on its behalf, enter into any binding acquisition agreement, merger agreement or other definitive transaction agreement in respect of an Acquisition Proposal (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.10(a)). As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company. As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal that the Board of Directors of the Company concludes in good faith to be more favorable from a financial point of view to the Company’s stockholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisor (who shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal,” the references to “25%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority.”

(b) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to the Company’s stockholders; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.11 Public Announcements. The Company and Purchaser shall each use their reasonable best efforts to develop a joint communications plan, to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.12 Change of Method. The Company and Purchaser shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Purchaser (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Purchaser Common Stock received by the Company’s stockholders in exchange for each share of Company Common Stock, (ii) adversely affect the Tax treatment of the Company’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of the Company or Purchaser pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.13 Takeover Statutes. None of the Company, Purchaser or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.14 Exemption from Liability under Section 16(b). The Company and Purchaser agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.14. The Board of Directors of Purchaser and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Purchaser) any acquisitions of Purchaser Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.15 Advice of Changes. Purchaser and the Company (in such capacity, the “Notifying Party”) shall each promptly advise the other party of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on the Company, in the case of the Company, or a Purchaser Material Adverse Effect, in the case of Purchaser, or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in, if Purchaser is the Notifying Party, Sections 7.1 or 7.3, or if the Company is the Notifying Party, Sections 7.1 or 7.2; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.15 or the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Sections 7.2 or 7.3 to be satisfied.

6.16 Litigation and Claims. Each of Purchaser and the Company shall promptly notify each other in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Purchaser or the Company, as applicable, threatened against Purchaser, the Company or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Purchaser, the Company or their respective Subsidiaries with respect hereto or thereto or (b) seeks to enjoin, materially delay or otherwise restrain the transactions contemplated hereby or thereby. The Company shall give Purchaser the opportunity to participate at its own expense in the defense or settlement of any stockholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.17 DRIP. The Company shall take such actions as is necessary to provide that as of no later than three (3) business days prior to the Closing Date no further Company Common Stock will be purchased under the DRIP; provided that such cessation on further purchases following the Closing Date shall be conditioned upon the consummation of the Merger.

6.18 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Purchaser or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Purchaser and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.19 Advisory Board. At or promptly following the Effective Time, Purchaser shall establish a regional advisory board consisting of the members of the Board of Directors of the Company immediately prior to the Effective Time who wish to serve on such advisory board.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement shall have been adopted by the stockholders of the Company by the Requisite Company Vote.

(b) NASDAQ Listing. The shares of Purchaser Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.2(b) and 3.3(a) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have (x) a Material Adverse Effect on the Company or (y) a Material Adverse Effect on the Surviving Corporation (provided that for purposes of this clause (y), references to “the Company” in the definition of Material Adverse Effect shall be deemed to refer to “the Surviving Corporation”). Purchaser shall have received a certificate signed on behalf of the Company by an authorized officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of the Company by an authorized officer of the Company to such effect.

(c) Federal Tax Opinion. Purchaser shall have received the opinion of Simpson Thacher & Bartlett LLP, in form and substance reasonably satisfactory to Purchaser, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Purchaser and the Company, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Sections 4.2(a) and 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Purchaser set forth in Sections 4.1(a), 4.1(b), 4.2(b) and 4.3(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Purchaser set forth in this Agreement (read without giving effect to any qualification as to materiality or Purchaser Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Purchaser Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Purchaser Material Adverse Effect. The Company shall have received a certificate signed on behalf of Purchaser by an authorized officer of Purchaser to the foregoing effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Purchaser by an authorized officer of Purchaser to such effect.

(c) Federal Tax Opinion. The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Purchaser and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated upon written notice (specifying the provision or provisions hereof pursuant to which such termination is effected) at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company:

(a) by mutual consent of Purchaser and the Company in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either Purchaser or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Purchaser or the Company if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Purchaser or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Purchaser, or Purchaser, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Purchaser, or 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company, in the case of a termination by Purchaser, or Purchaser, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by Purchaser, but only prior to such time as the Requisite Company Vote is obtained, if (i) the Board of Directors of the Company shall have (A) failed to recommend in the Proxy Statement that the stockholders of the Company adopt this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Purchaser, or publicly disclosed that it has resolved to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting an Acquisition Proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof or (B) recommended or endorsed an Acquisition Proposal or failed to issue a press release announcing its opposition to such Acquisition Proposal within ten (10) business days after an Acquisition Proposal is publicly announced, or (ii) the Company or its Board of Directors has breached in any material respect its obligations under the first sentence of Section 6.3 or the first or second sentences of Section 6.10; or

(f) by either Purchaser or the Company if the Company Meeting (including any postponements or adjournments thereof) shall have concluded with the vote contemplated by Section 3.3(a) having been taken and the Requisite Company Vote shall not have been obtained; provided that the Company may not terminate this Agreement under this Section 8.1(f) if it has not complied in all material respects with its obligations under Section 6.3 (including by complying with any adjournment or postponement obligations under Section 6.3).

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Purchaser or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Purchaser, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Purchaser nor the Company shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of any provision of this Agreement occurring prior to termination (which, in the case of the Company, shall include the loss to the holders of Company Common Stock and Company Equity Awards of the economic benefits of the Merger, including the loss of the premium offered to the holders of Company Common Stock and Company Equity Awards, it being understood that the Company shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders of Company Equity Awards in its sole and absolute discretion, and any amounts received by the Company in connection therewith may be retained by the Company). “Willful Breach” shall mean a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of or failure of performance under this Agreement.

(b)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management or the Board of Directors of the Company or has been made directly to its stockholders generally or any person shall have publicly announced (whether or not withdrawn) an Acquisition Proposal with respect to the Company and (A) (x) thereafter this Agreement is terminated by either Purchaser or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained at the Company Meeting (and all other conditions set forth in Sections 7.1(d), 7.1(e), 7.3(a) and 7.3(b) had been satisfied or were capable of being satisfied prior to such termination) or Section 8.1(f) or (y) thereafter this Agreement is terminated by Purchaser pursuant to Section 8.1(d) as a result of a Willful Breach of this Agreement and (B) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Purchaser, by wire transfer of same day funds, a fee equal to sixteen million dollars ($16,000,000) (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Purchaser pursuant to Section 8.1(e), then the Company shall pay Purchaser, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(c) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or Willful Breach of any provision of this Agreement, the maximum aggregate amount of monetary fees, liabilities or damages payable by the Company under this Agreement shall be equal to the Termination Fee, and the Company shall not be required to pay the Termination Fee on more than one occasion.

(d) The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Purchaser would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to Section 8.2(b), and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay the costs and expenses of Purchaser (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if the Company fails to pay any amount due pursuant to Section 8.2(b), then the Company shall pay interest on such overdue amount at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made, for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by the Company pursuant to Section 8.2(b) constitute liquidated damages and not a penalty, and except in the case of fraud or Willful Breach, shall be the sole and exclusive monetary remedy of Purchaser in the event of a termination of this Agreement under circumstances where the Termination Fee is payable and is paid in full.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided, that after adoption of this Agreement by the stockholders of the Company, there may not be, without further approval of the stockholders of the Company, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, that after adoption of this Agreement by the stockholders of the Company, there may not be, without further approval of the stockholders of the Company, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by Purchaser and the Company.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, or if by email so long as such email states it is a notice delivered pursuant to this Section 9.5 and a duplicate copy of such email is promptly given by one of the other methods described in this Section 9.5, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to the Company, to:

Suffolk Bancorp

4 West Second Street

Riverhead, NY 11901

Attention:          Howard C. Bluver

Facsimile:         (631) 727-2638

Email:                hbluver@scnb.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:          David E. Shapiro

                           Raaj S. Narayan

Facsimile:         (212) 403-2000

Email:               deshapiro@wlrk.com

                           rsnarayan@wlrk.com

(b) if to Purchaser, to:

People’s United Financial, Inc.

850 Main Street

Bridgeport, CT 06604

Attention:          Bob Trautmann, Senior Executive Vice President and

                           General Counsel

Facsimile:         (203) 338-3600

Email:               Robert.Trautmann@peoples.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:          Lee A. Meyerson

                           Elizabeth A. Cooper

Facsimile:         (212) 455-2502

Email:               lmeyerson@stblaw.com

                           ecooper@stblaw.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Purchaser means the actual knowledge of the officers of Purchaser listed on Section 9.6 of the Purchaser Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (ii) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person (iv) “made available” means any document or other information that was (A) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (B) included in the virtual data room of a party prior to the date hereof or (C) filed or furnished by a party with the SEC and publicly available on EDGAR prior to the date hereof and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The Company Disclosure Schedule and the Purchaser Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of the Company shall be subject to the laws of the State of New York, without regard to any applicable conflicts of law).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware, or, if (and only if) such court shall be unavailable, the U.S. district court for the District of Delaware or any other state court located Delaware (and in each case any courts from which appeals may be taken) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (other than by operation of law) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each Company Indemnified Party and his or her representatives, and subject to the right of the Company to enforce the rights of its shareholders and the holders of Company Equity Awards pursuant to Section 8.2(a), this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached.

Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable, so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any party hereto.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SUFFOLK BANCORP

By:	/s/ Howard C. Bluver
	Name:	Howard C. Bluver
	Title:	Chief Executive Officer & President

PEOPLE’S UNITED FINANCIAL, INC.

By:	/s/ John P. Barnes
	Name:	John P. Barnes
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

AGREEMENT OF MERGER

OF

THE SUFFOLK COUNTY NATIONAL BANK OF RIVERHEAD

WITH AND INTO

PEOPLE’S UNITED BANK, NATIONAL ASSOCIATION

THIS AGREEMENT OF MERGER, dated as of [●] (this “Agreement”), is made and entered into between People’s United Bank, National Association, a national banking association (“Purchaser Bank”), and The Suffolk County National Bank of Riverhead, a national banking association (“SCNB”).

WITNESSETH:

WHEREAS, Purchaser Bank, a national banking association duly organized and existing under the laws of the United States with its main office located at 850 Main Street, Bridgeport, Connecticut 06604, has authorized capital stock consisting of [●] shares of common stock, par value $[●] per share, of which [●] shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, SCNB, a national banking association duly organized and existing under the laws of the United States with its main office located at 4 West Second Street, Riverhead, New York 11901, has authorized capital stock consisting of [●] shares of common stock, par value $5.00 per share, of which [●] shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, People’s United Financial, Inc. (“Purchaser”) is the record and beneficial owner of all of the outstanding shares of common stock of Purchaser Bank;

WHEREAS, Suffolk Bancorp (“Suffolk”) is the record and beneficial owner of all of the outstanding shares of common stock of SCNB;

WHEREAS, Purchaser and Suffolk are parties to an Agreement and Plan of Merger, dated as of June 26, 2016, as it may be amended from time to time (the “Parent Merger Agreement”), pursuant to which, subject to the terms and conditions of the Parent Merger Agreement, Suffolk shall merge with and into Purchaser (the “Parent Merger”), whereby (i) the corporate existence of Suffolk shall cease and Purchaser shall continue its corporate existence under the laws of the State of Delaware as the surviving corporation in the Parent Merger and (ii) SCNB shall become a wholly owned subsidiary of Purchaser; and

WHEREAS, the respective boards of directors of Purchaser Bank and SCNB, acting pursuant to resolutions duly adopted, have approved this Agreement and authorized the execution hereof.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

1.	THE MERGER

A.	Merger; Surviving Association

Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), SCNB shall be merged with and into Purchaser Bank, pursuant to the provisions of, and with the effect provided in, 12 U.S.C. § 215a-1 and 12 U.S.C. § 1828(c) (said transaction, the “Merger”) and the corporate existence of SCNB shall cease. Purchaser Bank shall continue its corporate existence as a national banking association under the laws of the United States and shall be the national association surviving the Merger (the “Surviving Association”). The parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

B.	Articles of Association and Bylaws

From and after the Effective Time, the Articles of Association of Purchaser Bank as in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Association until thereafter amended in accordance with their terms and applicable law. From and after the Effective Time, the Bylaws of Purchaser Bank as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Association until thereafter amended in accordance with their terms and applicable law.

C.	Effective Time of the Merger

The Merger shall become effective at such time and date as are agreed to by Purchaser Bank and SCNB, subject to the approval of the Office of the Comptroller of the Currency (the “OCC”), or such other time and date as shall be provided by law. The date and time of such effectiveness is herein referred to as the “Effective Time”.

D.	Effect of the Merger

As of the Effective Time, and in addition to the effects under applicable law, including without limitation 12 U.S.C. § 215a: (a) all assets and all rights, franchises and interests of SCNB in and to every type of property (real, personal and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Association by virtue of the Merger without any deed, conveyance or other transfer, and the Surviving Association, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by SCNB immediately prior to the Effective Time; and (b) the Surviving Association shall be responsible for all of the liabilities of every kind and description of SCNB existing as of the Effective Time.

E.	Business of Surviving Association; Name and Offices

The business of the Surviving Association after the Merger shall be that of a national banking association with trust powers and shall be conducted at its main office and at all legally established branches. Upon consummation of the merger, the name of the Surviving Association shall be “People’s United Bank, National Association.” The main office of the Surviving Association shall be the main office of the Purchaser Bank located at 850 Main Street, Bridgeport, Connecticut 06604, pursuant to 12 U.S.C. § 1831u(d)(1). The main office of SCNB and all branch offices of SCNB and Purchaser Bank that are in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Association upon consummation of the Merger, subject to the opening or closing of any offices that may be authorized by Purchaser Bank and applicable regulatory authorities after the Effective Time.

F.	Directors and Executive Officers

Upon consummation of the Merger, the directors and executive officers of the Surviving Association shall be the persons serving as directors and executive officers of Purchaser Bank immediately prior to the Effective Time. Directors and officers of the Surviving Association shall serve for such terms as are specified in the Articles of Association and Bylaws of the Surviving Association.

G.	Treatment of Shares

At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, (a) each share of SCNB common stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and (b) the shares of Purchaser Bank common stock issued and outstanding immediately prior to the Effective Time shall remain outstanding, shall be unchanged after the Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Association.

Exhibit A-2

2.	CONDITIONS PRECEDENT

The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

A. Shareholder Approval. The Agreement shall have been ratified and confirmed by the sole shareholder of each of Purchaser Bank and SCNB at a meeting of each such shareholder or by written consent in lieu of a meeting of shareholders, provided that such action by written consent is authorized under the applicable articles of association or bylaws or otherwise provided by law.

B. Regulatory Approvals. The parties shall have received (a) all consents, approvals and permissions and the satisfaction of all of the requirements prescribed by law, including, but not limited to, the consents, approvals and permissions of the OCC and all other regulatory authorities which are necessary to the carrying out of the Merger described in this Agreement, and all applicable waiting periods in respect thereof shall have expired; and (b) any necessary regulatory approval, including pursuant to 12 U.S.C. § 1831u(d), to operate the main office of SCNB and the branch offices of SCNB and Purchaser Bank as branch offices of the Surviving Association.

C. No Injunctions or Restraints. There shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger.

D. Parent Merger. The Parent Merger shall have been consummated in accordance with the terms and conditions of the Parent Merger Agreement.

3.	TERMINATION AND AMENDMENT

A.	Termination

Notwithstanding the approval of this Agreement by the shareholders of Purchaser Bank or SCNB, this Agreement shall terminate forthwith prior to the Effective Time in the event the Parent Merger Agreement is terminated as therein provided. This Agreement may also be terminated by mutual written consent of the parties hereto.

B.	Effect of Termination

In the event of termination of this Agreement as provided in Section 3.A above, this Agreement shall forthwith become void and have no effect, and none of Purchaser Bank or SCNB, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability or obligation of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby.

C.	Amendment

This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

4.	MISCELLANEOUS

A.	Representations and Warranties

Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

B.	Further Assurances

If at any time the Surviving Association shall reasonably require that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Association title

Exhibit A-3

to any property or rights of SCNB as of the Effective Time or otherwise carry out the provisions hereof, the proper officers and directors of SCNB, as of the Effective Time, and thereafter the officers of the Surviving Association acting on behalf of SCNB, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Association and otherwise carry out the provisions hereof.

C.	Nonsurvival of Agreements

None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement as provided in Section 3.A.

D.	Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation) or by email (so long as such email states it is a notice delivered pursuant to this Section 4.D and a duplicate copy of such email is promptly given by one of the other methods described in this Section 4.D), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Purchaser Bank, to:

People’s United Bank, National Association

850 Main Street

Bridgeport, CT 06604

Attention:          Bob Trautmann, Senior Executive Vice President and

                           General Counsel

Facsimile:         (203) 338-3600

Email:               Robert.Trautmann@peoples.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:          Lee A. Meyerson

                           Elizabeth A. Cooper

Facsimile:         (212) 455-2502

Email:               lmeyerson@stblaw.com

                           ecooper@stblaw.com

and

if to SCNB, to:

The Suffolk County National Bank of Riverhead

4 West Second Street

Riverhead, NY 11901

Attention:          Howard C. Bluver

Facsimile:         (631) 727-2638

Email:               hbluver@scnb.com

Exhibit A-4

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:          David E. Shapiro

                           Raaj S. Narayan

Facsimile:         (212) 403-2000 Email: deshapiro@wlrk.com

                           rsnarayan@wlrk.com

E.	Governing Law; Waiver of Jury Trial

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to any applicable conflicts of law, except to the extent federal law may be applicable. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

F.	Successors and Assigns

This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto to any other person without the prior consent in writing of the other party hereto.

G.	Counterparts

This Agreement may be executed in several counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

H.	Entire Agreement

This Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

I.	Interpretation

The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.

J.	Specific Performance

The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Exhibit A-5

K.	Severability

Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

[Signature page follows]

Exhibit A-6

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement of Merger to be executed by its duly authorized officers, all as of the date first set forth above.

ATTEST:	PEOPLE’S UNITED BANK, NATIONAL ASSOCIATION

By
Name:		Name:
Title:

ATTEST:	THE SUFFOLK COUNTY NATIONAL BANK OF RIVERHEAD

By
Name:		Name:	Howard C. Bluver
		Title:	Chief Executive Officer & President

[Signature Page to Agreement of Merger]

Unanimous Written Consent of

Sole Shareholder of

People’s United Bank, National Association

The undersigned, a duly authorized executive officer of People’s United Financial, Inc. (the sole shareholder of People’s United Bank, National Association), hereby approves, ratifies and confirms the Agreement and Plan of Merger in all respects.

PEOPLE’S UNITED FINANCIAL, INC.

By:
Name:
Title:

Unanimous Written Consent of

Sole Shareholder of

The Suffolk County National Bank of Riverhead

The undersigned, a duly authorized executive officer of Suffolk Bancorp (the sole shareholder of The Suffolk County National Bank of Riverhead), hereby approves, ratifies and confirms the Agreement and Plan of Merger in all respects.

SUFFOLK BANCORP

By:
Name:
Title:

[Signature Page to Agreement of Merger]

ANNEX B—OPINION OF KEEFE, BRUYETTE & WOODS, INC.

June 26, 2016

The Board of Directors

Suffolk Bancorp

4 West Second Street

Riverhead, NY 11901

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Suffolk Bancorp (“Suffolk”) of the Exchange Ratio (as defined below) to be received by such shareholders in the proposed merger (the “Merger”) of Suffolk with and into People’s United Financial, Inc. (“People’s United”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Suffolk and People’s United. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Suffolk, People’s United, any holder of shares of common stock, par value $2.50 per share, of Suffolk (“Suffolk Common Stock”) or any holder of shares of common stock, par value $0.01 per share, of People’s United (“People’s United Common Stock”), each share of Suffolk Common Stock issued and outstanding immediately prior to the Effective Time (except for shares of Suffolk Common Stock owned by Suffolk as treasury stock or owned by Suffolk or People’s United (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted)), shall be converted into the right to receive 2.225 shares of People’s United Common Stock. The ratio of 2.225 shares of People’s United Common stock for one share of Suffolk Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Merger, The Suffolk County National Bank of Riverhead, a wholly-owned subsidiary of Suffolk, shall merge with and into People’s United Bank, National Association, a wholly-owned subsidiary of People’s United (“People’s United Bank”), with People’s United Bank as the surviving entity, pursuant to a separate agreement of merger (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to Suffolk and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses and further to certain existing sales and trading relationships with each of Suffolk and People’s United, may from time to time purchase securities from, and sell securities to, Suffolk and People’s United. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Suffolk or People’s United for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Suffolk (the “Board”) in rendering this opinion and will receive a fee from Suffolk for our services. A portion of our fee is

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June 26, 2016

payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Suffolk has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than this present engagement, in the past two years, KBW has not provided investment banking and financial advisory services to Suffolk. In the past two years, KBW has not provided investment banking and financial advisory services to People’s United. We may in the future provide investment banking and financial advisory services to Suffolk or People’s United and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Suffolk and People’s United and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated June 26, 2016 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Suffolk; (iii) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 of Suffolk; (iv) certain unaudited monthly financial results for Suffolk in respect of April 2016 and May 2016 (provided to us by representatives of Suffolk); (v) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of People’s United; (vi) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 of People’s United; (vii) certain regulatory filings of Suffolk and People’s United and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three year period ended December 31, 2015 and the quarter ended March 31, 2016; (viii) certain other interim reports and other communications of Suffolk and People’s United to their respective shareholders; and (ix) other financial information concerning the businesses and operations of Suffolk and People’s United that was furnished to us by Suffolk or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Suffolk and People’s United; (ii) the assets and liabilities of Suffolk and People’s United; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Suffolk and People’s United with similar information for certain other companies the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Suffolk for 2016 and 2017, as well as assumed long-term Suffolk growth rates provided to us by Suffolk management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Suffolk management and with the consent of the Board; (vi) publicly available consensus “street estimates” of People’s United for 2016, 2017 and 2018 that were discussed with us by People’s United management and used and relied upon by us based on such discussions, at the direction of Suffolk management and with the consent of the Board; and (vii) estimates provided to us regarding certain pro forma financial effects of the Merger on People’s United (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were discussed with us by the management of Suffolk, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions with the managements of Suffolk and People’s United regarding the past and current business operations, regulatory relations, financial condition and future prospects of their

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June 26, 2016

respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken, with our assistance, by or on behalf of and at the direction of Suffolk, to solicit indications of interest from third parties regarding a potential transaction with Suffolk.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Suffolk as to the reasonableness and achievability of the publicly available consensus “street estimates” of Suffolk and the assumed Suffolk long-term growth rates referred to above, as well as the estimates regarding certain pro forma financial effects of the Merger on People’s United (and the assumptions and bases therefor, including without limitation the cost savings and related expenses expected to result or be derived from the Merger) referred to above, and we have assumed that such information was reasonably prepared and represents, or in the case of the Suffolk “street estimates” referred to above is consistent with, the best currently available estimates and judgments of Suffolk management and that such forecasts, projections and estimates will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of Suffolk, upon People’s United management as to the reasonableness and achievability of the publicly available consensus “street estimates” of People’s United referred to above, and we have assumed, with the consent of Suffolk, that such information is consistent with the best currently available estimates and judgments of People’s United management and that such estimates will be realized in the amounts and in the time periods currently estimated.

It is understood that all of the foregoing financial information of Suffolk that was provided to us was not prepared with the expectation of public disclosure and that such information, together with the publicly available consensus “street estimates” of Suffolk and People’s United referred to above that we were directed to use, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Suffolk and People’s United and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Suffolk or People’s United since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Suffolk and People’s United are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Suffolk or People’s United, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Suffolk or People’s United under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or

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June 26, 2016

necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed and referred to above) with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of the Suffolk Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Suffolk, People’s United or the pro forma entity, or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Suffolk that Suffolk has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Suffolk, People’s United, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Suffolk Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any related transaction, any consequences of the Merger or any related transaction to Suffolk, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Suffolk to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Suffolk or the Board; (iii) the fairness of the amount or nature of any compensation to any of Suffolk’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Suffolk Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Suffolk (other than the holders of Suffolk Common Stock solely with respect to the Exchange Ratio, as described herein and not relative to the

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June 26, 2016

consideration to be received by holders of any other class of securities) or holders of any class of securities of People’s United or any other party to any transaction contemplated by the Agreement; (v) the actual value of People’s United Common Stock to be issued in the Merger; (vi) the prices, trading range or volume at which Suffolk Common Stock or People’s United Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which People’s United Common Stock will trade following the consummation of the Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to Suffolk, People’s United, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Suffolk Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Suffolk Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, a Stifel Company  •  787 Seventh Avenue, 5th Floor, New York, NY 10019

(212) 887-7777  •  www.kbw.com